EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ELLIE MAE, INC.,

VICTORY MERGER SUB, INC.,

VELOCIFY, INC. AND

FORTIS ADVISORS LLC, AS THE REPRESENTATIVE

AUGUST 31, 2017

TABLE OF CONTENTS
ARTICLE 1 CERTAIN DEFINITIONS 2
ARTICLE 2 THE MERGER 21
2.1Conversion of Shares    21
2.2Treatment of Company Options    22
2.3Adjustments    24
2.4Escrow; Expense Fund    26
2.5The Closing    26
2.6Effects of the Merger    27
2.7Exchange    27
2.8Dissenting Shares    29
2.9Tax Withholding    29
2.10Further Assurances    29
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY 30
3.1Organization and Good Standing    30
3.2Subsidiaries    30
3.3Power, Authorization and Validity    31
3.4Capitalization of the Company    32
3.5No Conflict    33
3.6Litigation    33
3.7Taxes    33
3.8Related Party Transactions    37
3.9Company Financial Statements    37
3.10Title to Properties    38
3.11Absence of Certain Changes 38

3.12Contracts, Agreements, Arrangements, Commitments and Undertakings 40
3.13No Default; No Restrictions    42

3.14Intellectual Property    43
3.15    Compliance with Laws    49
3.16Employees, ERISA and Other Compliance    49
3.17Books and Records    54
3.18Insurance    54
3.19Environmental Matters    54
3.20Customers and Suppliers    55
3.21Accounts Receivable    55
3.22Anti-Money Laundering Laws    55
3.23Anti-Corruption and Anti-Bribery Laws    56
3.24Trade Compliance    56
3.25Corporate Documents    57
3.26Transaction Fees    57
3.27Exclusivity of Representations and Warranties    57
3.28Disclosure    58
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB 58
4.1Organization and Good Standing    58
4.2Power, Authorization and Validity    58
4.3No Conflict    59
4.4Interim Operations of Merger Sub    59
4.5Reliance    59
ARTICLE 5 COMPANY COVENANTS 60
5.1Advise of Changes    60
5.2Maintenance of Business    60
5.3Conduct of Business    61
5.4Regulatory Approvals    61

5.5Approval of Company Stockholders    62
5.6Necessary Consents    63
5.7Litigation    63
5.8No Other Negotiations    63
5.9Access to Information    64
5.10Satisfaction of Conditions Precedent    64
5.11Termination of Certain Company Benefit Arrangements    64
5.12Repayment of Debt    65
5.13Notices to Company Securityholders and Employees    65
5.14Spreadsheet and Estimated Financials Statement    65
5.15Tail Policy    65
5.16Terminated Agreements    65
5.17Modified Agreements    65
5.18Exercise of Stock Options    65
ARTICLE 6 PARENT COVENANTS 66
6.1Advise of Changes    66
6.2Regulatory Approvals    66
6.3Satisfaction of Conditions Precedent    67
6.4Indemnification; Directors’ and Officers’ Insurance.    67
6.5Employee Contact    68
ARTICLE 7 CONDITIONS TO CLOSING OF MERGER 68
7.1Conditions to Each Party’s Obligation to Effect the Merger    68
7.2Additional Conditions to Obligations of Parent and Merger Sub    68
7.3Additional Conditions to Obligations of the Company    72
ARTICLE 8 TERMINATION OF AGREEMENT 73
8.1Termination by Mutual Consent    73

8.2Unilateral Termination    73
8.3    Effect of Termination    74
ARTICLE 9 SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING COVENANTS 74
9.1Survival    74
9.2Company Securityholder Agreement to Indemnify    74
9.3Limitations    76
9.4Notice of Claim    77
9.5Defense of Third-Party Claims    78
9.6Contents of Notice of Claim    78
9.7Resolution of Notice of Claim    79
9.8Release of Remaining Escrow Fund    80
9.9Payment Conditions    80
9.10Tax Consequences of Indemnification Payments    81
9.11No Right of Contribution    81
9.12Exclusive Remedy    81
9.13Appointment of Representative    81
ARTICLE 10 TAX MATTERS 84
10.1Tax Returns; Tax Matters    84
10.2Cooperation    85
10.3Tax Audits    85
10.4Transfer Taxes    86
ARTICLE 11 MISCELLANEOUS 86
11.1Governing Law    86
11.2Assignment; Binding Upon Successors and Assigns    87
11.3Severability    87

11.4Counterparts    87
11.5Other Remedies    87
11.6Amendments and Waivers    87
11.7Expenses    88
11.8Attorneys’ Fees    88
11.9Notices    88
11.10Waiver of Jury Trial    89
11.11Interpretation; Rules of Construction    89
11.12Third-Party Beneficiary Rights    90
11.13Public Announcement    90
11.14Confidentiality    90
11.15Entire Agreement    91
11.16Waiver of Conflicts    91
11.17Privileged Information    91

CONFIDENTIAL

LIST OF EXHIBITS

EXHIBITS

Exhibit A        Form of Stockholder Support Agreement
Exhibit B        Form of Optionholder Support Agreement
Exhibit C        Form of Escrow Agreement
Exhibit D        Form of Letter of Transmittal
Exhibit E        Form of Resignation Letter and Release

Exhibit F	Form of Parachute Payment Waiver

Exhibit G	Form of Vesting Cash Payment Notice

SCHEDULES

Schedule 1.1(a)	Major Equityholders

Schedule 1.1(b)	Closing Working Capital Amount Illustrative Example

Schedule 1.1(c)	Entity Representatives

Schedule 1.1(d)	Key Employees

Schedule 1.1(e)	Required Employees

Schedule 5.11	Company Benefit Arrangements to be Terminated

Schedule 5.12	Closing Pay-Off Debt

Schedule 7.2(j)	Company Stockholder Agreements to be Terminated

Schedule 7.2(x)	Agreements to be Modified at Closing

Schedule 7.2(y)	Agreements to be Terminated

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 31, 2017 (the “Agreement Date”) by and among Ellie Mae, Inc., a Delaware corporation (“Parent”), Victory Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), Velocify, Inc., a Delaware corporation (the “Company”) and Fortis Advisors LLC, a Delaware limited liability company, as representative of certain securityholders of the Company (the “Representative”).
RECITALS
A.    The parties intend that Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to the General Corporation Law of the State of Delaware (the “DGCL”).
B.    The boards of directors of Merger Sub and the Company have determined that the Merger is in the best interests of their respective stockholders and have unanimously approved and declared advisable the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the DGCL and, if applicable, the General Corporation Law of the State of California (the “CGCL”), and the board of directors of the Company has recommended the adoption of this Agreement by the stockholders of the Company.
C.    Immediately following the execution and delivery of this Agreement, it is anticipated that certain of the Company Stockholders holding a sufficient type and number of shares of Company Capital Stock to adopt this Agreement under all applicable state laws, the Certificate of Incorporation and the Company’s bylaws will execute and deliver to the Company, and the Company shall thereafter deliver to Parent, a true, correct and complete copy of a stockholder written consent, in a form reasonably acceptable to Parent, providing for the adoption of this Agreement and approval of such other matters as are provided therein (the “Stockholder Consent”), which will constitute the Stockholder Approval.
D.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Persons identified on Schedule 1.1(a) (the “Major Equityholders”) are executing and delivering to Parent support agreements in the form attached hereto as Exhibit A (the “Stockholder Support Agreements”) or Exhibit B (the “Optionholder Support Agreements” and, together with the Stockholder Support Agreements, the “Support Agreements”), as applicable, pursuant to which such Major Equityholders shall have agreed, among other things, in each case if applicable, (a) not to transfer any of their shares of Company Capital Stock from the Agreement Date until the Effective Time, (b) not to revoke their Stockholder Consents adopting this Agreement, (c) to release certain claims and (d) to be bound by the provisions of this Agreement as a Company Stockholder or Company Optionholder, as applicable.
E.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each Key Employee is executing and delivering to Parent (i) an employment offer letter (each, an “Offer Letter”), and (ii) a confidential information and invention assignment agreement (a “CIIAA”). In addition, certain Company Securityholders identified in Section 7.2(g) of the Agreement, are entering into a non-competition and non-solicitation agreement (each, a “Non-Competition Agreement”). Each of the Offer Letter, CIIAA and Non-Competition Agreement shall become effective at, and are conditioned upon the occurrence of, the Effective Time.

F.    Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger as set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth below.
“Action” means any action, order, writ, injunction, demand, claim, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), notice, hearing, arbitration, mediation, audit, dispute, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Adjusted Transaction Value” means, subject to adjustment in accordance with Section 2.3, an amount equal to (i) $128,000,000.00, plus (ii) the Aggregate Exercise Amount, plus (iii) the Closing Cash Amount, minus (iv) the Closing Debt Amount, minus (v) the amount of any Unpaid Transaction Fees, minus (vi) the amount of any unpaid Indemnified Tax (other than Unpaid Sales Tax Liability), plus (vii) the Closing Working Capital Adjustment (which, for purposes of clarity, will be a negative number if the Closing Working Capital Amount is less than the Target Working Capital Minimum and a positive number if the Closing Working Capital Amount is greater than the Target Working Capital Maximum).
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
“Agreed Principles” means GAAP as applied using the methods, policies, principles, practices and procedures set forth in the illustrative example set forth on Schedule 1.1(b), to the extent in accordance with GAAP.
“Aggregate Cash Consideration” means an amount equal to (i) the Adjusted Transaction Value, minus (ii) the Aggregate Exercise Amount, minus (ii) Aggregate Unvested Option Value.
“Aggregate Exercise Amount” means the aggregate dollar amount payable to the Company as the purchase price for the exercise of all Company Options that are issued and outstanding as of immediately prior to the Effective Time, including the aggregate exercise price contemplated by all Promised Options, (in each case other than any Underwater Option) that are not exercised prior to, or contingent upon the occurrence of, the Effective Time.
“Aggregate Liquidation Preference Amount” means an amount equal to the Series B Aggregate Liquidation Preference Amount.
“Aggregate Residual Amount” means an amount equal to (i) the Adjusted Transaction Value, minus (ii) the Aggregate Liquidation Preference Amount.
“Aggregate Unvested Option Value” means an amount equal to the sum of the Unvested Option Values of all Unvested Options.
“Alternative Transaction” means any transaction or series of transactions involving: (i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company (other than sales or non-exclusive licenses of Company Offerings in the Ordinary Course of Business), (ii) the sale, issuance, grant, disposition or acquisition of (a) any Company Capital Stock (other than issuances of Company

Capital Stock from the exercise of Company Options outstanding as of the Agreement Date), (b) any option, call, warrant or right (whether or not immediately exercisable) to acquire any Company Capital Stock, or (c) any security, instrument or obligation that is or may become convertible into or exchangeable for any Company Capital Stock or (iii) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, share exchange, reorganization or similar transaction involving the Company.
“Balance Sheet Date” means June 30, 2017.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, California.
“Cash” means cash and cash equivalents of the Company, excluding any deposits in transit and outstanding checks or drafts payable to the Company that have not yet cleared and taking into account any checks written by the Company in favor of third parties but not yet cashed.
“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation, as in effect on the Agreement Date.
“Closing” means the closing of the transactions necessary to consummate the Merger.
“Closing Cash Amount” means the total amount of the Company’s Cash as of 5:00 p.m. Pacific time on the Business Day immediately prior to the Closing Date.
“Closing Date” shall be the date that the Closing occurs, which shall be (i) no later than the second Business Day after the later of (A) the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted by Law and this Agreement) of those conditions) and (B) October 1, 2017, or (ii) such other time or date as the parties hereto agree in writing.
“Closing Debt Amount” means the total amount of the Company’s Debt as of 5:00 p.m. Pacific time on the Business Day immediately prior to the Closing Date, but excluding all Unpaid Transaction Fees to the extent they would otherwise be considered part of the Closing Debt Amount.
“Closing Employee Payment” means any payment, benefit or other obligation triggered by or due as a result of the Merger or the transactions contemplated by this Agreement that is due prior to or as of the Effective Time but remains unpaid as of the Effective Time or that is due following the Effective Time (excluding any payment, benefit or other obligation subject to vesting or other conditions not satisfied as of the Effective Time) arising out of any management, employment, retention, bonus, change in control, paid-time off policies, severance, or other similar arrangement with any current or former director, officer, employee or consultant of the Company, and the employer portion of any associated employment, payroll or similar Tax (other than with respect to the Unvested Cash Option Payment) (including any separation payment, contractual or otherwise, or statutory severance or notice payments, including but not limited to requirements under the federal WARN Act and state equivalents, payable to any Non-Continuing Employee); provided, however, that any payment to be made by Parent or the Surviving Corporation to any employee pursuant to the terms of an Offer Letter or other Contract entered into by and between Parent or, if such Contract is effective at or after the Effective Time, the Surviving Corporation, on one hand, and such Person, on the other hand, shall not be deemed to be a Closing Employee Payment.
“Closing Statement” means a closing statement and a certificate based thereon setting forth Parent’s calculation of (i) the Closing Debt Amount (including an itemized list thereof and detailing any amount that was owed as of the Effective Time and to whom), (ii) the Closing Cash Amount, (iii) the amount of the

Unpaid Transaction Fees (including an itemized list of each such Unpaid Transaction Fee and the Person to whom such payment was made at or in connection with the Effective Time), (iv) the amount of any unpaid Indemnified Tax (other than the Unpaid Sales Tax Liability), and (v) the Closing Working Capital Amount and the Closing Working Capital Adjustment, which shall be prepared by Parent in accordance with the Agreed Principles; except that the Closing Statement may be revised pursuant to the procedures set forth in Section 2.3 and the finally determined Closing Statement in accordance with Section 2.3 shall be used to determine any adjustment to the Adjusted Transaction Value.
“Closing Working Capital Adjustment” shall mean (a) the amount by which the Closing Working Capital Amount is less than the Target Working Capital Amount (expressed as a negative number), if the Closing Working Capital Amount is less than the Target Working Capital Minimum, or (b) the amount by which the Closing Working Capital Amount is greater than the Target Working Capital Amount (expressed as a positive number), if the Closing Working Capital Amount is greater than the Target Working Capital Maximum.
“Closing Working Capital Amount” means an amount equal to (i) the Company’s Current Assets as of 5:00 p.m. Pacific time on the Business Day immediately prior to the Closing Date, minus (ii) the Company’s Current Liabilities as of 5:00 p.m. Pacific time on the Business Day immediately prior to the Closing Date.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Company Ancillary Agreement” means the Stockholder Support Agreement, Optionholder Support Agreement, Escrow Agreement, Certificate of Merger, the Representative Agreement and the Company Certificates.
“Company Balance Sheet” means the Company’s unaudited balance sheet as of the Balance Sheet Date included in the Company Financial Statements.
“Company Business” means the business of the Company as conducted as of the Agreement Date, including the design, development, manufacturing, distribution, sale, marketing, licensing, supply, and provision of any of the Company Offerings.
“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock, and any other capital stock of the Company that may be outstanding from time to time, taken together.
“Company Certificates” means the certificates to be delivered to Parent by the Company pursuant to Sections 7.2(l), 7.2(m), 7.2(o) or 7.2(p).
“Company Common Stock” means the Company’s common stock, par value $0.001 per share.
“Company Data” means all data contained in any IT Systems or other databases of the Company (including any and all Proprietary Information, User Data, listings and other content displayed or distributed on or through any Company Offering or Company Software) and all other information, data and compilations thereof used by the Company in the conduct of the Company Business.

“Company Continuing Employee” means each employee of the Company as of the Closing Date who remains employed by the Company, Parent or any of Parent’s Affiliates immediately following the Closing.
“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between the Company and any current or former employee, independent contractor or director of the Company or any of its Affiliates.
“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, vesting acceleration, change in control pay, termination pay, deferred compensation, profit-sharing, bonuses or other incentives, performance awards, stock or stock-related awards, insurance coverage (including any self-insured arrangements that are clearly identified as such), employee loans, vacation or other paid-time off benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, postretirement or retiree welfare benefits, educational benefits, employee assistance benefits, fringe benefits or other employee benefits or remuneration of any kind, whether or not subject to ERISA, whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is sponsored by, or has been maintained, contributed to, or required to be sponsored, maintained or contributed to, by the Company or any ERISA Affiliate for the benefit of any current or former employee, independent contractor or director of the Company or any of its Affiliates, or with respect to which a the Company or any ERISA Affiliate has or may have any Liability or obligation. For the avoidance of doubt, “Company Employee Plan” shall exclude any Company Employee Agreement.
“Company Financial Statements” means (i) the Company’s audited balance sheets (including any notes thereto) dated as of December 31, 2014, December 31, 2015 and December 31, 2016, (ii) the Company’s audited statements of total comprehensive income, shareholders’ equity and cash flows (including any notes thereto) for the years ended December 31, 2014, December 31, 2015 and December 31, 2016, (iii) the Company’s unaudited statements of total comprehensive income for the seven months ended July 31, 2017 and (iv) the Company Balance Sheet.
“Company Intellectual Property Right” means any Intellectual Property Right that is owned, purported to be owned, exclusively licensed, used, held for use or practiced by the Company, including any Intellectual Property Right incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Company to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.
“Company Material Contract” means any (i) Contract required to be listed on the Company Disclosure Letter pursuant to Section 3.10, Section 3.12, Section 3.14 or Section 3.16, (ii) Contract between the Company and any Company Customer or Significant Supplier, (iii) Non-Negotiated Vendor Contract and (iv) any Contract entered into after the Agreement Date and prior to the Effective Time that would have constituted a Contract of the type described in clauses (i) through (iii) had it been in effect on or prior to the Agreement Date.
“Company Offering” means (i) any product (including any application programming interface (API) and any software development kit (SDK)) or service (including hosted software or cloud services) offered, licensed, provided, sold, distributed, made available by or for the Company, and any product or service under design or development (or already designed or developed) by or for the Company, including any version or release of the foregoing, together with any related documentation, materials, or information;

and (ii) each Company Web Site, including any platform, other Computer Software used for each Company Web Site.
“Company Optionholders” means the holders of Company Options and the intended recipients of the Promised Options.
“Company Options” means options to purchase shares of Company Common Stock.
“Company Preferred Stock” means, collectively, the shares of Series A Preferred Stock and Series B Preferred Stock.
“Company Security” means any security of the Company, including any Company Capital Stock, Company Option or any other security that is convertible into, or exercisable or exchangeable for, any security of the Company.
“Company Securityholders” means, collectively, the Company Stockholders and Company Optionholders.
“Company Software” means all Software owned by the Company.
“Company Stock Plan” means, collectively, the Company’s 2007 Stock Incentive Plan, the Company’s 2017 Stock Incentive Plan and each other equity or equity-based incentive plan or arrangement of the Company under which any Company Option or other equity incentive award is issued or granted.
“Company Stockholder” means any holder of one or more shares of Company Capital Stock.
“Company Technology” means any and all Technology owned, used, held for use or practiced by the Company, including any Technology incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Company to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.
“Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of the Company, including the web site at www.velocify.com, and any online service made available by the Company.
“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (ii) damaging or destroying any data or file without a user’s consent.
“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, purchase orders and sale orders).
“Copyleft License” means any license of Technology that provides, as a condition to the use, modification, or distribution of such licensed Technology, that such licensed Technology or any other Technology that is incorporated into, derived from, based on, linked to, or used or distributed or made available with such licensed Technology, be licensed, distributed, or otherwise made available (i) in a form other than binary or object code (e.g., in source code form), (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification or (iii) without a license fee. “Copyleft License” includes the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and any Creative Commons “sharealike” license.
“Copyright” means any copyright, mask work right or similar or equivalent right with respect to Works of Authorship and Mask Works and any registration of the foregoing or application for the foregoing (including any moral or economic right, however denominated).
“Current Assets” means the Company’s current assets as of 5:00 p.m. Pacific time on the Business Day immediately prior to the Closing Date determined in accordance with the Agreed Principles, but excluding the Closing Cash Amount and any Tax assets.
“Current Liabilities” means the Company’s current liabilities as of 5:00 p.m. Pacific time on the Business Day immediately prior to the Closing Date (but excluding all Unpaid Transaction Fees, any Indemnified Taxes and the Closing Debt Amount in each case to the extent they would otherwise be considered part of the Current Liabilities of the Company), in each case determined in accordance with the Agreed Principles.
“Debt” means, without duplication, (i) the principal amount of the Company’s outstanding indebtedness for borrowed money (as defined by and determined in accordance with GAAP), (ii) any obligation of the Company for the deferred purchase price of property or services, (iii) any obligation of the Company evidenced by notes, bonds, debentures or other similar instruments or arising out of indentures, (iv) any obligation of the Company as lessee that would be required to be capitalized in accordance with GAAP, (v) the amount of any customer deposit or long-term deferred revenue of the Company (as determined in accordance with the Agreed Principles), (vi) two-thirds of the amount of any accrued vacation, accrued paid time off or accrued bonus payable to any employee of the Company, (vii) any obligation of the Company in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction, (viii) the Unpaid Sales Tax Liability and (ix) with respect to any obligation or indebtedness described in clauses (i) through (viii), any interest accrued thereon and any penalty or premium that may be due upon repayment of such indebtedness or obligation at or in connection with the Closing, whether such indebtedness or obligation is long-term or short-term.
“Dissenters Deadline Date” means the first date at or after the Effective Time on which no holder of Company Capital Stock as of immediately prior to the Effective Time has an opportunity to perfect appraisal rights or dissenters’ rights in accordance with the DGCL or, if applicable, the CGCL, in connection with the Merger in respect of any shares of Company Capital Stock.
“Dissenting Share” means any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights or dissenters’ rights have been perfected prior to the Dissenters Deadline Date in accordance with Section 262 of the DGCL or, if applicable, Chapter 13 of the CGCL, in connection with the Merger.
“Employee Company Optionholder” means each holder of a Company Option or the intended recipient of a Promised Option who is or was an employee of the Company and who received his or her Company Options or was the intended recipient of a Promised Option in connection with the performances of services to the Company as an employee thereof.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, exclusive license, option to obtain an exclusive license, restriction on transfer or other similar encumbrance of any kind (including any restriction on the voting of any security or any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental Law” means any federal, provincial, state or local statute, Law, regulation, guideline, rule, standard or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to any emission, discharge, release or threatened release of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means U.S. Bank National Association, in its capacity as escrow agent under the Escrow Agreement.
“Escrow Amount” means $16,000,000.00.
“Escrow Fund” means, at any time, (i) the Escrow Amount, plus (ii) any interest earned thereon (if any), minus (iii) the aggregate amount of any amounts released therefrom in accordance with Article 9.
“Estimated Financials Statement” means a statement of the Company’s good faith estimate of (i) the Closing Debt Amount (including an itemized list thereof and detailing any such amount that will be owed as of the Effective Time and to whom), (ii) the Closing Cash Amount, (iii) the amount of the Unpaid Transaction Fees (including an itemized list of each such Unpaid Transaction Fee and the Person to whom such payment will be made at or in connection with the Effective Time by the Company), (iv) the amount of any unpaid Indemnified Tax and (v) the Closing Working Capital Amount and the Closing Working Capital Adjustment, which shall be prepared by the Company in accordance with the Agreed Principles.
“Expense Fund Amount” means $750,000.
“Expiration Date” means the date that is 15 months after the Closing Date.
“Fully Diluted Common Share Number” means the sum of, without duplication: (i) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (including shares issued upon the exercise of Company Options prior to, or contingent upon, the occurrence of, the Effective Time, if any, but excluding any Treasury Shares), plus (ii) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise, exchange or conversion of all Company Securities and Promised Options (in each case other than Underwater Options) that are outstanding as of immediately prior to the Effective Time, calculated on a fully diluted, as converted to Company Common Stock basis (including all shares of Company Common Stock (a) issuable upon conversion of any issued and outstanding Company Preferred Stock, (b) subject to Company Options (other than Underwater Options) that are outstanding as of immediately prior to the Effective Time and (c) that would be subject to Promised Options (other than Underwater Options) if such Promised Options were outstanding as of immediately prior to the Effective Time, but excluding any Treasury Shares).
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any (i) multinational or supranational body exercising legislative, judicial, taxing or regulatory powers, (ii) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (iii) federal, state, local, municipal, foreign or other government or (iv) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, bureau, commission, instrumentality, official, organization, unit, body, court or other tribunal and any authority with responsibility for overseeing and/or enforcing Privacy Laws).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
“Indemnified Tax” means (i) any Tax imposed on the Company for any Pre-Closing Tax Period, (ii) any Tax for which the Company is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iii) any Tax of another Person for which the Company is held liable as a result of being a successor or transferee of such Person, by Contract (except with respect to any Taxes for any Pre-Closing Tax Period, other than customary indemnification or reimbursement provisions in Non-Tax Commercial Agreements), which Taxes relate to an event or transaction occurring before the Closing Date, and (iv) any Tax incurred as a result of the transactions contemplated by this Agreement, provided, however, that Indemnified Taxes shall not include: (w) the employer portion of any employment, payroll or similar Tax imposed on or with respect to any Unvested Cash Option Payment, (x) any Taxes taken into account in determining Adjusted Transaction Value as finally determined hereunder, or (y) any Transfer Taxes allocated to Parent pursuant to Section 10.4. For purposes of the foregoing, in the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts or imposed in connection with any transaction that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of any other Tax of the Company that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period. Notwithstanding the foregoing, the amount of Tax liabilities of the Company for the Pre-Closing Tax Period shall (a) be computed by assuming that Parent will not make an election pursuant to Code Section 338(g), or under any comparable provisions of any other state, local or foreign laws, with respect to the Merger, and (b) exclude any Tax incurred after the Closing on the Closing Date that is not in the Ordinary Course of Business of the Company, other than from any action specifically contemplated by this Agreement.
“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property Rights or Technology.
“Intellectual Property Right” means any right in Technology and/or industrial property (anywhere in the world, whether statutory, common law or otherwise) including any (i) Patent, (ii) Copyright, (iii) other right with respect to Software, including any registration of such right or any application to register such right, (iv) industrial design right or registration of such right and any application to register such right, (v)

right with respect to any Mark, and any registration for any Mark and any application to register any Mark, along with all goodwill associated with each of the foregoing, (vi) right with respect to any Domain Name, including any registration for any Domain Name, along with all goodwill associated with each of the foregoing, (vii) right with respect to any Proprietary Information, including any right to limit the use or disclosure of Proprietary Information by any Person, (viii) right with respect to any Database, including any registration of such right and any application to register such right (ix) renewal, reissue, reversion, reexamination, or extension of any of the foregoing, and (x) any right equivalent or similar to any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“IT System” means any information technology and computer system (including Software, information technology and telecommunication hardware, network and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information and any support, disaster recovery and online service whether or not in electronic format, used in the conduct of the Company Business and under Company’s direct control.
“Key Employee” means each individual set forth on Schedule 1.1(d).
“Knowledge” means the knowledge of a particular fact, circumstance, event or other matter in question of any of the Persons listed in Schedule 1.1(c) (collectively, the “Entity Representatives”). Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such Entity Representative has actual knowledge of the fact, circumstance, event or other matter, or (b) such Entity Representative would reasonably be expected to have after conducting a reasonable inquiry in respect of the applicable subject matter, including a reasonable inquiry of (i) all employees of the Company and outside legal counsel and accountants of the Company, in each case, who would reasonably be expected to have information relevant to the matter and (ii) such Entity Representative’s books, records and email accounts.
“Law” means any foreign, federal, state, local or municipal law, statute, ordinance, directive, ordinance, edict, regulation, or rule, any order, ruling, writ, injunction, award, judgment or decree (and any regulations promulgated thereunder), and any other legislative measure or decision having the force of law, treaty, convention or other agreement between states, or between states and supranational bodies, rule of common law, customary law and equity and any civil or other code, applicable to any of the assets, properties, operations and business of the applicable Person.
“Liability” means any debt, Tax, obligation or liability of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, or determined or determinable), regardless of whether such debt, Tax, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, Tax, liability or obligation is immediately due and payable.
“Mark” means any trademark, service mark, logo and design mark, trade dress, trade name, fictitious or other business name, and brand name, together with all goodwill associated with any of the foregoing.
“Material Adverse Effect” when used in connection with an entity means any change, event, circumstance, condition or effect that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the financial condition, assets (including Technology or other intangible assets), Liabilities (including those relating to Technology), business, operations or results of operations of such entity and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been a Material Adverse Effect with respect to such entity (unless, in the case of clauses (i), (iii) and (iv) below, they have a disproportionate effect on such entity and its Subsidiaries as compared to any of the other companies in the industry in which such entity and its Subsidiaries operate, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether there has been a Material Adverse Effect with respect to such entity): (i) changes in general economic or political conditions, (ii) changes affecting such entity’s industry generally, (iii) acts of war (whether declared or not declared), military actions, terrorism or escalation thereof, (iv) changes in Law or GAAP occurring after the Agreement Date, (v) any direct result of the announcement or pendency of the Merger, or (vi) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance for any period (it being understood that the change, event, circumstance, condition or effect giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent otherwise excluded from being taken into account by clauses (i) – (v) of this proviso)).
“Materials of Environmental Concern” means any chemical, pollutant, contaminant, waste, toxic substance, petroleum or petroleum product or any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.
“Merger Consideration” means (i) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of outstanding Company Capital Stock pursuant to Section 2.1(c), Section 2.1(e) and, if applicable, Section 2.3(e), and (ii) the consideration that a Company Optionholder is entitled to receive in exchange for such Company Optionholder’s Company Options or Promised Options pursuant to Section 2.2(a) and, if applicable, Section 2.3(e).
“Merger Sub Ancillary Agreements” means each agreement or document (other than this Agreement) that Merger Sub is to enter into as a party thereto pursuant to this Agreement.
“Merger Sub Common Stock” means the common stock, par value $0.0001 per share, of Merger Sub.
“Non-Continuing Employee” means any employee of the Company as of the Closing Date who is not a Company Continuing Employee as a result of termination of such employee by the Company prior to the Effective Time or the termination of employment by such employee prior to the Effective Time.
“Non-Dissenting Stockholder” means each Company Stockholder that does not perfect his, her or its appraisal rights or dissenters’ rights in accordance with Section 262 of the DGCL or, if applicable, Chapter 13 of the CGCL, and is otherwise entitled to receive consideration pursuant to Section 2.1(c) or Section 2.1(e).
“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (i) such Contract grants to the Company a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis (and does not include any other Intellectual Property Licenses other than licenses incidental to such permitted use), (ii) such Contract does not require the Company to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $20,000 or ongoing subscription or service fees of no more than $5,000 per year, (iii) the Software is not included, incorporated or embedded in, linked to, combined, distributed or made available with any Company Software or Company Offering, and (iv) such Contract is not a license for Open Source Software.

“Non-Tax Commercial Agreement” means any loan, lease or other commercial agreement entered into in the Ordinary Course of Business, no significant purpose of which is related to Taxes.
“Open Source Software” means any Software or other Technology that is subject to or licensed, provided, distributed or made available under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, or is otherwise licensed, provided, distributed or made available in source code or equivalent form under terms that permit modification and redistribution of such Software or other Technology.
“Ordinary Course of Business” means a course of business that is in the ordinary course of the business of the Company and consistent with its past practices, including with respect to frequency and amounts.
“Parent Ancillary Agreements” means each agreement or document (other than this Agreement) that Parent is to enter into as a party thereto pursuant to this Agreement.
“Parent Common Stock” means the shares of common stock, $0.0001 par value per share, of Parent.
“Patent” means any patent or patent application, utility model or application for any utility model, inventor’s certificate or application for any inventor’s certificate, or invention disclosure statement.
“Per Share Escrow Contribution Amount” means, with respect to each share of Company Capital Stock held by a Non-Dissenting Stockholder and each share of Company Capital Stock underlying a Vested Company Option (other than Underwater Options), an amount equal to the product of (i) the Escrow Amount, multiplied by (ii) a fraction (A) having the numerator equal to the Residual Per Share Amount (which amount, with respect to each share of Company Capital Stock underlying a Vested Company Option (other than Underwater Options), shall be less the exercise price of a share of Company Capital Stock subject to such Vested Company Option) and (B) having the denominator equal to the Merger Consideration payable pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a) minus Series B Aggregate Liquidation Preference Amount, which fraction shall be adjusted proportionately if there are any Dissenting Shares prior to the Effective such that the aggregate amount contributed to the Escrow Fund is equal to the Escrow Amount.
“Per Share Expense Fund Contribution Amount” means, with respect to each share of Company Capital Stock held by a Non-Dissenting Stockholder and each share of Company Capital Stock underlying a Vested Company Option (other than Underwater Options), an amount equal to the product of (i) the Expense Fund Amount, multiplied by (ii) the fraction (A) having the numerator equal to the amount that of Merger Consideration such share of Company Capital Stock held by a Non-Dissenting Stockholder or such share of Company Capital Stock underlying a Vested Company Option (other than Underwater Options) is entitled to receive pursuant to Section 2.1(c), Section 2.1(e) or Section 2.2(a) (including, in each case, amounts to be contributed to the Escrow Fund and Expense Fund with respect thereto pursuant to Section 2.4) and (B) having the denominator equal to the Aggregate Cash Consideration, which fraction shall be adjusted proportionately if there are any Dissenting Shares prior to the Effective Time such that the aggregate amount contributed to the Expense Fund is equal to the Expense Fund Amount.
“Permitted Encumbrance” means (i) any statutory lien for Taxes (a) not yet delinquent or (b) the validity or amount of which is being contested in good faith by appropriate proceedings; provided, that in the case of clause (b), adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the most recent Company Financial Statements; (ii) any mechanics’, carriers’, workers’, repairers’ or other similar lien arising or incurred in the Ordinary Course of

Business relating to obligations as to which there is no default on the part of the Company or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Company Financial Statements in accordance with GAAP on a basis consistent with prior periods; (iii) any pledge, deposit or other lien securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (iv) any non-exclusive license entered into in the Ordinary Course of Business; and (v) with respect to any real property leased by the Company (a) any Encumbrance on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest, (b) any Encumbrance that would be set forth in any title policies, endorsements, title commitments, title certificates and/or title reports and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, and (c) any minor encroachment; provided, however, that none of the foregoing Encumbrances or encroachments described in clause (v) could, individually or in the aggregate, impair, in any material respect, the continued use and operation of the property to which they relate in the Company Business.
“Person” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.
“Personal Information” means, in addition to all information defined or described by the Company as “personal data”, “personal information,” “personally identifiable information,” “PII,” or any similar term in the Company’s privacy policies or other public-facing statement, any information that is subject to any Privacy Law or regarding or capable of being associated with an individual consumer or device, including: (i) information that identifies, could be used to identify (alone or in combination with other information) or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, any religious or political view or affiliation, marital or other status, photograph, face geometry, or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual, (ii) any data regarding any activity of an individual online or on a mobile device or other application (e.g., any search conducted, web page or content visited or viewed), whether or not such information is associated with an identifiable individual, and (iii) any Internet Protocol address or other persistent identifier. Personal Information may relate to any individual, including any user of any Internet or device application who views or interacts with any Company Offering, or a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on and including the Closing Date.
“Privacy Law” means any Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or User Data and any such Law governing breach notification, any penalties and compliance with any order, including the Children’s Online Privacy Protection Act, the Telephone Consumer Protection Act, the California Online Privacy Protection Act, the Video Privacy Protection Act, the Communications Decency Act, the Payment Card Industry Data Security Standard, the CAN-SPAM Act and Canada’s Anti-Spam Legislation, Health Insurance Portability and Accountability Act, the UK Data Protection Act 1998 and any Law or regulation implementing either or both of EU Directive 95/46/EC and EU Directive 2002/58/EC (each as amended from time to time).

“Proprietary Information” means any information or material not generally known to the public, including any trade secret, know-how and or other confidential and proprietary information.
“Privileged Communications” means any communication between the Firm, on the one hand, and the Company, on the other hand, that are attorney-client privileged and that solely relate to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement.
“Pro Rata Escrow Share” means, with respect any Company Securityholder, the fraction having (i) a numerator equal to the aggregate Per Share Escrow Contribution Amount contributed by such Person, and (ii) a denominator equal to the Escrow Amount.
“Pro Rata Indemnity Share” means, with respect any Company Securityholder, the fraction having (i) a numerator equal to the aggregate amount of Merger Consideration that such Person is entitled to receive pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a) (including amounts to be contributed to the Escrow Fund and Expense Fund by a Company Securityholder but excluding the Series B Preference Amount received by a Company Securityholder) and (ii) a denominator equal to the aggregate amount of Merger Consideration that all Company Securityholders are entitled to receive pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a) (including amounts to be contributed to the Escrow Fund and Expense Fund but excluding the Series B Aggregate Preference Amount); provided, that if the Company Securityholders are liable for Damages in excess of the aggregate amount of consideration contemplated by clause (ii) (such Damages, the “Excess Damages”), (x) the Company Securityholders that were not entitled to receive a portion of the Series B Preference Amount shall have a Pro Rata Indemnity Share of zero with respect to such Excess Damages and (y) each Company Securityholder that received a portion of the Series B Preference Amount shall have, solely with respect to such Excess Damages, a Pro Rata Indemnity Share of the fraction having (a) a numerator equal to the aggregate Series B Preference Amount that such Company Securityholder received pursuant to Section 2.1(c) and (b) a denominator equal to the Series B Aggregate Preference Amount. For purposes of clarity, the sum of the “Pro Rata Indemnity Shares” of the Company Securityholders, whether calculated pursuant to clause (i) or clause (ii) of the preceding sentence, shall at all times be equal to one (1).

“Registered Company Intellectual Property Right” means (i) any issued Patent, pending Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Domain Name registration owned, purported to be owned, filed or applied for by or on behalf of the Company, and (ii) any other application, registration, recording and filing filed by or on behalf of the Company (or otherwise authorized by or in the name of the Company) with respect to any Owned Company IP.
“Residual Per Share Amount” means an amount equal to the quotient of (i) the Aggregate Residual Amount, divided by (ii) the Fully Diluted Common Share Number.
“Required Employee” means each individual set forth on Schedule 1.1(e).
“SEC” means the United States Securities and Exchange Commission.
“Series A Preferred Stock” means shares of Series A Preferred Stock of the Company, par value $0.001 per share.

“Series B Aggregate Liquidation Preference Amount” means the sum of the Series B Preference Amount of all shares of Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time (including for the avoidance of doubt, all Disregarded Shares that are not Treasury Shares).
“Series B Per Share Amount” means, with respect to each particular share of Series B Preferred Stock, an amount equal to (i) the Series B Preference Amount with respect to such share of Series B Preferred Stock, plus (ii) the Residual Per Share Amount.
“Series B Preference Amount” means with respect to each particular share of Series B Preferred Stock, an amount equal to $1.80230 plus all accrued and unpaid dividends on such share through and including the Closing Date (taking into account the original issue date of each such share).
“Series B Preferred Stock” means shares of Series B Preferred Stock of the Company, par value $0.001 per share.
“Software” means any (i) computer program, including any API or SDK, software implementation of any algorithm, model or methodology, whether in source code or object code, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, subroutines, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iii) documentation, including user manuals and other training documentation, related to any of the foregoing.
“Specified Representations” means the representations and warranties of the Company set forth at Sections 3.1, 3.2, 3.3(a), (c), (d) and (e), 3.4, 3.7, and 3.26.
“Spreadsheet” means a spreadsheet in form reasonably acceptable to Parent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following factual information relating to holders of Company Capital Stock and Company Options: (i) the names of all the Company Stockholders and Company Optionholders, and their respective last known addresses and country of citizenship, (ii) the number and kind of shares of Company Capital Stock held by, subject to the Company Options held by or Promised Options intended to be granted to, such Persons and, in the case of outstanding shares of Company Capital Stock, the respective certificate numbers and dates of acquisition, (iii) the date of grant, type of grant (i.e., incentive stock option, non-statutory stock option or enterprise management incentive option) and exercise price per share for each Company Option and each Promised Option, (iv) the vesting arrangements with respect to Company Options and the Promised Options (including vesting schedule and vesting commencement date), (v) the calculation of the Adjusted Transaction Value, the Aggregate Cash Consideration, the Aggregate Exercise Amount, the Aggregate Unvested Option Value, the Escrow Cash, the Withholding Options Closing Payment, the Aggregate Liquidation Preference Amount, the Aggregate Residual Amount, the Series B Per Share Amount, the Residual Per Share Amount, the Fully Diluted Common Share Number, the Aggregate Cash Option Payment, and the number of shares of Company Common Stock and each class of Company Preferred Stock outstanding immediately prior to the Effective Time, (vi) the Per Share Escrow Contribution Amount and the Per Share Expense Fund Contribution Amount with respect to each share of Company Preferred Stock, each share of Company Common Stock and each share of Company Common Stock subject to a Vested Company Option (other than Underwater Options), (vii) the aggregate Merger Consideration payable at Closing to each Company Securityholder with respect to the shares of Company Capital Stock and Company Options held by such Company Securityholder in accordance with this Agreement, (viii) the Pro Rata Indemnity Share and Pro Rata Escrow Share (each, expressed as a percentage) of each Company Stockholder and Company Optionholder, (ix) the Cash Option Payment payable at Closing to each holder of Vested Company Options, and (x) whether or not each payment made under this Agreement is subject to Tax withholding (but not the amount of withholding thereof) (assuming for this purpose that each recipient delivers an appropriate and correct IRS Form W-9 or IRS Form W-8 such that no U.S. federal tax withholding is required pursuant to Section 3406 of the Code).
“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.
“Subsidiary” means with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or a majority of the profit interests in such other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
“SVB” means Silicon Valley Bank.
“SVB Loan and Security Agreement” means the Loan and Security Agreement, dated as of September 23, 2015, between SVB and the Company.
“Target Working Capital Amount” means $(3,550,000.00).
“Target Working Capital Maximum” means $(3,650,000.00).
“Target Working Capital Minimum” means $(3,750,000.00).
“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, sales, use, VAT, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, escheat, unclaimed property, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amount of the type described in clause (i)  as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by Contract or otherwise.
“Tax Return” means any return, amended return, election declaration, report, voluntary disclosure, claim for refund, information return or statement filed or required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Technology” means any: (i) technology, formulae, algorithm, procedure, process, method, technique, idea, know-how, creations, inventions, discoveries and improvement (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel or other information and materials; (iii) customer list, customer contact and registration information, customer correspondence and customer purchasing history; (iv) specification, design, industrial design, model, device, prototype, schematic, configuration and development tool; (v) Software, website, content, image, logo, graphic, text, photographs, artwork, audiovisual works, sound recording, graph, drawing, reports, analysis, writing, of any other work of authorship and copyrightable subject matter; (vi) database or other compilation or collection of data or information (“Database”); (vii) mask work, layout, topography or other design feature with respect to any integrated circuit (“Mask Work”); (viii) Mark; (ix) domain name, uniform resource locator or other name or locator associated with the Internet (“Domain Name”); and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.
“Transaction Fee” means any out-of-pocket cost or expense of the Company, any employee of the Company or any Company Securityholder incurred by, paid by, or to be paid by, the Company in connection with the Merger and this Agreement and the transactions contemplated by this Agreement, including, without duplication, (i) any fee or expense of any investment banker, financial advisor, legal counsel, accountant or other professional advisor, (ii) any premium or related cost for any directors’ and officers’ liability insurance (including any tail insurance policy) purchased by the Company in connection with the transactions contemplated by this Agreement, (iii) any Closing Employee Payment, (iv) without duplication of amounts included in clause (iii), the employer portion of any employment, payroll or similar Tax imposed on or with respect to any compensatory payment made pursuant to this Agreement (other than any Unvested Cash Option Payments), including payments to holders of Vested Company Options, and (v) fifty percent (50%) of the fees of the Escrow Agent; provided that any such cost or expense shall only be deemed a Transaction Fee if it is incurred, or otherwise arises out of a commitment or obligation existing, at or prior to the Effective Time (excluding, for clarity any commitments or obligations that are subject to the occurrence of any event not satisfied at the Effective Time).
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Underwater Option” means any Company Option or Promised Option that has an exercise price payable in respect of a share of Company Common Stock subject to such Company Option or Promised Option that equals or exceeds the Residual Per Share Amount, whether or not vested.
“Unpaid Sales Tax Liability” means the Liability of the Company for all unpaid sales, use, gross receipts and similar Taxes for Pre-Closing Tax Periods.
“Unpaid Transaction Fee” means any Transaction Fee, or portion thereof, that is not paid in full prior to the Effective Time.
“Unvested Company Options” means any (a) Company Options that are outstanding and unvested as of immediately prior to the Effective Time and (b) any Promised Options that would have been outstanding and unvested as of immediately prior to the Effective Time had such Promised Options been granted, in each case taking into account any acceleration of vesting that is to occur with respect to such Company Option or Promised Option at or prior to the Effective Time.
“Unvested Option Value” means, with respect to each share of Company Common Stock subject to each Unvested Company Option, an amount equal to (i) the Residual Per Share Amount, minus (ii) the exercise price per share of Company Common Stock subject to such Unvested Company Option.
“User Data” means any Personal Information or other data or information collected by or on behalf of the Company from any user of any website or any Company Offering or Company Software.
“VAT” means any ad valorem, value added, goods and services or similar tax.
“Vested Company Options” means Company Options and Promised Options that are outstanding as of immediately prior to the Effective Time that are not Unvested Company Options.

“WARN Act” means the Workers Adjustment and Retraining Notification Act, as amended and all state and local statutory equivalents.
“Withholding Options” means each (a) Company Option held and (b) Promised Option intended to be received, in each case by an Employee Company Optionholder.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement in the sections referenced below.

Defined Term	Section
280G Approval	5.5(c)
Accounting Referee	2.3(c)
Advisory Group	9.13(b)
Aggregate Cash Option Payment	2.2(a)
Agreement	Preamble
Agreement Date	Preamble
Arbitration Agreement	Recitals
Bad Act Claim	9.3(a)
Basket	9.3(d)
Bribery Act	3.23(a)(vi)
Cash Option Payment	2.2(a)
Certificate of Merger	2.5
Certificates	2.7(b)
Charter Documents	3.1
CIIAA	Recitals
CGCL	Recitals
Claim	9.4(a)
Closing Pay-Off Debt	5.12
Company	Preamble
Company Benefit Arrangement	3.16(h)
Company Disclosure Letter	Article 3
Company Indemnified Parties	6.4(a)
Company Representation Indemnities	9.2(a)
Confidentiality Agreement	5.9
Contested Claim	9.7(a)(ii)
Damages	9.2
Disputed Item	2.3(c)
DGCL	Recitals
Disregarded Shares	2.1(b)
Effective Time	2.5
Employee Covenants Agreement	Recitals

Defined Term	Section
Escrow Agreement Escrow Cash	2.4(b) 2.4(a)
Escrow Fund Release Amount	9.8
Exchange Agent Exchange Agent Agreement	2.7(a) 2.7(a)
Export Approvals	3.24(b)
FCPA	3.23(a)(vi)
Firm	11.16
Foreign Benefit Plan	3.16(h)
Foreign Government Official	3.23(b)
Governmental Permits	3.15(b)
Indemnified Party	9.2
Indemnifying Party	9.2
Information Statement	5.5(b)
Insurance Coverage	5.15
Invention Assignment Agreement	3.14(m)
Letter of Transmittal	2.7(b)
Licensed IP	3.14(c)
Major Equityholders	Recitals
Merger	Recitals
Merger Sub	Preamble
Non-Competition Agreement	Recitals
Notice of Claim	9.4(b)
Objection	2.3(c)
Objection Period	2.3(c)
Offer Letter	Recitals
Optionholder Consent Optionholder Support Agreements	2.2(a) Recitals
Owned Company IP	3.14(c)
Parachute Payment Waiver	5.5(c)
Parent	Preamble
Payment Conditions	9.9(a)
Promised Options	3.4(e)
Representative	Preamble
Representative Engagement Agreement	9.13(b)
Representative Expenses	9.13(b)
Representative Group	9.13(b)
Response Date	2.3(c)
Seller Group	11.16
Significant Customer	1.1(a)
Significant Supplier	3.20(b)
Special Matters	9.3(a)

Defined Term	Section
Stockholder Approval	3.3(e)
Stockholder Consent	Recitals
Stockholder Support Agreements	Recitals
Support Agreements	Recitals
Surviving Corporation	Recitals
Tax Claim	10.3(a)
Tax Contest	10.3(a)
Terminated Agreements	5.16
Third-Party Claim	9.4(b)
Transfer Taxes	10.4
Treasury Shares	2.1(b)
Waived 280G Benefits	5.5(c)
Withholding Options Closing Payment	2.7(a)
ARTICLE 2
THE MERGER

2.1    Conversion of Shares.
(a)    Conversion of Merger Sub Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Merger Sub Common Stock, each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of common stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.
(b)    Cancellation of Company-Owned Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Capital Stock, each share of Company Capital Stock held in the Company’s treasury (“Treasury Shares”) or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of consideration therefor (such shares of Company Capital Stock, together with any Dissenting Shares, the “Disregarded Shares”).
(c)    Conversion of Series B Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (following the satisfaction of all applicable Payment Conditions):
(i)    an amount equal to (A) the Series B Per Share Amount with respect to such share of Series B Preferred Stock, minus (B) the Per Share Escrow Contribution Amount with respect to such share of Series B Preferred Stock, minus (C) the Per Share Expense Fund Contribution Amount with respect to such share of Series B Preferred Stock;
(ii)    any additional amount that may be required to be paid by Parent with respect to such share of Series B Preferred Stock to the former holder thereof in accordance with Section 2.3(e), as and when such payment is required to be made;
(iii)    any disbursements required to be made from the Escrow Fund with respect to such share of Series B Preferred Stock to the former holder thereof in accordance with Section 9.8, as and when such disbursements are required to be made; and
(iv)    any disbursements required to be made from the Expense Fund Amount with respect to such share of Series B Preferred Stock to the former holder thereof in accordance with Section 9.13(d), as and when such disbursements are required to be made.
(d)    Conversion of Series A Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Disregarded Shares), shall automatically be deemed to convert into Company Common Stock in accordance with the Certificate of Incorporation immediately prior to the Effective Time and shall be treated in accordance with Section 2.1(e).

(e)    Conversion of Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Series A Preferred Stock deemed converted to Company Common Stock pursuant to Section 2.1(d), but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (following the satisfaction of all applicable Payment Conditions):
(i)    an amount equal to (A) the Residual Per Share Amount, minus (B) the Per Share Escrow Contribution Amount with respect to such share of Company Common Stock, minus (C) the Per Share Expense Fund Contribution Amount with respect to such share of Company Common Stock;
(ii)    any additional amount that may be required to be paid by Parent with respect to such share of Company Common Stock to the former holder thereof in accordance with Section 2.3(e), as and when such payment is required to be made;
(iii)    any disbursements required to be made from the Escrow Fund with respect to such share of Company Common Stock to the former holder thereof in accordance with Section 9.8, as and when such disbursements are required to be made; and
(iv)    any disbursements required to be made from the Expense Fund Amount with respect to such share of Company Common Stock to the former holder thereof in accordance with Section 9.13(d), as and when such disbursements are required to be made.
(f)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring in compliance with the terms hereof after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares (or any per share dollar amounts) of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices or other per share dollar amounts therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
2.2    Treatment of Company Options.
(a)    Vested Company Options. At the Effective Time, each Vested Company Option that is not an Underwater Option shall terminate and be cancelled without further action by the parties hereto or the Company Optionholders and upon the cancellation thereof such Company Option shall be converted into the right to receive, for each share of Company Common Stock subject to such Company Option, an amount in cash equal to (i) the Residual Per Share Amount, minus (ii) the exercise price per share of Company Common Stock subject to such Company Option or Promised Option, minus (iii) the Per Share Escrow Contribution Amount with respect to such share of Company Common Stock subject to such Company Option or Promised Option, minus (iv) the Per Share Expense Fund Contribution Amount with respect to such share of Company Common Stock subject to such Company Option or Promised Option (such amount, a “Cash Option Payment” and the sum of all such payments, the “Aggregate Cash Option Payment”). Each Vested Company Option that is an Underwater Option shall be cancelled and terminated without consideration upon the Effective Time. All consideration to be received by the holders of Withholding Options pursuant to this Section 2.2(a) shall be paid to and distributed by the Surviving Corporation promptly after the Effective Time and delivery of an executed consent to have such holder’s Cash Option Payment subject to the provisions of Sections 2.4 and Article 9 of the Agreement (an “Optionholder Consent”), and shall be treated as compensation by it and shall be net of any applicable Taxes withheld pursuant to Section 2.9. All consideration to be received by the holders of Company Options and the intended recipients of Promised Options, in each case that are not Withholding Options pursuant to this Section 2.2(a) shall be paid to and distributed by the Exchange Agent to such Company Optionholder. Prior to the Closing, the Company shall provide notice and a form of Optionholder Consent (in a form reasonably satisfactory to Parent) to each holder of Vested Company Options describing the treatment of the Vested Company Options in accordance with this Section 2.2(a).
(b)    Unvested Company Options. At the Effective Time, each Unvested Company Option held by a Company Continuing Employee shall, on the terms and subject to the conditions set forth in this Agreement, terminate and be cancelled, and, upon the cancellation thereof, such Unvested Company Option shall be converted into the right to receive, for each share of Company Common Stock subject to such Unvested Company Option, an amount in cash equal to (i) the Residual Per Share Amount, minus (ii) the exercise price per share of Company Common Stock subject to such Unvested Company Option (the “Unvested Cash Option Payment”) subject to the restrictions and other terms of vesting, including continued employment as set forth in a Vesting Cash Payment Notice, in substantially the form attached hereto as Exhibit G (the “Vesting Cash Payment Notice”) and subject to any modifications that may be required by Law. Notwithstanding the foregoing, the Unvested Cash Option Payment shall not automatically be payable by Parent at the Effective Time, and shall instead become payable by or on behalf of the Surviving Corporation on the date set forth in the applicable Vesting Cash Payment Notice (subject to the restrictions and other terms of such vesting schedule, including continued employment). The Vesting Cash Payment Notice will provide that (A) individual dollar allocations will be paid out in accordance with the same vesting schedule applicable to those Unvested Company Options, (B)  subject to the terms and conditions regarding vesting of the standard form of agreement for the issuance of Company Options under the Company Stock Plan and any deviations from the vesting on such standard forms disclosed on Schedule 3.4(b) of the Company Disclosure Letter, in order to receive any particular installment payment, a participant must be currently employed by the Surviving Corporation, or an Affiliate, on the applicable vesting date (i.e., no prorated or accelerated payment will be made if a participant is terminated prior to the applicable vesting date), and (C) no reallocation of any Unvested Cash Option Payment will be made to any other Person. The Surviving Corporation may in its discretion make all such required payments through its or its Affiliates’ regular payroll system no later than the last day of the calendar month immediately following the calendar month in which the Unvested Cash Option Payment becomes vested under the applicable Vesting Cash Payment Notice. All amounts payable pursuant to this Section 2.2(b) shall be subject to any withholding of Taxes required by Law to be withheld and shall be paid without interest. Subject to the terms of the Unvested Company Option (including the Company Stock Plan), no Unvested Cash Option Payment, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of Law) by any Person, other than Parent or the Surviving Corporation, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person prior to the distribution to such Person of such Unvested Cash Option Payment in accordance with this Agreement. Each Unvested Company Option held by a Company Optionholder who is not a Company Continuing Employee shall be cancelled and terminated without consideration upon the Effective Time.
(c)    Company Actions. The Company shall, prior to the Effective Time, take or cause to be taken such actions, and shall obtain all such consents, as may be required to effect the foregoing provisions of this Section 2.2.

(d)    Acceleration. Unless otherwise consented to in writing by Parent, the Company will not take any action to accelerate the vesting of any Company Options beyond what is specified in Schedule 3.4(b) or Schedule 5.3 of the Company Disclosure Letter.
2.3    Adjustments.
(a)    At least three Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent the Estimated Financials Statement. The Company shall provide Parent and its accounting and financial staff, auditors and advisors reasonable access to the books and records of the Company and its accounting and financial staff in connection with Parent’s review thereof. The Company shall consider in good faith any comments or proposed changes to the estimated Closing Working Capital Amount that may be suggested by Parent in the period following delivery thereof but prior to the Closing, but, for clarity, the Company shall have no obligation to make any changes to Estimated Financials Statement, including the estimated Closing Working Capital Amount. The Estimated Financials Statement, as finally prepared by the Company, shall be used to determine the initial Adjusted Transaction Value for purposes of the payments contemplated to be made by Parent in connection with the Closing.
(b)    Following the Closing Date, Parent shall prepare and deliver to the Representative, as soon as reasonably practicable but in no event later than 90 days following the Closing Date, its initial draft of the Closing Statement. The preparation of the Closing Statement by Parent shall be for the sole purpose of determining differences between the Estimated Financials Statement and the Closing Statement and the resulting calculation of the Adjusted Transaction Value. The Closing Statement shall be prepared and the Closing Debt Amount, the Closing Cash Amount, the amount of the Unpaid Transaction Fees, the amount of Indemnified Taxes and the Closing Working Capital Amount shall be determined in accordance with the Agreed Principles.
(c)    The Representative shall have 60 days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Parent shall grant the Representative access at reasonable times and places and upon reasonable advance notice to all books, records and employees of the Surviving Corporation as reasonably requested by the Representative in connection with its review of the Closing Statement. Upon the expiration of the Objection Period, the Representative, on behalf of all Company Securityholders, shall be deemed to have accepted, and shall be bound by, the Closing Statement and the calculations therein, unless the Representative shall have informed Parent in writing of its disagreement with the Closing Statement prior to the expiration of the Objection Period (the “Objection”), specifying each disputed item and setting forth in reasonable detail the basis for each such dispute (each, a “Disputed Item”). Parent shall have 30 days from the date on which it receives the Objection (the date on which such 30 day period ends, the “Response Date”) to review and respond to such Objection. If Parent and the Representative are able to negotiate a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, the Closing Statement and the calculation of the items therein, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for purposes of this Agreement. If any Disputed Items have not been resolved by the Response Date, either Parent or the Representative may refer such Disputed Items to an independent, mutually agreeable, nationally recognized public accounting firm (the “Accounting Referee”) who shall accept its appointment within seven days after such referral, to make a final, non-appealable and binding determination as to such remaining Disputed Items pursuant to the terms hereof. The Accounting Referee shall be directed to make a determination of the Disputed Items in accordance with Section 2.3(d) promptly, but no later than 30 days, after acceptance of its appointment. Parent and the Representative agree to use their commercially reasonable efforts to effect the selection and appointment of the Accounting Referee pursuant to this Section 2.3(c), including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement. Parent and the Representative shall make readily available to the Accounting Referee all relevant books, records and employees of the Company and the Surviving Corporation that are reasonably requested by the Accounting Referee in connection with the Accounting Referee’s review of any Disputed Items.
(d)    If Disputed Items are referred to the Accounting Referee for resolution pursuant to Section 2.3(c), the Accounting Referee shall determine only with respect to the Disputed Items submitted whether and to what extent, if any, the items included in the Closing Statement requires adjustment. With respect to each Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Parent and the Representative. Any finding by the Accounting Referee shall be (i) a reasoned award stating in reasonable detail the findings of fact on which it is based, (ii) final, non-appealable and binding upon the parties hereto and (iii) the sole and exclusive remedy between the parties hereto regarding the Disputed Items so presented. The fees and expenses of the Accounting Referee shall be borne by Parent and the Representative (on behalf of the Company Securityholders in accordance with their respective Pro Rata Escrow Shares) in the same proportion that the dollar amount of Disputed Items which are not resolved in favor of Parent or the Representative, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. Each of Parent and the Representative (on behalf of the Company Securityholders in accordance with their respective Pro Rata Escrow Shares) shall bear the fees, costs and expenses of its own accountants and all of its other expenses incurred in connection with matters contemplated by this Section 2.3.
(e)    Payment of the Adjustments.
(i)    Payment of the adjustments as contemplated by this Section 2.3(e) shall be made (A) if no Objection is made by the Representative during the Objection Period, within five Business Days following the expiration of the Objection Period or (B) if the Representative submits an Objection within the Objection Period, within five Business Days following final resolution of all Disputed Items by either Parent and the Representative or the Accounting Referee.
(ii)    If, upon the final determination of the Closing Statement as provided in Section 2.3(c) or 2.3(d), if the resulting calculation of the Adjusted Transaction Value is greater than the Adjusted Transaction Value determined using the Estimated Financials Statement, Parent shall promptly deliver, or cause to be delivered, an aggregate amount in cash equal to such excess to (A) the Exchange Agent for payment to the Company Stockholders and the holders of Vested Company Options (other than Persons holding only Underwater Options) who are not subject to Tax withholding in accordance with the Exchange Agent Agreement and (B) to the Surviving Corporation or an Affiliate thereof, for subsequent release to the holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release. Subject to Section 9.9, any such amounts shall be promptly distributed to the Company Stockholders and the holders of Vested Company Options (other than Persons holding only Underwater Options) in accordance with their respective Pro Rata Escrow Shares.
(iii)    If, upon the final determination of the Closing Statement as provided in Section 2.3(c) or 2.3(d), the Adjusted Transaction Value determined using the Estimated Financials Statement is greater than the Adjusted Transaction Value calculated from the Closing Statement, the Representative and Parent shall instruct the Escrow Agent to release an amount in cash equal to such excess from the Escrow Fund to Parent.
(iv)    Any payment pursuant to this Section 2.3 shall be treated for all Tax purposes as an adjustment to the purchase price.

2.4    Escrow; Expense Fund.
(a)    Escrow Amount. At the Effective Time, Parent shall withhold the Escrow Amount from the Merger Consideration otherwise payable pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a) to the Non-Dissenting Stockholders and Company Optionholders. At the Closing, Parent shall deposit in escrow pursuant to the Escrow Agreement an amount in cash equal to the Escrow Amount (the “Escrow Cash”).
(b)    Escrow Agreement. Prior to the Closing, Parent, the Representative and the Escrow Agent shall enter into an escrow agreement in substantially the form attached hereto as Exhibit C (the “Escrow Agreement”). At or promptly after the Effective Time, Parent shall deliver, or cause to be delivered, to the Escrow Agent the Escrow Cash. The Escrow Fund shall be held by the Escrow Agent as partial security for the indemnification obligations of the Indemnifying Parties under this Agreement in accordance with the terms and conditions set forth in this Agreement and in the Escrow Agreement, and the Escrow Fund shall be subject to reduction for Claims as provided in Article 9. Each Indemnifying Party’s rights, if any, to receive amounts from the Escrow Fund are non-transferable and non-assignable. No interest shall accrue on the amounts held in the Escrow Fund. Fifty percent (50%) of the fees of the Escrow Agent shall constitute a Transaction Fee and Parent shall pay the other fifty percent (50%) of the fees of the Escrow Agent.
(c)    Expense Fund Amount. Parent shall withhold the Expense Fund Amount from the Merger Consideration otherwise payable pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a) to the Non-Dissenting Stockholders and Company Optionholders; and (ii) as promptly as reasonably practicable following the Closing, Parent shall make, or cause to be made, payment of an amount in cash equal to the Expense Fund Amount by wire transfer to a segregated client bank account maintained by the Representative, to be held in such segregated client bank account and distributed in accordance with the terms of this Agreement. The Expense Fund Amount as contemplated herein shall reflect a proportionate contribution from each Non-Dissenting Stockholder and Company Optionholder in an amount equal to such Person’s Pro Rata Indemnity Share of such amount.
(d)    Tax. The parties acknowledge and agree that the Escrow Amount is intended to be part of the aggregate acquisition consideration payable in exchange for Company Capital Stock in accordance with this Agreement. Parent and the Company agree that: (i) except with respect to interest imputed described in clause (ii) the parties agree to report payments of the Escrow Amount for U.S. federal and state and foreign income Tax purposes consistent with such treatment unless otherwise required by a change in applicable Law following the date hereof or a “determination” within the meaning of Section 1313 of the Code, (ii) if and to the extent any part of the Escrow Amount is actually distributed to the Indemnifying Parties, interest may be imputed on such amount payable as required by Sections 483 or 1274 of the Code, and (iii) the Indemnifying Parties shall be required to report as interest income, and Parent shall be entitled to deduct as interest expense, to the extent permitted by Applicable Law, the imputed interest amount described in preceding clause (ii).
2.5    The Closing. Subject to the earlier termination of this Agreement pursuant to Article 8, the Closing shall take place at the offices of Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, California, 94025, at 10:00 a.m. Pacific time on the Closing Date. On the Closing Date or at such later date and time as may be mutually agreed in writing by the Company and Parent, the Company, Parent and Merger Sub shall cause the Merger to be consummated by filing a certificate of merger, in customary form reasonably satisfactory to Parent (the “Certificate of Merger”), with the Office of the Secretary of State of the State of Delaware in accordance with the DGCL (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”).

2.6    Effects of the Merger. At and upon the Effective Time:
(a)    The separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger. The effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the foregoing, from and after the Effective Time, all the property, rights, powers, privileges and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Merger Sub shall become the debts, obligations liabilities and duties of the Surviving Corporation, all as provided under the DGCL.
(b)    As of the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Merger Sub or any other Person, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except the name shall remain Velocify, Inc. and the provisions relating to the incorporator shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
(c)    As of the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Merger Sub or any other Person, the bylaws of the Company shall be amended to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that all references to Merger Sub shall be changed to refer to Velocify, Inc.), and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(d)    The officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation immediately after the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(e)    The members of the board of directors of Merger Sub immediately prior to the Effective Time shall become the members of the board of directors of the Surviving Corporation immediately after the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
2.7    Exchange.
(a)    At the Closing, Parent shall deposit, or cause to be deposited: (i) with U.S. Bank National Association (the “Exchange Agent”), for the benefit of the Company Stockholders, an amount in cash equal to (1) the Aggregate Cash Consideration, minus (2) the Withholding Options Closing Payment, minus (3) the Escrow Amount, minus (4) the Expense Fund Amount, to be held by the Exchange Agent in accordance with the terms of the exchange agent agreement (the “Exchange Agent Agreement”) to be executed prior to the Closing by Parent and the Exchange Agent; provided, that Parent shall not deposit with the Exchange Agent any portion of the Aggregate Cash Consideration retained by Parent pursuant to the terms of any Stockholder Support Agreement or Optionholder Support Agreement, as applicable, which amounts shall be paid out (if at all) in accordance with the terms of the applicable Stockholder Support Agreement or Optionholder Support Agreement; and (ii) with the Surviving Corporation, for the benefit of the Company Optionholders who, as of immediately prior to the Effective Time, hold Withholding Options that are not Underwater Options, an amount (such amount, the “Withholding Options Closing Payment”) equal to the portion of the Aggregate Cash Option Payment attributable to such Withholding Options, which shall be distributed in accordance with Section 2.2(a). Parent shall pay all fees and expenses of the Exchange Agent.
(b)    Parent shall, or shall cause the Exchange Agent to, mail, as promptly as reasonably practicable following the Effective Time, to each Company Stockholder who holds a certificate or certificates that, as of immediately prior to the Effective Time, represented shares of Company Capital Stock (the “Certificates”) a letter of transmittal in substantially the form attached hereto as Exhibit D (a “Letter of Transmittal”). Parent shall deliver, or cause to be delivered, as promptly as reasonably practicable following the Closing, to any Company Stockholder who delivers a duly completed and validly executed Letter of Transmittal (together with the Certificate(s) from the Company Stockholders for cancellation or an affidavit of loss as described in Section 2.7(c) below and any other documents as Parent shall reasonably require), the Merger Consideration that such Company Stockholder has the right to receive pursuant to Section 2.1(c) and Section 2.1(e), in each case without interest thereon.
(c)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, Parent or the Exchange Agent shall, as promptly as practicable following the receipt by Parent or the Exchange Agent, as the case may be, of such affidavit, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration represented by the lost, stolen or destroyed Certificate in exchange therefor that the Company Stockholder has the right to receive. Parent may in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to provide to Parent an indemnity agreement or bond against any claim that may be made against Parent with respect to the Certificate alleged to have been lost, stolen or destroyed.
(d)    From and after the Effective Time, no shares of Company Capital Stock will be deemed to be outstanding, and holders of Certificates formerly representing such Company Capital Stock shall cease to have any rights with respect thereto except as provided herein or by Law.
(e)    At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Capital Stock shall thereafter be made. If, after the Effective Time, Certificates formerly representing shares of Company Capital Stock immediately prior to the Effective Time as set forth in the Spreadsheet are presented to Parent or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration and any other amount payable with respect to such Company Capital Stock in accordance with Section 2.1(c) and Section 2.1(e), subject to the terms of Section 2.3, Section 2.4 and this Section 2.7.
(f)    Calculation of Consideration. For purposes of calculating the Merger Consideration otherwise payable pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a) to the Non-Dissenting Stockholders and Company Optionholders, including for purposes of calculating their respective portions of the Escrow Amount and Expense Fund Amount, (i) the consideration payable in respect of shares of the Company Capital Stock held by each such Non-Dissenting Stockholder shall be calculated on a certificate-by-certificate basis, (ii) the consideration payable in respect of Vested Company Options shall be calculated on a grant-by-grant basis, and (iii) the amount of cash to be paid to each of the Non-Dissenting Stockholders and Company Optionholders for each such certificate or grant shall be rounded to the nearest whole cent.
2.8    Dissenting Shares. If, in connection with the Merger, holders of Company Capital Stock shall have demanded and perfected their appraisal rights or dissenters’ rights in accordance with Section 262 of the DGCL or, if applicable, Chapter 13 of the CGCL, none of such Dissenting Shares shall be converted into a right to receive the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Section 2.1(c) and Section 2.1(e), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL or, if applicable, the CGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL or, if applicable, Chapter 13 of the CGCL, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the DGCL or, if applicable, Chapter 13 of the CGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL or CGCL, as applicable). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its appraisal rights or dissenters’ rights as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Section 2.1(c) and Section 2.1(e) in respect of such shares as if such shares had never been Dissenting Shares, and Parent shall deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.7, following the satisfaction of the applicable Payment Conditions, the Merger Consideration to which such Company Stockholder would have been entitled under Section 2.1(c) and Section 2.1(e) with respect to such shares. The Company shall give Parent (a) prompt written notice (and in no event more than two Business Days) of (i) any demand received by the Company for appraisal of Company Capital Stock or notice of exercise of a Company Stockholder’s appraisal rights or dissenters’ rights in accordance with the DGCL or, if applicable, the CGCL, and (ii) the withdrawals of such demands and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL or, if applicable, the CGCL. The Company agrees that, except with Parent’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of appraisal rights.
2.9    Tax Withholding. Each of Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement (including the Escrow Amount), the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment and, to the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The parties agree to effectuate such withholding with respect to payments to holders of Withholding Options pursuant to Section 2.2(a), 2.3(e)(ii), and 2.7(a) and any other compensatory payments hereunder by paying the applicable Merger Consideration for which such withholding is required to the Surviving Corporation and causing the Surviving Corporation to withhold the applicable amounts through the Surviving Corporation’s payroll system. Except for such withholding rights, the recipient of any payments payable pursuant to this Agreement is solely responsible for any and all Liabilities for Taxes that may arise with respect to any Merger Consideration or other amounts payable pursuant to this Agreement. The Parties agree to use commercially reasonable efforts to reduce or avoid the deduction or withholding of Taxes on payments made in respect of shares of Company Capital Stock under this Agreement, including without limitation by affording payees reasonable opportunity to provide documentation demonstrating a reduction in or exemption from such deduction or withholding of taxes.
2.10    Further Assurances. If, after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Merger or to carry out the purposes and intent of this Agreement after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”), which exceptions set forth in the Company Disclosure Letter will qualify the section or subsection they specifically reference, and any exception or disclosure cross-referenced to such part or subpart of the Company Disclosure Letter and other sections or subsections in this Article to the extent that it would be reasonably apparent on the face of an exception, without any independent knowledge of the subject matter thereof or the contents of any documents referenced therein, that such exception is applicable to such other section or subsection, the Company represents and warrants to Parent and Merger Sub that the statements contained in this Article 3 are true and correct as of the Agreement Date and as of immediately prior to the Closing (with the understanding and acknowledgement that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Parent and Merger Sub are relying on these representations and warranties, and that these representations and warranties constitute an essential and determining element of this Agreement). For purposes of this Agreement, (x) each statement or other item of information set forth in a particular section or subsection of the Company Disclosure Letter shall be deemed to be a representation and warranty made by the Company in the corresponding section or subsection of this Agreement only to the extent such disclosure is called for by the representations or warranties in the corresponding section or subsection of this Agreement and (y) a document shall be deemed to have been “made available” by the Company to Parent only if it has been posted in the electronic data site maintained by Merrill Corporation, on behalf of the Company in connection with the Merger and as to which Parent and its representatives have been provided full access at least 24 hours prior to the execution of this Agreement.
3.1    Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Company has all requisite corporate power and corporate authority to own, operate and lease its properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified, licensed and in good standing as would not reasonably be expected to be material to the Company. Without limiting the foregoing, Schedule 3.1 of the Company Disclosure Letter sets forth each jurisdiction in which the Company is so qualified or licensed. The Company has made available to Parent true and complete copies of the currently effective certificate of incorporation and bylaws (or equivalent governing documents), including all amendments thereto, of the Company (the “Charter Documents”). The Company is not in violation of its Charter Documents.
3.2    Subsidiaries. The Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Person. There is no obligation, contingent or otherwise, of the Company to make any investment in any shares or other securities (in the form of a loan, capital contribution or other similar investment) of any other Person.
3.3    Power, Authorization and Validity.
(a)    Power and Authority. The Company has all requisite corporate power and corporate authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and to consummate the Merger, subject to the Stockholder Approval. The Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by all requisite corporate action, subject only to the Stockholder Approval. No other actions or proceedings on the part of the Company’s board of directors or stockholders are necessary to authorize the execution, delivery and performance of this Agreement and each other Company Ancillary Agreement or to consummate the transactions so contemplated.
(b)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Authority on the part of the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) any filings required to be made pursuant to the HSR Act and any other applicable antitrust Laws.
(c)    Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed by the Company will be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally, and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
(d)    Board Approval. The board of directors of the Company has, at a meeting duly called and held, by a unanimous vote of the entire board of directors, or by a unanimous written consent in lieu thereof: (i) approved and declared advisable this Agreement, (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to, and in the best interests of the Company and the Company Stockholders, (iii) resolved to recommend to the Company Stockholders the adoption of this Agreement, and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption.
(e)    Required Vote of Company Stockholders. The affirmative vote or consent of (i) the holders of a majority of the Company Capital Stock (voting together as a single class on an as-converted basis), (ii) the holders of a majority of the shares of Company Common Stock (voting as a separate class), (iii) the holders of a majority of the shares of Company Preferred Stock (voting as a separate class), and (iv) the holders of a majority of the shares of Series B Preferred Stock (voting as a separate class) (the votes referred to in clauses “(i)” through “(iv)” of this sentence being referred to collectively as the “Stockholder Approval”) are the only votes or consents of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, the Merger, the Company Ancillary Agreements and the transactions contemplated hereby and thereby. Upon receipt of the Stockholder Consent, no further vote or consent of the holders of any class or series of Company Capital Stock is necessary to adopt this Agreement and approve the Merger.
(f)    No Restrictions on the Merger; Takeover Statutes. To the Knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under Law (“Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement and each of the Company Ancillary Agreements.
3.4    Capitalization of the Company.
(a)    Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 32,000,000 shares of Company Common Stock and 14,062,420 shares of Company Preferred Stock, of which 5,600,000 have been designated Series A Preferred Stock and 8,462,420 have been designated Series B Preferred Stock. The number and kind of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date is set forth on Schedule 3.4(a) of the Company Disclosure Letter and no shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, and no shares of Company Capital Stock will be issued or outstanding as of the Closing Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, except for: (i) shares of Company Common Stock issued upon the conversion of Company Preferred Stock and/or (ii) shares of Company Common Stock issued upon the exercise of outstanding Company Options listed on Schedule 3.4(b) of the Company Disclosure Letter. The Company holds no Treasury Shares. All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and, except under the agreements to be terminated in accordance with Section 7.2(f) or the Charter Documents, are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company that (i) is not included in the Series B Preference Amount and (ii) will not be extinguished in connection with the transactions contemplated by this Agreement. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(b)    Company Options. The Company has reserved an aggregate of 10,793,724 shares of Company Common Stock for issuance pursuant to the Company Stock Plan (including shares subject to outstanding Company Options). As of the Agreement Date, a total of 7,210,217 shares of Company Common Stock are issuable upon the exercise of outstanding, unexercised Company Options. Schedule 3.4(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, for each Company Option: (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the date of grant and vesting schedule for such Company Option, (v) whether such Company Option is an incentive stock option or non-statutory stock option under the Code or an enterprise management incentive option, and (vi) whether the exercisability of such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. True, complete and correct copies of the Company Stock Plan, the standard agreements under the Company Stock Plan and each agreement for stock options or stock under the Company Stock Plan that materially does not conform to the standard agreement under the Company Stock Plan have been made available to Parent, and the Company Stock Plan and such agreements have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement the Company Stock Plan or such agreements in any case from those made available to Parent. All Company Options and shares of Company Common Stock issued upon exercise thereof have been issued and granted in accordance with the terms of the Company Stock Plan in compliance with Law and all requirements set forth in applicable Contracts.
(c)    No Restricted Shares. There are no shares of Company Capital Stock that are unvested or subject to termination or a repurchase option, risk of forfeiture or other similar condition under any applicable restricted stock purchase agreement or other similar Contract with the Company.
(d)    No Other Rights. Except for (i) the Company Options, (ii) the conversion rights of the Company Preferred Stock, and (iii) the agreements to be terminated in accordance with Section 7.2(f), there is no stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract outstanding to purchase or otherwise acquire any share of Company Capital Stock or any security or debt convertible into or exchangeable for Company Capital Stock or obligating the Company to grant, extend or enter into any such stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except under the agreements to be terminated in accordance with Section 7.2(f) or the Charter Documents, there is no voting agreement, registration right, rights of first refusal, preemptive right, co-sale right or other similar restriction applicable to any outstanding security of the Company.
(e)    Ungranted Options. Schedule 3.4(e) of the Company Disclosure Letter sets forth each employee of the Company or other Person with an offer letter or other Contract that contemplates a grant of any option to purchase any share of Company Capital Stock or any other security of the Company, or who has otherwise been promised any option to purchase any share of Company Capital Stock or any other security of the Company, which option has not been granted, or other security has not been issued, as of the Agreement Date, which schedule also includes (i) the name of such employee of the Company or other Person that is contemplated to receive a promised option, (ii) the contemplated exercise price of such promised option, (iii) the number of shares covered by such promised option, and (iv) the date of grant and vesting schedule for such promised option (such promised options set forth on Schedule 3.4(e) of the Company Disclosure Letter referred to as the “Promised Options”).
3.5    No Conflict. Neither the execution and delivery of this Agreement or any of the Company Ancillary Agreement by the Company, nor the consummation of the Merger or any other transactions contemplated hereby or thereby shall conflict with, result in a termination, breach, impairment, violation of (with or without notice or lapse of time, or both), acceleration of any obligation or loss of any material benefit, or constitute a default, or require the consent, release, waiver or approval of, or notice to, any third party, under: (a) any provision of any Charter Documents of the Company, each as currently in effect, (b) any Law applicable to the Company or any of its assets or properties, (c) any Contract to which the Company is a party or to which the Company or any of its assets or properties are bound, (d) any Governmental Permit, or (e) any judgment, decree or order to which the Company is subject.
3.6    Litigation. There is no Action pending or, to the Knowledge of the Company, threatened, against the Company (or against any officer, director or employee of the Company in their capacity as such or relating to their employment or services with the Company). There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against the Company. To the Knowledge of the Company, there is no basis for any Person to assert a claim against the Company based upon the Company’s entering into this Agreement or any Company Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement or any Company Ancillary Agreement. The Company does not have any Action pending against any Governmental Authority or other Person.
3.7    Taxes.
(a)    Tax Returns, Taxes and Audits.
(i)    The Company (A) has properly completed and timely filed all income and other material Tax Returns required to be filed by it, and all Tax Returns filed or required to be filed by it are true, correct and complete in all material respects, (B) has timely paid all Taxes required to be paid by it for which payment was due (whether or not shown on any Tax Return), (C) has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the face of the Company Balance Sheet (rather than in any notes thereto)) and will establish an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portion thereof through the Closing Date, (D) has made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any underpayment, penalties or interest, (E) has no Liability for Taxes in excess of the amount so paid or accruals or reserves so established, and (F) since the Balance Sheet Date has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice other than as a result of the transactions contemplated by this Agreement. The Company has made available to Parent correct and complete copies of all federal income and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company filed or received for all taxable years remaining open under the applicable statute of limitations.
(ii)    No deficiency for any Tax has been threatened, claimed, proposed or assessed against the Company or any of its officers, employees or agents in their capacity as such.
(iii)    The Company has not received from the IRS or any other Governmental Authority (including any sales or use Tax authority) any written (A) notice indicating an intent to open an audit or other examination, (B) request for information related to any Tax matter, or (C) notice of deficiency or proposed adjustment of any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company. No Tax Return of the Company is under audit by the IRS or any other Governmental Authority. Any past audits (if any) have been completed and fully resolved to the satisfaction of the applicable Governmental Authority conducting such audit and all Taxes determined by such audit to be due from a the Company have been paid in full to the applicable Governmental Authorities or adequate reserves therefor have been established and are reflected on the face of the Company Balance Sheet (rather than in any notes thereto). No written claim has ever been received by the Company from a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be required to file any Tax Return in that jurisdiction.
(iv)    No Tax liens are currently in effect against any of the assets of the Company other than liens for Taxes not yet due and payable or for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the Company Financial Statements. There is not in effect any waiver by the Company of any statute of limitations with respect to any Taxes nor has the Company agreed to any extension of time for filing any Tax Return that has not been filed. The Company has not consented to extend the period in which any Tax may be assessed or collected by any Tax agency or authority which extension is still in effect.
(v)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) any change in method of accounting made prior to the Closing Date for a taxable period ending on or prior to the Closing Date, including the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax Laws) to transactions, events or accounting methods employed prior to the Closing, (B) any use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (D) any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law) occurring or arising with respect to any transaction on or prior to the Closing Date, (E) any installment sale, open transaction or other transaction made on or prior to the Closing Date, (F) any prepaid amount received or paid on or prior to the Closing Date, or (G) any election made under Section 108(i) of the Code prior to the Closing.
(b)    Withholding. The Company has complied with all Laws relating to the payment, collection and withholding of any Tax (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provisions of state, local or foreign Tax Law), and has, within the time and in the manner prescribed by Law, collected and withheld from employee wages and other amounts payable to or from third parties and paid over to the proper Governmental Authorities all amounts required to be so collected and withheld and paid over under all Laws (including the Federal

Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment Tax withholding Laws), including federal, state, local and foreign Taxes, and has timely filed or provided all required withholding Tax Returns in accordance with Law.
(c)    Tax Status and Indemnification Obligations.
(i)    The Company is not a party to or bound by any Tax sharing, indemnity, allocation or similar Contract, and the Company has no Liability to another party under any such Contract.
(ii)    The Company is not now, or has ever been, a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, or by Contract (other than customary indemnification or reimbursement provisions in Non-Tax Commercial Agreements). None of the Company or any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which the Company is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(iii)    The Company has never constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
(iv)    The Company has complied in all material respects with the requirements of Section 482 of the Code (and any corresponding or similar provisions of state, local or foreign Tax Law).
(v)     The Company is not and has not been party to any joint venture, partnership or other arrangement or Contract that is treated as a partnership for federal income Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to the Company and the Company is and always has been taxed as a C corporation for U.S. federal income Tax purposes. The Company uses, and has always used, the accrual method of accounting for income Tax purposes and the taxable year of the Company is the calendar year ending December 31.
(vi)    The Company is not and has not ever been the beneficiary of any Tax exemption or Tax holiday.
(vii)    The Company has not participated in and is not participating in an international boycott within the meaning of Section 999 of the Code.
(viii)    The Company has never requested or received a ruling from any Tax authority or signed a closing agreement with any Tax authority.
(ix)    The Company (A) has not, and has not ever had, a permanent establishment in any country other than the country in which it is organized and resident, (B) has not engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, (C) is not, and has not ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident, and (D) is not required to register in any jurisdiction for VAT purposes pursuant to applicable Law.
(x)    None of the shares of Company Capital Stock are “covered securities” under Treasury Regulations Section 1.6045-1(a)(15). In the event that any shares of Company Capital Stock are

“covered securities,” Schedule 3.7(c)(x) sets forth the cost basis and date of issuance of such shares or securities.
(xi)    The Company is not, nor has it been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(d)    No Tax Shelters. The Company has (i) no disclosure obligation under Section 6662 of the Code or comparable provisions of state, local or foreign Law (ii) not participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. The Company has not consummated, has not participated in, and is not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.
(e)    Nonqualified Deferred Compensation.
(i)    Each “nonqualified deferred compensation plan” under which the Company makes, is obligated to make or promises to make, payments subject to Section 409A of the Code, if any, has been operated in compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence each such plan have conformed to the provisions of Section 409A of the Code and the Treasury Regulations thereunder. No payment pursuant to any arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations thereunder) would subject any Person to a Tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. No Company Benefit Arrangement or other Contract provides a gross-up, reimbursement or other indemnification for any Tax or related interest or penalty that may be imposed for failure to comply with the requirements of Section 409A of the Code.
(ii)    All Company Options have been authorized by the board of directors of the Company or an appropriate committee thereof, and, if required, approved by stockholders of the Company by the necessary number of votes or written consent, including approval of the option exercise price or the methodology for determining the Company Option exercise price and the substantive option terms. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. No Company Option has been retroactively granted, or the exercise price of any Company Option determined retroactively. No Company Option or other right to acquire Company Common Stock or other equity of the Company (A) has an exercise price that has been or may be less than the fair market value of a share of the underlying stock as of the date such Company Option or right was granted as determined in accordance with Section 409A of the Code, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or right, or (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).
(f)    Additional Tax Representations. The Company has never entered into any Contract or maintained any Company Benefit Arrangement that could give rise to payments with respect to the performance of services that are nondeductible under Sections 162(m), 404 or 280G of the Code or subject to the excise Tax under Section 4999 of the Code, and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional event) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). There is no

Company Benefit Arrangement or other Contract by which the Company is bound to compensate any employee of the Company or other service provider of the Company for any excise Tax or related interest or penalty paid pursuant to Section 4999 of the Code.
No representation or warranty contained in this Section 3.7, with the exception of Sections 3.7(a)(v), (c)(i), the first two sentences of Section 3.7(c)(ii), (c)(iii), (c)(viii), (c)(x), and (d), shall be deemed to apply directly or indirectly with respect to any Tax period beginning after the Closing Date. Notwithstanding anything to the contrary in this Agreement, no representations are made as to the amount of, or limitations on the use after the Closing of, any net operating losses, built-in losses, capital losses, deductions, Tax credits or other similar Tax attributes of the Company, in each case, available for use after the Closing.
3.8    Related Party Transactions. Except (a) for employment relationships, (b) for the payment of compensation and benefits in the Ordinary Course of Business, (c) for any Contract related to the ownership of any Company Capital Stock or Company Options, or (d) as otherwise disclosed on Schedule 3.8 of the Company Disclosure Letter, the Company is not a party to any Contract with, or indebted, either directly or indirectly, to any of its officers or directors, any holder of more than one percent (1%) of Company Capital Stock (or, to the Knowledge of the Company, any relatives or Affiliates of any such Person) in effect as of the Agreement Date. Except as set forth on Schedule 3.8 of the Company Disclosure Letter, the Company does not have outstanding any loans to any of its officers or directors, any holder of more than one percent (1%) of Company Capital Stock (or, to the Knowledge of the Company, any relatives or Affiliates of any such Person). The Company has never, and has never been deemed to have for purposes of any Law, in any transaction with any of its officers, directors, employees, or any holder of more than one percent (1%) of Company Capital Stock (or, to the Knowledge of the Company, any member of the immediate families of any such Person), acquired or retained the use of property for proceeds greater than the fair market value thereof. The Company has never, and has never been deemed to have for purposes of any Law, in a transaction with any Affiliate of the Company where the Company (A) disposed of property for proceeds less than the fair market value thereof or (B) performed services for consideration other than the fair market value thereof. To the Knowledge of the Company, none of the officers, directors and employees of the Company, and no record or beneficial owner of five percent (5%) or more of any class of Company Capital Stock, nor any immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than five percent (5%) of the equity ownership of any firm or corporation that does business with, or has any contractual arrangement with, the Company.
3.9    Company Financial Statements. Schedule 3.9 of the Company Disclosure Letter includes the Company Financial Statements. The Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company in all material respects, (b) fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified, and (c) have been prepared in accordance with GAAP, applied on a basis consistent with prior periods (except that the unaudited Company Financial Statements do not have notes and are subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to the Company). The Company has no material Liabilities, except for (i) those shown on the Company Balance Sheet, (ii) those that were incurred after the Balance Sheet Date in the Ordinary Course of Business, and (iii) Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement that have been or will be taken into account in the calculation of the Adjusted Transaction Value. All reserves established by the Company that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP and are adequate as of the date of the Company Balance Sheet. The Company does not have any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated by the SEC. Neither the Company nor, to the Knowledge of the Company, any representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in unlawful accounting or auditing practices and, to the Knowledge of the Company, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements. To the Knowledge of the Company, there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company.
3.10    Title to Properties. The Company has good and marketable title to, or in the case of leased assets and properties, valid leasehold interests in, all of its tangible assets and properties (including those shown on the Company Balance Sheet), free and clear of all Encumbrances, other than Permitted Encumbrances. All properties used in the operations of the Company Business are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. As of immediately after the Effective Time and to the Company’s Knowledge, such assets are sufficient for the continued operation of the Company Business. All machinery, vehicles, equipment and other tangible personal property owned or leased by the Company or used in the Company Business are in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which the Company is a party are fully effective and afford the Company a valid leasehold possession of the real or personal property that is the subject of the lease, subject to Permitted Encumbrances. All rents, required deposits and additional rents which are due under the terms of the leases have been paid in full. The Company has never owned any real property. Schedule 3.10 of the Company Disclosure Letter sets forth a complete and accurate list of all real property leases or licenses to which the Company is a party.
3.11    Absence of Certain Changes. Since the Balance Sheet Date through the Agreement Date, except as contemplated by this Agreement, there has not been with respect to the Company any:
(a)    Material Adverse Effect;
(b)    amendment or change in the Company’s Charter Documents;
(c)    incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any Debt for borrowed money, or (iii) any liability as a guarantor or surety with respect to the obligations of others for borrowed money;
(d)    payment or discharge of any Encumbrance (other than Permitted Encumbrances) on any of its assets or properties, in each case, that was not shown on the Company Balance Sheet or incurred in the Ordinary Course of Business after the Balance Sheet Date;
(e)    purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its material assets (including material Company Intellectual Property Rights and other intangible assets), properties or goodwill, other than the sale or non-exclusive license of its products or services in the Ordinary Course of Business;
(f)    damage, destruction or loss of any material property or material asset, whether or not covered by insurance, except ordinary wear and tear;
(g)    declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any right, preference, privilege or restriction of any of its outstanding securities (other than repurchases of stock in accordance with the Company Stock Plan or applicable Contracts in connection with the termination of service of employees or other service providers);
(h)    issuing of shares of its capital stock or any securities convertible or exchangeable for shares of its capital stock, except for: (i) shares of Company Common Stock issued upon the conversion of Company Preferred Stock and/or (ii) shares of Company Common Stock issued upon the exercise of outstanding Company Options listed on Schedule 3.4(b) of the Company Disclosure Letter;
(i)    hiring of any officer, employee or consultant or a change or increase in the compensation or benefits payable or to become payable to any of its current or former officers, directors, employees, consultants or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, or stock appreciation rights) made to or with any of such officers, directors, employees, consultants or agents, except as required by written contractual agreements in effect as of the Agreement Date and previously made available to Parent;
(j)    change with respect to its management, supervisory or other key personnel, any termination of employment or of a consulting agreement, any labor dispute or claim of unfair labor practices;
(k)    Liability incurred by it to any of its current or former officers, directors or stockholders, except pursuant to existing Contracts with such Persons and for normal and customary compensation and expense allowances payable to officers in the Ordinary Course of Business;
(l)    making by it of any loan, advance or capital contribution to, or any investment in, any of its current or former officers, directors or stockholders or any firm or business enterprise in which any such Person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment, other than Transaction Fees and other business expenses;
(m)    entering into, amendment of, relinquishment, termination or nonrenewal by it of any Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any other right or obligation) except as required by such Company Material Contract, Company Employee Agreement or Company Employee Plan, or applicable Law;
(n)    entering into (i) any Contract that would have constituted a Company Material Contract if such Contract was entered into prior to the Agreement Date, (ii) any Company Employee Agreement, or (iii) Company Employee Plan (or any other right or obligation) except, in each case, as required by an existing Company Material Contract, any Company Employee Agreement, any Company Employee Plan, or applicable Law;
(o)    entering into by it of any Contract (other than a Company Benefit Arrangement) that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $40,000 for any single Contract (or $200,000 in the aggregate among all Contracts that are below $40,000);
(p)    making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of the Company (other than with Parent);
(q)    adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, consolidation or other reorganization;

(r)    materially change the accounting or Tax reporting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets, except as required by GAAP or applicable Law, as applicable;
(s)    settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes; amendment to any Tax Return; making of, change in, or revocation of any material election in respect of Taxes; adoption, change in, or revocation of any accounting method in respect of Taxes; entering into of any Tax allocation, sharing or indemnity agreement or closing agreement relating to Taxes (other than any Non-Tax Commercial Agreement); or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
(t)    deferral of the payment of any accounts payable other than in the Ordinary Course of Business, or any discount, accommodation, customer credit or other concession made in order to accelerate or induce the collection of any receivable outside the Ordinary Course of Business;
(u)    capital expenditure made by it in excess of $40,000;
(v)    entering into any new line of business; or
(w)    entry into any Contract to do any of the things described in the preceding clauses (a) through (v) (other than agreements with Parent and its representatives regarding the transactions contemplated by this Agreement).
3.12    Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedule 3.12 of the Company Disclosure Letter sets forth a list of each effective Contract as of the Agreement Date of the following types to which the Company is a party or to which the Company is bound as of the Agreement Date, including the applicable subsection(s) to which such Contract is responsive:
(a)    any Contract providing for payments (whether fixed, contingent or otherwise) by or to the Company in an annual aggregate amount of $50,000 or more (other than (i) Contracts for which any payments are already reflected on the Company Financial Statements or (ii) Contracts with Company Customers or vendors and suppliers of technical products and services to the Company);
(b)    any Contract with a Significant Customer other than the Company’s standard form of user, customer or client agreement as made available to Parent;
(c)    any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller) or sales representative Contract under which any third party is authorized to sell, license, sublicense, lease, distribute, market or take orders for any Company Offering or Company Technology;
(d)    any Contract that (i) provides for the authorship, invention, creation, conception or other development of any Technology or Intellectual Property Rights (A) by the Company for any other Person or (B) for the Company by any other Person, including, in in the case of each of clauses (A) and (B), any joint development, (ii) provides for the assignment or other transfer of any ownership interest in Technology or Intellectual Property Rights (A) to the Company from any other Person (other than invention assignment agreements and the like with employees, consultants or contractors of the Company entered into in the Ordinary Course of Business) or (B) by the Company to any other Person, (iii) includes any grant of an Intellectual Property License to any other Person by the Company other than in the Ordinary Course of Business or those disclosed under Section 3.14(b)), or (iv) includes any grant of an Intellectual Property License to the Company by any other Person (other than, with respect to this subsection (iv) only, (A) Non-Negotiated Vendor Contracts that do not satisfy sub-section (i) of the definition of Company Material

Contracts, and (B) licenses for Open Source Software listed in Schedule 3.14(o) of the Company Disclosure Letter);
(e)    any Contract that relates to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person;
(f)    any Company Employee Agreement providing for compensation over $150,000;
(g)    any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP;
(h)    any Contract that restricts the Company from, or following the Effective Time will restrict Parent or any of its Affiliates (other than the Company) from (i) engaging in any aspect of its business, (ii) participating or competing in any line of business, market or geographic area, (iii) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), or (iv) soliciting potential employees, consultants, contractors or other suppliers or customers;
(i)    any Contract under which the Company grants or, following the Closing, purports to have Parent grant any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;
(j)    any Contract that following the Closing would or would purport to: (i) require Parent or any of its Affiliates (other than the Company) to grant any Intellectual Property License, (ii) restrict Parent or any of its Affiliates (other than the Company) from performing any of the activities listed in Section 3.12(f)(i)-(iv), or (iii) require Parent or any of its Affiliates (other than the Company) to grant or be bound by any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;
(k)    any Contract with any labor union or any collective bargaining agreement or similar Contract with the Company’s employees;
(l)    any settlement agreement (including any agreement under which any employment-related claim is settled);
(m)    any Contract that includes an obligation by the Company to indemnify any other Person against any claim of infringement, misappropriation, misuse, dilution or violation of any Intellectual Property Rights or Technology, other than Non-Negotiated Vendor Contracts and Contracts entered into by the Company in connection with the sales or non-exclusive licenses of Company Offerings;
(n)    any Contract required to be disclosed pursuant to Section 3.8;
(o)    any Contract pursuant to which the Company has acquired a business or entity, or substantially all of the assets of a business or entity, whether by way of merger, consolidation, amalgamation, plan or scheme of arrangement, purchase of stock, purchase of assets, license or otherwise;
(p)    any Contract with any Person with whom the Company does not deal at arm’s length;
(q)    any Contract that involves the sharing of profits with other Persons or the payment of royalties or referral fees to any other Person, excluding Non-Negotiated Vendor Contracts;

(r)    any Contract that relates to any interest rate or currency, swap, cap, collar or other derivative or hedging arrangement;
(s)    any Contract that contains an earn-out or other similar contingent payment or obligation that is not paid as of the Agreement Date (other than Company Employment Agreements or Company Employee Plans providing for bonus or commission payments that are disclosed on Schedule 3.16(h) of the Company Disclosure Letter); or
(t)    any Contract or subcontract to which any Governmental Authority, university, college other educational institution or research center is a party.
True, correct and complete copies of each Company Material Contract (including schedules, exhibits and amendments thereto) have been made available to Parent.
3.13    No Default; No Restrictions.
(a)    Each of the Company Material Contracts is in full force and effect. The Company is performing in all material respects all of the obligations required to be performed by it and is entitled to all of the benefits under, and is not alleged to be in default in respect of, and is not in material breach of, any Company Material Contract. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Company Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Company Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Company Material Contract except in the Ordinary Couse of Business, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Company Material Contract, or (D) the right to cancel or terminate, or modify, in any material respect, any Company Material Contract. The Company has not received any written or, to the Company’s Knowledge, oral notice or other communication regarding any material violation or breach of, or default under, or intention to cancel or modify, any Company Material Contract as of the date hereof.
(b)    Other than as disclosed pursuant to Section 3.12(f), the Company is not a party to, and no asset or property of the Company is bound or affected by, any judgment, injunction, order or decree, that restricts or prohibits the Company or, following the Effective Time, will restrict or prohibit the Surviving Corporation or Parent, from freely engaging in the Company Business or from competing anywhere in the world (including any judgments, injunctions, orders or decrees, restricting the geographic area in which the Company may sell, license, market, distribute or support any products, Intellectual Property Rights or Technology or provide services or restricting the markets, customers or industries that the Company may address in operating the Company Business or restricting the prices that the Company may charge for Company Intellectual Property Rights, Company Technology or Company Offerings (including most favored customer pricing provisions)), or includes any grants by the Company of exclusive rights or licenses, noncompetition rights, rights of refusal, rights of first negotiation or similar rights. Other than as disclosed pursuant to Schedule 3.13(b) of the Company Disclosure Letter, the Company is not restricted or limited by Contract from engaging in any line of business or from developing, making, selling, or offering for sale any product or Technology or from hiring or soliciting potential employees, consultants or independent contractors.

3.14    Intellectual Property.
(a)    Schedule 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Registered Company Intellectual Property Rights, and (ii) material unregistered Marks owned or purported to be owned by, or exclusively licensed to, the Company, in each case as of the Agreement Date. For each item of Registered Company Intellectual Property Rights, Schedule 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.
(b)    All necessary fees and filings with respect to any Registered Company Intellectual Property Rights have been timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect. There are no renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property Rights within 120 days after the Agreement Date. No issuance or registration obtained and no application filed by the Company for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. Neither the Company nor any of its Subsidiaries has claimed any status in the application for or registration of any Registered Company Intellectual Property Rights, including “small business status,” that would not be applicable to Parent and/or Surviving Corporation. Registered Company Intellectual Property Rights are, and, as of and immediately following the Closing, will be subsisting, enforceable, and, to the Company’s Knowledge, valid, and, to the Company Knowledge, there are no facts or circumstances that would render any Registered Company Intellectual Property Rights invalid or unenforceable.
(c)    The Company is the sole and exclusive owner of all right, title and interest in and to (i) all Registered Company Intellectual Property Rights and (ii) all other Company Intellectual Property Rights and Company Technology owned or purported to be owned by the Company as of the Agreement Date (clauses (i) and (ii) collectively, the “Owned Company IP”), free and clear of all Encumbrances. The Company has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of Owned Company IP. The Company has not (i) transferred to any Person ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or would have been, but for such transfer or grant, Company Intellectual Property Rights or (ii) permitted the rights of the Company or any of its Subsidiaries in any Intellectual Property Rights that are or were, at the time, material Company Intellectual Property Rights to lapse or enter into the public domain except where the Company has, in its reasonable business judgment, decided to permit such result. No Company Intellectual Property Rights or Technology are subject to any claim, proceeding or outstanding decree, order, judgment, or stipulation or Contract restricting in any material manner, the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property Rights or Technology. All Company Intellectual Property Rights and Company Technology that are not Owned Company IP (“Licensed IP”) are validly licensed to the Company pursuant to (A) Intellectual Property Licenses contained in the Contracts listed on Schedule 3.12(d) of the Company Disclosure Letter, (B) Open Source Software listed in Schedule 3.14(o) of the Company Disclosure Letter, or (C) Non-Negotiated Vendor Contracts that have been made available to Parent. The Company has (and will continue to have immediately following the Closing) valid and continuing rights (under such Contracts) to use, sell, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, sold, licensed and otherwise exploited by the Company, subject to the terms of the applicable Contracts.

(d)    All Owned Company IP is fully and freely transferable and assignable and may be transferred and assigned to Parent without restriction and without payment of any kind to any third Person.
(e)    The Owned Company IP and the Licensed IP constitute all of the Intellectual Property Rights and Technology that are used in or are necessary, and are sufficient, to enable the Company to conduct the Company Business, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Offering. For clarity, the only Company representations with respect to the actual or alleged infringement of any third party Intellectual Property are set forth in Section 3.14(i).
(f)    None of the Registered Company Intellectual Property Rights have been or are subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review), cancellation, or opposition proceeding.
(g)    Schedule 3.14(g) of the Company Disclosure Letter sets forth a true and correct list of all Intellectual Property Licenses granted expressly under Patents (i) from another Person to the Company, and (ii) from the Company to another Person in effect as of the Agreement Date.
(h)    Copies of the Company’s standard form(s) of non-disclosure agreement and the Company’s standard form(s), including attachments, of non-exclusive licenses of, or agreements to provide on a non-exclusive basis, Company Offerings to customers have been made available to Parent.
(i)    Neither the conduct of the Company Business nor any Company Offering (including the design, development, use, practice, offering, licensing, provision, import, branding, advertising, promotion, marketing, sale, distribution, making available, or other exploitation of any Company Offering) (i) has been or is infringing, misappropriating, diluting, using or disclosing without authorization, or otherwise violating (and, when conducted following the Closing in substantially the same manner, will not infringe, misappropriate, dilute, use or disclose without authorization, or otherwise violate) any Intellectual Property Rights of any third Person, or (ii) has been or is contributing to or inducing (and, when conducted following the Closing in substantially the same manner, will not contribute to or induce) any infringement, misappropriation, or other violation of any Intellectual Property Rights of any third Person, or (iii) has been or is constituting (and, when conducted following the Closing in substantially the same manner, will not constitute unfair competition or trade practices under the Laws of any relevant jurisdiction.
(j)    The Company has not received any written notice from any Person (i) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (ii) inviting the Company to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology. To the Company’s Knowledge, there is no basis for any Person to make any such allegation, invitation, or challenge. The Company is not in material violation of the terms of any Intellectual Property License.
(k)    To the Knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Owned Company IP, or Company Offering. The Company has not made any written or unwritten claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Company Intellectual Property Rights, Company Technology owned or purported to be owned by or exclusively licensed to the Company, or Company Offering.

(l)    Except as set forth on Schedule 3.14(l) of the Company Disclosure Letter, neither this Agreement nor the transactions contemplated by this Agreement, as a result of any Intellectual Property Licenses to which the Company is a party, will result in: (i) Parent, the Company or the Surviving Corporation granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to any of them (other than rights granted by the Company on or prior to the Closing Date under Intellectual Property Rights owned by the Company or any of its Subsidiaries as of the Closing Date) or being required to provide any source code for any Company Offering to any third Person, including as part of an escrow arrangement, (ii) Parent, the Company or the Surviving Corporation being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business (other than to the extent of covenants granted by the Company, with respect to Company, on or prior to the Closing Date under Contracts disclosed to Parent), or (iii) Parent, the Company or the Surviving Corporation being obligated to pay any royalties or other license fees with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby.
(m)    The Company has taken commercially reasonable measures to protect all Proprietary Information of the Company and all Proprietary Information of any third Person in the Company’s possession or control, or to which the Company has access, with respect to which the Company has a confidentiality obligation. No such Proprietary Information has been authorized to be disclosed or has been actually disclosed to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such Proprietary Information. Each current and former employee, contractor, director, and consultant of the Company that has been involved in the authorship, invention, creation, conception or other development of any Company Technology has entered into an enforceable written non-disclosure and invention assignment Contract with the Company that effectively and validly assigns to the Company all Intellectual Property Rights and Technology authored, invented, created, conceived, or otherwise developed by such employee, contractor, director, or consultant in the scope of his, her or its employment or engagement with the Company (an “Invention Assignment Agreement”) in the form(s) made available to Parent prior to the Agreement Date. No current or former employee, contractor, director, or consultant of the Company has (i) excluded any Technology (or any Intellectual Property Rights in or to any Technology) authored, invented, created, conceived, or otherwise developed prior to his or her or its employment or engagement with the Company from his or her or its assignment of inventions pursuant to such Person’s Invention Assignment Agreement, (ii) failed to affirmatively indicate in such Invention Assignment Agreement that no Technology authored, invented, created, conceived, or otherwise developed by him or her or it prior to his or her or its employment or engagement with the Company exists, (iii) alleged, to the Company or, to the Knowledge of the Company, any third Person, ownership or other exclusive rights by such employee, contractor, director, or consultant in any Technology authored, invented, created, conceived or otherwise developed by such employee, contractor, director, or consultant in the scope of his, her or its employment or engagement with the Company, or (iv) failed to effectively waive all moral rights held by such employee, contractor, director, or consultant in any Technology authored, invented, created, conceived or otherwise developed by such employee, contractor, director, or consultant in the scope of his, her or its employment or engagement with the Company in favor of the Company.
(n)    Schedule 3.14(n) of the Company Disclosure Letter sets forth a true and correct list of all third party Software (other than Open Source Software listed in Schedule 3.14(o) of the Company Disclosure Letter) that is (i) incorporated or embedded in or linked or bundled with any Company Software or (ii) except for Software licensed under Non-Negotiated Vendor Contracts, otherwise used by the Company in the Company Business (and, for each item required to be listed in subschedules (i) or (ii), the name of the licensor or owner of the Software and the Contract under which Software is licensed). None of the source code or related materials for any Company Software has been licensed by Company or provided by Company to, or to the Company’s Knowledge, used or accessed by, any Person other than employees, directors, consultants and contractors of the Company who have entered into written confidentiality obligations with the Company with respect to such source code or related materials. The Company is not a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Company Software, or that will otherwise result in will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Offering to any Person.
(o)    Schedule 3.14(o) of the Company Disclosure Letter sets forth a list of all Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed or made available with, or used in the delivery or provision of any Company Software or any Company Offering, and accurately describes (i) Company Software or Company Offerings (if any) to which each such item of Open Source Software relates, as well as (ii) the manner in which such Open Source Software was incorporated, linked or otherwise used, including, without limitation, (a) whether the Open Source Software is or has been modified and/or distributed by or on behalf of the Company and (b) whether (and if so, how) such Open Source Software was incorporated into or linked in any Company Software or Company Offering. Schedule 3.14(o) of the Company Disclosure Letter also lists (or provides a link to) the applicable license for each such item of Open Source Software. The Company complies in all material respects with all license terms applicable to any item of Open Source Software disclosed, or required to be disclosed, in this Section 3.14(o) of the Company Disclosure Letter.
(p)    No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed or made available with or used in the delivery or provision of any Company Software or any Company Offering, in each case, in a manner that (i) subjects any Company Software to any Copyleft License or that requires or purports to require the licensing of any Company Intellectual Property Rights, or any portion of any Company Offering other than such unmodified Open Source Software, for the purpose of making derivative works, (iii ) requires or purports to require the disclosure or distribution in source code form of any Company Intellectual Property Rights, including any portion of any Company Offering other than such unmodified Open Source Software, (iv) imposes any restriction on the consideration to be charged for the distribution of any Company Intellectual Property Rights, or (v) creates obligations for the Company with respect to Company Intellectual Property Rights or grants to any third Person, any rights or immunities under Company Intellectual Property Rights.
(q)    Schedule 3.14(q) of the Company Disclosure Letter includes a list of know and unresolved material bugs in the Company Software based on the Company’s internal classification system. The Company uses commercially standard methods (including anti-virus scans) designed to ensure that none of the Company Software or Company Offerings contains any material Contaminants. Except in accordance with the applicable privacy policies of the Company and Laws, none of the Company Software or the Company Offerings (i) sends information of a user to another unrelated Person without the user’s consent (other than to other permitted users or administrators of the user’s account), or (ii) employs a user’s Internet connection without such user’s knowledge to gather or transmit information regarding such user or such user’s behavior. To the Company’s Knowledge, there are no bugs, errors or defects in Company Offerings or Company Intellectual Property which do, or may reasonably be expected to, adversely affect the value, functionality or fitness of the intended purpose of such Company Offering or Company Intellectual Property Rights or that would reasonably be expected to adversely affect the Company’s ability to perform any of its contractual obligations. Further, there are no unresolved warranty claims asserted against the Company or any of its customers or distributors related to Company Offerings or Company Intellectual Property Rights; and the Company has not been and is not required to recall any Company Offerings under Applicable Law.

(r)    (i) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Owned Company IP, and (ii) no Governmental Authority or any university, college, other educational institution or research center owns, purports to own, has any other rights in or to (including through any Intellectual Property License), or has any option to obtain any rights in or to, any Owned Company IP. No employee of the Company who has been involved in the creation or development of any Technology or Intellectual Property Rights for the Company, or have had access to such Technology or Intellectual Property Rights, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company. Without limiting the foregoing, there are no current or contingent usage rights, march-in rights, manufacturing restrictions or other rights of any governmental entity in or to any Company Intellectual Property Rights, or in or to any other Intellectual Property Rights that are either used by or for the Company or that are otherwise necessary to conduct the business of the Company as currently conducted and currently contemplated to be conducted.
(s)    The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any right of the Company to own, use, practice or otherwise exploit any Company Intellectual Property Rights or Company Technology. Except as set forth on Schedule 3.14(s) of the Company Disclosure Letter, neither this Agreement nor the transactions contemplated by this Agreement, as a result of any Contract to which the Company is a party or by which it is bound, or as a result of any judgments, rulings or orders by which it is bound, result (or purport to result) in the transfer or grant by the Company or Parent or any of its Affiliates to any Person of any ownership interest or any Intellectual Property License with respect to any Company Intellectual Property Rights or Company Technology or any Intellectual Property Rights or Technology of Parent or any of its Affiliates).
(t)    The Company has provided accurate and complete disclosures with respect to its privacy policies and privacy practices, including providing any type of notice and obtaining any type of consent required by Privacy Laws applicable to the Company. Such disclosures have not contained any material omissions related to the privacy policies and privacy practices of the Company.
(u)    The Company has at all times (i) complied in all respects with all applicable Privacy Laws, and all similar consumer protection or privacy laws applicable to Company relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including the transfer by or on behalf of the Company of Personal Information or User Data from the European Economic Area to any jurisdiction in respect of which the European Commission has not issued an adequacy decision) of Personal Information (including employee data) or User Data, and (ii) complied with all of the Company’s policies regarding privacy and data security, including (A) all privacy policies and similar disclosures published on the Company Web Sites or otherwise communicated in writing to employees, users of any Company Web Site, Company Offering or Company Software and other third parties, (B) any notice to or consent from the provider or subject of Personal Information or User Data, (C) any contractual commitment made by the Company with respect to such Personal Information and User Data, and (D) any privacy policy otherwise made available by the Company to the Persons to whom the Personal Information or User Data relates.
(v)    Schedule 3.14(v) of the Company Disclosure Letter identifies all categories of Personal Information and User Data collected by the Company and sets forth all places, whether physical or electronic, where Personal Information and User Data is stored.
(w)    The Company has taken organizational, physical, administrative and technical measures required by Privacy Laws consistent with standards prudent in the industry in which the Company operates, any existing contractual commitment made by the Company that is applicable to Personal Information or User Data, any written policy adopted by the Company, including the Company’s privacy policy published or otherwise made publicly available by the Company to the Persons to whom the Personal Information or User Data relates, and the Company’s information security program that are designed to protect (i) the integrity, security and operations of the IT Systems, and (ii) any of the IT Systems, transactions executed thereby, data owned by the Company or provided by the Company’s customers, and Personal Information and User Data against loss and against damage, accidental loss or destruction, unauthorized or unlawful access, use, modification, disclosure or other misuse. The Company has implemented reasonable procedures, satisfying the requirements of applicable Privacy Laws, designed to detect data security breaches and unauthorized access or unauthorized use of the IT Systems, Personal Information, User Data, and data owned by the Company or provided by the Company’s customers, including by its employees, independent contractors, consultants and third party service providers that have access to Personal Information or User Data.
(x)    Except for disclosures of information required by Law, authorized by the provider of Personal Information or User Data, or provided for in the Contracts listed in Schedule 3.14(x) of the Company Disclosure Letter, the Company has not shared, sold, rented or otherwise made available, and is not sharing, selling, renting or otherwise making available, to third parties any Personal Information or User Data.
(y)    In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information or User Data collected, held, or controlled by or on behalf of the Company, the Company has contractually obligated any such third party to (i) comply with applicable Privacy Laws with respect to Personal Information and User Data, (ii) act only in accordance with the instructions of the Company, (iii) take appropriate steps to protect and secure Personal Information and User Data from unauthorized disclosure, (iv) restrict use of Personal Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement, and (v) certify or guarantee the return or adequate disposal or destruction of Personal Information and User Data.
(z)    The transfer of Personal Information and User Data in connection with the transactions contemplated by this Agreement will not violate any Privacy Laws applicable to Company or the privacy policies of the Company. The Company is not subject to any contractual requirements or other Laws that, following the Closing, would prohibit the Company or Parent from receiving or using Personal Information or User Data in the manner in which the Company receives and uses such Personal Information or User Data prior to the Closing.
(aa)    The Company has sufficient rights in and to all Company Data as reasonably necessary to conduct the Company Business as currently conducted. Without limiting the representation set forth in Section 3.14(z) above, the Company has all rights necessary to authorize the Parent to use all Company Data on an aggregated and anonymized basis.
(bb)    There have not been any actual or alleged incidents of, or third party claims or Actions related to data security breaches, unauthorized access or use of any of the IT Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or User Data or data owned by the Company or provided by the Company’s customers, and to the Knowledge of the Company there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. The Company has not notified, nor been required to notify, any Person of any information security breach or incident involving Personal Information or User Data. The Company has not received any correspondence relating to, or notice of any Actions, claims, investigations or alleged violations of, Laws with respect to Personal Information or User Data from any Person, there is no such ongoing Action, claim, investigation or allegation, and, to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such Action, claim, investigation or allegation.
(cc)    The Company does not receive and has not received any Protected Health Information subject to the Health Insurance Portability Act of 1996 (“HIPAA”), has not entered into any HIPAA business associate agreements, and is not otherwise regulated under HIPAA or any contractual obligations related thereto.
3.15    Compliance with Laws.
(a)    The Company is in compliance in all material respects with, and has at all times since January 1, 2012, complied in all material respects with, all Laws.
(b)    The Company holds all permits, licenses and approvals from, and has made all filings with, Governmental Authorities that are legally required to be held to conduct the Company Business without any material violation of Law (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Since January 1, 2013, the Company has not received any written notice or other written communication, or to the Knowledge of the Company, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of Law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.
(c)    All materials, products and services distributed or marketed by the Company have at all times made all material disclosures to users or customers required by Law, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.
3.16    Employees, ERISA and Other Compliance.
(a)    The Company has made available to Parent a list of all current employees of the Company as of the Agreement Date, and for each such employee, his or her: (i) job position, (ii) classification as full-time, part-time or seasonal, (iii) classification as exempt or non-exempt, (iv) hourly rate of compensation or base salary (as applicable), (v) total 2016 compensation and expected 2017 compensation, (vi) actual incentive compensation for 2016 (commission and/or bonus, as applicable) and target incentive compensation for 2017 (commission and/or bonus, as applicable), (vii) any other compensation or allowance, (viii) vacation accrual rate, (ix) accrued but unused vacation, (x) average hours of work per week (for non-exempt and part-time employees), (xi) visa type (if any), (xii) commencement date of employment with the Company, (xiii) work location, and (xiv) leave status (including anticipated return to work date). The Company has made available to Parent a list of all independent contractors of the Company as of the Agreement Date, and for each such independent contractor, his or her: (A) total 2016 compensation and expected 2017 compensation (including all payments or benefits of any type received to date), (B) commencement date with the Company or any Affiliate of the Company, (C) service location; and (D) whether engaged directly or through a third party.
(b)    To the Knowledge of the Company, (i) Company has correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and other Laws; (ii) all employees of the Company are, and have been since their respective start of employment by the Company, legally permitted to be employed by the Company in the jurisdiction in which such employee is employed in their current job capacities for the maximum period permitted by Law; and (iii) all independent contractors providing services to the Company have been properly classified as independent contractors for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other Laws. The Company does not have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of Proprietary Information or assignment of inventions).
(c)    The Company and each of its ERISA Affiliates: (i) are, and at all times have been, in compliance in all material respects with all Laws respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, including the health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and any similar provisions of state Law, (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or consultants of the Company, (iii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any Law, and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations for employees of the Company (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of the Company, threatened Actions against the Company or any of its Affiliates under any worker’s compensation policy or long-term disability policy.
(d)    The Company is not now, nor has it ever been, subject to a union organizing effort. The Company is not subject to any collective bargaining agreement with respect to any of its employees, subject to any other Contract with any trade or labor union, employees’ association or similar organization, or subject to any current labor disputes. To the Knowledge of the Company, no employee of the Company currently intends to terminate his or her employment with the Company and no employee of the Company has received an offer to join a business that may be competitive with the Company Business.
(e)    The Company has not been a party to any Action, or received written notice of any threatened Action, in which the Company was, or is, alleged to have violated any Contract or Law relating to employment, including equal opportunity, discrimination, retaliation, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees.
(f)    In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of the Company and the Company has not been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.
(g)    To the Knowledge of the Company, no employee or consultant of the Company is in violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by or to render services to the Company or to use Proprietary Information of others, and the employment of any employee or engagement of any consultant by the Company does not subject them to any Liability to any third party.
(h)    Schedule 3.16(h) of the Company Disclosure Letter contains an accurate and complete list as of the Agreement Date of each Company Employee Plan and each Company Employee Agreement (each, a “Company Benefit Arrangement” and collectively, the “Company Benefit

Arrangements”); provided that the Company shall not be required to list any Company Employee Agreement or other Contract that materially conforms to the Company’s standard forms of offer letters or employment agreements made available to Parent. None of the Company or any of its Affiliates intends to or has committed to establish or enter into any new Company Benefit Arrangement, or to modify or terminate any Company Benefit Arrangement (except to conform any such Company Benefit Arrangement to the requirements of any Law, in each case as previously disclosed to Parent in writing or as required by this Agreement). Schedule 3.16(h) of the Company Disclosure Letter separately identifies each Company Employee Plan that is not subject to United States Law maintained primarily in respect of any current or former employees, contractors or directors of the Company who are located outside of the United States (a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable to each Foreign Benefit Plan.
(i)    The Company has made available to Parent: (i) true, correct and complete copies of each Company Employee Plan, including all amendments thereto and all related trust documents, insurance contracts and other funding arrangements, (ii) the three most recent annual reports (Form Series 5500 and all schedules and audited financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summaries of modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all written correspondence provided to any current or former employee, independent contractor or director of the Company or any of its Affiliates relating to any Company Employee Plan and any proposed Company Employee Plan set forth on Schedule 3.16(h) of the Company Disclosure Letter, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which are outside of the Ordinary Course of Business and that would result in any Liability to the Company, (vii) all correspondence to or from any Governmental Authority relating to any Company Employee Plan, (viii) all insurance policies in the possession of the Company or any of its Affiliates pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, and (ix) written summaries of any non-written Company Employee Plan.
(j)    Each Company Employee Plan has been established, operated and maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Law that is applicable to such Company Employee Plan, including ERISA and the Code. The Company has performed all obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and there are no defaults or violations by any other party to, the terms of any Company Employee Plan. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, nothing has occurred with respect to the operation of the Company Employee Plan that could reasonably be expected to cause the loss of such qualification or exemption. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred or could reasonably be expected to occur with respect to any Company Employee Plan. There is no claim, suit, administrative proceeding, action or other litigation pending, or, to the Knowledge of the Company, threatened (other than routine claims for benefits), against any Company Employee Plan, the assets of any Company Employee Plan, the plan sponsor or administrator of any Company Employee Plan, or the fiduciary of any Company Employee Plan with respect to the operation thereof. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without Liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses). There is no audit, inquiry, administrative proceeding, or action pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, or any other Governmental Authority with respect to any Company Employee Plan. None of the Company or any ERISA Affiliate has ever incurred any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. No Company Employee Plan shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.
(k)    None of the Company or any of its current or former ERISA Affiliates has ever maintained, established, sponsored, participated in, or contributed to any: (i) pension plan subject to Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, (iv) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, (v) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (vi) a funded welfare plan within the meaning of Section 419 of the Code, or (vii) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. The Company has never maintained, established, sponsored, participated in or contributed to, any Company Employee Plan in which stock of the Company is or was held as a plan asset.
(l)    All contributions due from the Company with respect to any of the Company Employee Plan have been made or have been accrued on the Company Balance Sheet, and no further contributions shall be due or are required to be accrued thereunder as of the Closing Date (other than contributions accrued in the Ordinary Course of Business, after the Balance Sheet Date as a result of the operations of the Company after the Balance Sheet Date). All claims as of the Closing Date made under any self-insured Company Employee Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (whether or not subject to ERISA) have been paid or, if not paid, will be timely paid by the Company.
(m)    The Company has never had, nor will it have, any Liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.
(n)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under, any Company Employee Plan that would increase the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof during the calendar year 2017 (other than increased insurance premiums), except any such amendments that are required under Law.
(o)    Unless otherwise indicated in Schedule 3.16(o) of the Company Disclosure Letter, the Company is not a party to any Company Benefit Arrangement: (i) with any current or former employee, consultant or advisor of the Company (A) the payments or benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company in the nature of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, (B) providing any term of employment or compensation guarantee or limiting the right to merge, amend or terminate any Company Benefit Arrangement, or (C) providing severance payments or benefits or other payments or benefits after the termination of employment of such employee (including death or medical benefits, whether or not insured, with respect to any former or current employer or any spouse or dependent of any such employee) regardless of the reason for such termination of employment other than as required by COBRA (or similar state Laws) or other Law (including statutory severance or notice payments), or (ii) the payments or benefits of which shall be increased, or the vesting of payments or benefits of which shall be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement, or any event subsequent to the Merger, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. The Company does not have any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (x) for which the Company has established a reserve for such amount on the Company Balance Sheet and (y) pursuant to Contracts entered into after the Balance Sheet Date and disclosed on Schedule 3.16(o) of the Company Disclosure Letter.
(p)     (i) Each Foreign Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Benefit Plan have been paid in full, (iii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Agreement Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and (iv) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
(q)    No contribution notice or financial support direction has been issued to the Company under the UK Pensions Act 2004, and there are no circumstances which could give rise to the issuing to the Company of such a contribution notice or a financial support direction.
(r)    The Company does not have any obligation in respect of the provision of an early retirement benefit or an enhanced pension on redundancy as a result of the operation of the Acquired Rights Directive (2001/23/EC).
(s)    No assurance or promise (oral or written) has been made or given to a current or former employee or officer of the Company of any particular level or amount of any ordinary wages, salary, commissions, cash bonuses or other cash compensation or benefits to be provided for or in respect of such employee on retirement, death or leaving service or any guaranteed investment return on contributions paid to the Foreign Benefit Plan.
(t)    The Company has received, from each employee or former employee of the Company who holds stock that is subject to a substantial risk of forfeiture as of the Agreement Date, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and, to the Company’s Knowledge, such elections were validly made and filed with the IRS in a timely fashion.
3.17    Books and Records.
(a)    The Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records of the Company (collectively, the “Books and Records”) that are true, correct and complete and accurately and fairly reflect, in each case in all material respects, the business activities of the Company. At the Closing, the minute books and other Books and Records of the Company will be in the possession of the Company.

(b)    The minute books of the Company made available to Parent accurately and adequately reflect in all material respects all action previously taken by the stockholders, the board of directors and committees of the board of directors of the Company since January 1, 2015.
(c)    Schedule 3.17(c) of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature as of the Agreement Date and the names of all Persons authorized to draw thereon or make withdrawals therefrom.
(d)    The Company has in place systems and processes (including the maintenance of proper books and records) customary for companies at the same stage of development of the Company, which systems and processes are designed to (i) provide reasonable assurances regarding the reliability of financial statements, (ii) provide reasonable assurances that transactions are executed by the Company in accordance with management’s general or specific authorization and, (iii) in a timely manner accumulate and communicate to the Company’s officers the type of information that would be required to be disclosed in the Company’s Financial Statements.
3.18    Insurance. The Company maintains the policies of insurance and bonds set forth on Schedule 3.18 of the Company Disclosure Letter as of the Agreement Date, which include all legally required workers’ compensation and other insurance, correct and complete copies of which have been made available to Parent. Schedule 3.18 of the Company Disclosure Letter sets forth the name of the insurer as of the Agreement Date under each such policy and bond, the type of policy or bond, policy number and the term and amount of coverage thereunder. As of the Agreement Date, there is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policy or bond. All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect as of the Agreement Date, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.
3.19    Environmental Matters. The Company is in compliance with all Environmental Laws, which compliance includes the possession by the Company of all material Governmental Permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. The Company has never received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by the Company with any current Environmental Law in the future.
3.20    Customers and Suppliers.
(a)    The Company Offerings or services are only provided to Significant Customers under the terms of the warranty described in Schedule 3.20(a) of the Company Disclosure Letter.
(b)    Schedule 3.20(b)(i) of the Company Disclosure Letter sets forth a list of all current customers of the Company as of the Agreement Date (each a “Company Customer”). As of the Agreement Date, none of the Company Customers has terminated or cancelled its relationship with the Company. All Company Customers are current in their payment of invoices and the Company does not have any material disputes with any Company Customer that arose and remained unresolved. Schedule 3.20(b)(ii) of the Company Disclosure Letter sets forth the top 150 customers of the Company based on payments received or due over the 12 complete calendar months ended July 31, 2017 (each a “Significant Customer”). Since January 1, 2016, the Company has not received any written or, to the Knowledge of the Company, oral notice from any Significant Customer that such customer will not continue as a customer, as the case may be, of the Company (or the Surviving Corporation or Parent) or that such customer intends to terminate, breach or request a material modification to existing Contracts with the Company (or the Surviving Corporation or Parent). None of the Company Offerings have been returned by any such Significant Customer except for normal warranty returns consistent with past history and such returns that would not result in a reversal of any material amount of revenue by the Company.
(c)    Schedule 3.20(c) of the Company Disclosure Letter sets forth the top 25 vendors and suppliers of technical products and services to the Company based on amounts paid or payable by the Company to such suppliers from January 1, 2017 through July 31, 2017 (each, a “Significant Supplier”). The Company is current in its payments to all Significant Suppliers and the Company, as of the Agreement Date, does not have any material dispute concerning Contracts with or products and/or services provided by any Significant Supplier that remain unresolved. Since January 1, 2016, the Company has not received any written or, to the Knowledge of the Company, oral notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) or that such supplier intends to terminate, breach or not renew existing Contracts with the Company (or the Surviving Corporation or Parent). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company Business, and the Company has no Knowledge of any reason why the Company would not continue to have such access on commercially reasonable terms.
3.21    Accounts Receivable. Schedule 3.21 of the Company Disclosure Letter sets forth an accurate and complete aging of the Company’s accounts receivable as of July 31, 2017. All such accounts receivable derive from bona fide sales transactions entered into in the Ordinary Course of Business and are payable on the terms and conditions set forth in the applicable Contract. Schedule 3.21 of the Company Disclosure Letter sets forth such amounts of accounts receivable as of the Agreement Date that are subject to asserted claims by, and any other disputes with, any customers, and the amounts of such claims.
3.22    Anti-Money Laundering Laws. The Company is, and has always been, in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the United Kingdom Proceeds of Crime Act 2002 and all other applicable anti-money laundering and counter terrorist financing Laws, and has established policies, procedures and internal controls designed to ensure compliance with such Laws.
3.23    Anti-Corruption and Anti-Bribery Laws.
(a)    None of the Company, any of its directors, officers, agents, employees, consultants or other representatives, and any other Person acting on behalf of the Company, has, directly or indirectly, in connection with the conduct of any activity of the Company:
(i)    made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Foreign Government Official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of (A) influencing any act or decision of such Foreign Government Official, candidate, party or campaign or any official of such party or campaign, (B) inducing such Foreign Government Official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage;

(ii)    paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature;
(iii)    made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;
(iv)    established or maintained any unlawful fund of corporate monies or other properties;
(v)    created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or
(vi)    otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. (“FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”) or any other applicable anti-corruption or anti-bribery Law.
(b)    For purposes of this Section 3.23, “Foreign Government Official” means any officer or employee of a Governmental Authority or an Affiliate thereof (including any sovereign wealth fund) or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or an Affiliate thereof, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.
3.24    Trade Compliance.
(a)    The Company has at all times conducted its export, import and related transactions in all material respects in accordance with (i) all applicable U.S. export, re-export, import, anti-boycott, data protection and Privacy Laws and regulations, including the Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations, and (ii) all other applicable import and export controls and data protection and Privacy Laws and regulations in the other countries in which the Company conducts business.
(b)    The Company has obtained, and is in compliance in all material respects with, all material export licenses and other material consents, authorizations, waivers, approvals, and orders, and has made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority, and has met the requirements of any license exceptions or exemptions, as required in connection with (i) the export and re-export of products, services, Software or other Technology, and (ii) releases of technical data, Software or other Technology to foreign nationals located in the United States and abroad (“Export Approvals”).
(c)    The Company is in compliance in all material respects with the terms of all applicable Export Approvals.
(d)    There are no pending or, to the Knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosure or other claims against the Company with respect to Export Approvals.
(e)    There are no actions, conditions or circumstances pertaining to the Company’s export, import and related transactions that may give rise to any future inquiries, investigations, enforcement actions, voluntary disclosures or other claims.

(f)    No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.
(g)    The Company has not exported or re-exported to any countries subject to U.S. embargo or trade sanctions or to entities identified on any U.S. governmental export exclusion lists, including the Denied Persons List, Entity List, and Specially Designated Nationals List.
(h)    None of the Company, any of its respective officers, directors, employees, advisors, agents, representatives, consultants and any other Person acting on behalf of the Company (i) is a Person with whom transactions are prohibited or limited under any economic sanctions Laws, including those administered by any U.S. Governmental Authority (including the Office of Foreign Assets Control), the United Nations Security Council, the European Union or Her Majesty’s Treasury, or (ii) within the last five years, has violated any economic sanctions Laws. The Company has not, within the last five years, made any voluntary disclosures to U.S. Governmental Authorities under U.S. economic sanctions Laws, been the subject of any governmental investigation or inquiry regarding compliance with such Laws or been assessed any fine or penalty under such Laws.
3.25    Corporate Documents. The Company has made available true, correct and complete (and, where applicable, executed copies of) all documents listed, or required to be listed, in the Company Disclosure Letter (including any Schedule thereto).
3.26    Transaction Fees. Except as set forth on Schedule 3.26 of the Company Disclosure Letter, none of the Company or any of its Affiliates is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.
3.27    Exclusivity of Representations and Warranties. Except as set forth in this Agreement, neither the Company nor any Company Representative on behalf of the Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of the Company or the Company Business, and any other such representations and warranties are hereby expressly disclaimed; provided, that, notwithstanding anything in this Section 3.27 or elsewhere in this Agreement to the contrary, nothing in this Agreement shall limit, restrict or waive in any manner, or be used as a defense against, the right of any Indemnified Party to (i) rely on and enforce the representations, warranties, covenants and agreements contained in this Agreement or in any other Company Ancillary Agreement as set forth herein and therein, or (ii) pursue any claim for fraud, intentional misrepresentation, willful misconduct or willful breach.
3.28    Disclosure. To the Knowledge of the Company, no representation or warranty or other statement made by the Company in Article 3 of this Agreement, in the Company Disclosure Letter or in the Company Certificates contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article 4 are true and correct on and as of the Agreement Date and shall be true and correct as of immediately prior to the Closing:

4.1    Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform its respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.
4.2    Power, Authorization and Validity.
(a)    Power and Authority. Parent has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Parent Ancillary Agreements and to consummate the Merger. The execution, delivery and performance by Parent of this Agreement, each of the Parent Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Parent. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements and to consummate the Merger, subject to any required approval of Merger Sub’s sole stockholder. The execution, delivery and performance by Merger Sub of this Agreement, each of the Merger Sub Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.
(b)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other Person, governmental or otherwise, is necessary or required to be made or obtained by Parent or Merger Sub to enable Parent and Merger Sub to lawfully execute and deliver, enter into, and perform its obligations under this Agreement, each of the Parent Ancillary Agreements and each of the Merger Sub Ancillary Agreements or to consummate the Merger, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Parent or Merger Sub would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) any filings required to be made by Parent pursuant to the HSR Act and any other applicable antitrust Laws.
(c)    Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub. This Agreement and each of the Parent Ancillary Agreements are, or when executed by Parent shall be, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements are, or when executed by Merger Sub shall be, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, subject to the effect of (A) applicable bankruptcy, insolvency, reorganization, moratorium or other similar

Laws now or hereafter in effect relating to rights of creditors generally and (B) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
4.3    No Conflict. Neither the execution and delivery of this Agreement, any of the Parent Ancillary Agreements or any of the Merger Sub Ancillary Agreements by Parent or Merger Sub, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a breach, impairment, violation of or an acceleration of an obligation or loss of material benefit, or constitute a default under (a) any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, each as currently in effect, or (b) any Law applicable to Parent, Merger Sub or any of their respective material assets or properties, except in the case of clause (b) where such conflict, breach, impairment, violation or default would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.
4.4    Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no Liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement and agreements with respect to the appointment of registered agents and similar matters.
4.5    Reliance. In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates or representatives, Parent and Merger Sub and their respective Affiliates and representatives have received from the Company and the Company Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and the Company Business. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company, or any of its Affiliates, representatives or any other Person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Notwithstanding anything in this Section 4.5 or elsewhere in this Agreement to the contrary, nothing in this Agreement shall limit, restrict or waive in any manner, or be used as a defense against, the right of any Indemnified Party to (i) rely on and enforce the representations, warranties, covenants and agreements contained in this Agreement or in any other Company Ancillary Agreement as set forth herein and therein, or (ii) pursue any claim for fraud, intentional misrepresentation, willful misconduct or willful breach.
ARTICLE 5
COMPANY COVENANTS
During the time period from the Agreement Date until the earlier to occur of (x) the Effective Time or (y) the termination of this Agreement in accordance with the provisions of Article 8, the Company covenants and agrees with Parent as follows:
5.1    Advise of Changes. The Company shall promptly advise Parent in writing of (a) the occurrence or non-occurrence of any event that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate at or prior to the Closing, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement, (c) any Material Adverse Change in the Company, or (d) any change, event, circumstance, condition or effect that would result, or reasonably be expected to result, in a Material Adverse Effect on the Company or cause any of the conditions set forth in Section 7.2 not to be satisfied; provided, however, that the delivery of any notice by the Company pursuant to this Section 5.1 shall not be deemed to amend or supplement the Company Disclosure Letter and shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit the right of Parent or any Indemnified Party to indemnification, compensation or reimbursement under Article 9, or any right of Parent to claim a failure of a condition to Closing set forth in Section 7.1 or 7.2, as applicable, with respect to any matters disclosed pursuant to this Section 5.1; provided, further, that the Company’s unintentional failure to give notice under this Section 5.1 shall not be deemed to be a breach of covenant under this Section 5.1 but instead shall constitute only a breach of the underlying representation or warranty or covenant or obligation, as the case may be.
5.2    Maintenance of Business.
(a)    The Company shall use commercially reasonable efforts to carry on and preserve the Company Business (as presently conducted and as proposed by the Company to be conducted as of the Agreement Date) and its business relationships with users, customers, advertisers, suppliers, employees and others with whom the Company has contractual relations. The Company shall promptly notify Parent of the resignation or other termination of its relationship with any employee or consultant of the Company. If so requested by Parent, the Company shall exercise commercially reasonable efforts to cooperate with Parent in facilitating an orderly and smooth transition of such relationships to Parent upon the consummation of the Merger.
(b)    The Company shall (i) pay all of its debts and Taxes when due (other than any Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the Company Financial Statements) and (ii) pay or perform its other liabilities in the Ordinary Course of Business.
(c)    The Company shall use commercially reasonable efforts to ensure that each Contract to which the Company is a party that is entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger.
(d)    The Company shall use commercially reasonable efforts to continue to collect accounts receivable and pay accounts payable with respect to the Company Business in the Ordinary Course of Business.
(e)    The Company shall (i) ensure that all necessary fees and filings with respect to any Registered Company Intellectual Property Rights are timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect, (ii) not act, or fail to act, in each case, in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property Rights, and (iii) not otherwise assign, transfer, or dispose of any Company Intellectual Property Rights.
(f)    Except as contemplated by this Agreement or as provided in Schedule 5.2(c) of the Company Disclosure Letter, the Company shall not, without Parent’s prior written consent, accelerate the payment of any commissions, cash bonuses or other cash compensation (other than ordinary wages, salary or scheduled commissions) to any of its directors, officers, employees or consultants.

5.3    Conduct of Business. The Company shall continue to conduct the Company Business in the Ordinary Course of Business and, notwithstanding the foregoing, the Company shall not, without Parent’s prior written consent, or except as specifically set forth on Schedule 5.3 of the Company Disclosure Letter, take any action that, if taken after the Balance Sheet Date but before the execution of this Agreement, would be required to be disclosed in the Company Disclosure Letter pursuant to Section 3.11. Parent acknowledges and agrees that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time and (b) prior to the Effective Time, but subject to applicable Law, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
5.4    Regulatory Approvals. The Company shall, as promptly as reasonably practicable after the execution of this Agreement, execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement. Without prejudice to the foregoing, the Company shall make all filings required of it under the HSR Act (which filings shall request early termination of the waiting period under the HSR Act) or any other antitrust Law with respect to the transactions contemplated hereby as promptly as reasonably practicable (but no later than five (5) business days after the date of this Agreement) and shall comply as soon as reasonably practicable and to the extent necessary with any reasonable request for additional information, documents or other materials received from the Federal Trade Commission or Department of Justice or any other Governmental Authority acting pursuant to its antitrust authority. The Company shall use reasonable best efforts to obtain, and to cooperate with Parent and Merger Sub to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents. The Company shall as promptly as reasonably practicable inform Parent of any substantive communication between the Company and any Governmental Authority regarding any of the transactions contemplated hereby, and provide a copy of such substantive communication if it is in writing. If the Company or any of its Affiliates receives any reasonable formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall consult with and cooperate with Parent in advance of any such written or oral communication to any Governmental Authority, and shall not participate in any substantive meeting or discussion with any Governmental Authority in respect of investigation or inquiry concerning the transactions contemplated hereby unless it consults with Parent in advance and, except as prohibited by applicable Law or Governmental Authority, gives Parent the opportunity to attend and participate thereat. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to Parent under this Section 5.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The Company shall use reasonable best efforts to resolve questions or objections, if any, of any Governmental Authority.
5.5    Approval of Company Stockholders.
(a)    Within one (1) hour following the execution and delivery of this Agreement, the Company shall deliver a true, correct and complete executed copy of the Stockholder Consent, evidencing the adoption of this Agreement and the Stockholder Approval of the Merger and the other matters set forth in such Stockholder Consent.

(b)    As soon as reasonably practicable, the Company will prepare and cause to be delivered to the Company Stockholders an information statement (the “Information Statement”), which shall (i) provide notice of the adoption of this Agreement to the Company Stockholders who have not executed the Stockholder Consent, pursuant to and in accordance with applicable provisions of the DGCL and, if applicable, the CGCL, and (ii) provide the requisite notice of appraisal rights and dissenters’ rights under the DGCL and, if applicable, the CGCL. The Company will give Parent and its representatives reasonable opportunity to review and comment on the Information Statement (but in no event less than two Business Days) prior to the distribution of the Information Statement and the Company will consider in good faith any comments that Parent or its representatives have with respect to the Information Statement. The Company shall promptly inform Parent of the date on which the Information Statement was sent.
(c)    The board of directors of the Company shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement. The Information Statement and any other disclosure document distributed to the Company Stockholders in connection with the Merger shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement. Subject to applicable Law (including Laws with respect to fiduciary duties), neither the board of directors of the Company nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any inquiry, offer or proposal from any Person (other than Parent) for, regarding or concerning any Alternative Transaction (an “Acquisition Proposal”) other than the Merger, (ii) withdraw or modify or propose to withdraw or modify in a manner adverse to Parent or Merger Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (iii) approve, enter into, or permit or cause the Company to enter into, any letter of intent, agreement in principle, acquisition agreement or other similar Contract or instrument related to any Acquisition Proposal, or (iv) resolve or announce its intention to do any of the foregoing.
(d)    To the extent that any “disqualified individual” with respect to the Company or any of its Affiliates (within the meaning of Section 280G(c) of the Code and the regulations thereunder) would receive any payment or benefit that would reasonably be expected to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company shall (i) use commercially reasonable efforts to obtain from each such “disqualified individual” a waiver in substantially the form attached to the Agreement as Exhibit F (the “Parachute Payment Waiver”) of such disqualified individual’s right to some or all of such payment or benefit (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), and (ii) no later than three Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (i), solicit, and use commercially reasonable efforts to secure, the approval of the Company Stockholders entitled to vote on such matters (along with adequate disclosure intended to satisfy the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” who has executed a Parachute Payment Waiver to receive the Waived 280G Benefits. The Company shall provide drafts of any such waivers and disclosure and approval materials to Parent for its review and approval (which approval will not be unreasonably withheld, conditioned or delayed) no later than five Business Days prior to soliciting any such waivers and soliciting such approval. Parent shall provide any offer terms that may be relevant for these calculations at least two Business Days prior to such five Business Days deadline. If any of the Waived 280G Benefits fail to be approved as contemplated above, such Waived 280G Benefits shall not be made or provided. To the extent applicable, prior to the Closing, the Company shall deliver to Parent evidence reasonably acceptable to Parent that a vote of the Company Stockholders was solicited in accordance with the foregoing provisions of this Section 5.5(c) and that either (A) the requisite number of votes of Company Stockholders was obtained with respect to the Waived 280G

Benefits (the “280G Approval”) or (B) the 280G Approval was not obtained, and, as a result, no Waived 280G Benefits payable by the Company shall be made or provided.
5.6    Necessary Consents. The Company shall use reasonable efforts to obtain prior to the Closing consents and authorizations of third parties and notices to third parties listed on Schedule 5.6.
5.7    Litigation. The Company shall notify Parent in writing promptly after learning of any Action initiated by or against the Company, or known by the Company to be pending or threatened against the Company or any of its officers, directors, employees or stockholders in their capacity as such. The Company shall notify Parent in writing promptly after learning of any written or unwritten claim by, or receiving any notice from, any Person (a) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (b) inviting the Company to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business, challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology, or (c) alleging any violation of any Person’s privacy, personal, statutory or confidentiality rights. The Company shall give Parent the opportunity to (a) participate in the defense of any such Actions, and (b) consult with counsel to the Company regarding the defense, settlement or compromise with respect to any such Actions. For purposes of this Section 5.7, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to such Actions, and Parent may offer comments or suggestions with respect to such Actions which the Company shall consider in good faith; provided that the Company shall not settle or compromise or agree to settle or compromise any such Actions without Parent’s prior written consent which consent shall not be unreasonably withheld, conditioned or delayed.
5.8    No Other Negotiations.
(a)    The Company shall not, and shall not authorize or permit any of its officers, directors, employees, stockholders, Affiliates, agents, advisors (including any attorneys, financial advisors, investment bankers or accountants) (collectively, “Company Representatives”) to, directly or indirectly: (i) solicit, initiate, or knowingly encourage or participate in the making, submission or announcement of any Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company to any Person (other than Parent and its agents and advisors) in connection with or in response to any Acquisition Proposal (other than to respond to such Acquisition Proposal by indicating that the Company is subject to this Section 5.7), (iii) enter into, participate in, maintain or continue any discussions or negotiations with any Person (other than Parent and its agents and advisors) with respect to any Acquisition Proposal (other than to respond to such Acquisition Proposal by indicating that the Company is subject to this Section 5.7), (iv) otherwise cooperate with, facilitate or encourage any effort or attempt by any Person (other than Parent and its agents and advisors) to effect any Acquisition Proposal, (v) execute, enter into or become bound by any letter of intent, memorandum of understanding, other Contract or understanding between the Company and any Person (other than Parent) that is related to, provides for or concerns any Alternative Transaction, (vi) submit any Acquisition Proposal to the vote of any Company Securityholder or (vii) enter into any other transaction not in the Ordinary Course of Business, with the intent to impede, interfere with, prevent or materially delay the Merger. If any Company Representative, whether or not in his, her or its capacity as such, takes any action that the Company is obligated pursuant to this Section 5.8(a) to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached its obligations under this Section 5.8(a).
(b)    The Company shall notify Parent within 24 hours after receipt by the Company (or, to the Knowledge of the Company, by any of the Company Representatives) of any Acquisition Proposal,

or any other notice that any Person is considering making an Acquisition Proposal, or any request for nonpublic information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons (other than Parent) in connection with a potential Acquisition Proposal. Such notice shall describe (i) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (ii) the identity of the Person or Persons making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, subject to confidentiality obligations of the Company. The Company shall keep Parent fully informed of the status and details of any such Acquisition Proposal and any correspondence or communications related thereto and shall provide to Parent a correct and complete copy of such Acquisition Proposal and any amendments, correspondence and communications related thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing, subject to confidentiality obligations of the Company. Acknowledging the provisions hereof prohibiting consideration by the Company of Alternative Transactions, the Company shall provide Parent with 48 hours’ prior notice (or such lesser prior notice as is provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to consider any Alternative Transaction. The Company shall, and shall cause each Company Representative to, immediately cease and cause to be terminated any and all existing activities, discussions and negotiations with any Person conducted heretofore with respect to an Alternative Transaction.
5.9    Access to Information. The Company shall provide Parent and its agents and advisors access at reasonable times to the files, books, records, Technology, Contracts and offices of the Company, including any and all information relating to the Taxes, Contracts, Liabilities, financial condition and real, personal and intangible property of the Company, subject to the terms of that certain Mutual Non-Disclosure Agreement by and between the Company and Parent dated as of July 26, 2016 (the “Confidentiality Agreement”). The Company shall cause its accountants to cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants. No review pursuant to this Section 5.9 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.
5.10    Satisfaction of Conditions Precedent. The Company shall use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Sections 7.1 and 7.2, and the Company shall use commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
5.11    Termination of Certain Company Benefit Arrangements. The Company’s board of directors shall adopt resolutions terminating or cancelling the Company Benefit Arrangements set forth in Schedule 5.11 effective as of immediately prior to the Effective Time and provide evidence of such termination or cancellation reasonably acceptable to Parent.
5.12    Repayment of Debt. As soon as practicable following the Agreement Date, the Company shall obtain (i)  bank pay-off letters, in form and substance reasonably acceptable to Parent, with respect to the Debt of the Company set forth on Schedule 5.12 (the “Closing Pay-Off Debt”), which letters shall provide for the release of all Encumbrances relating to the Closing Pay-Off Debt following satisfaction of the terms contained in such pay-off letters (including any premiums above the principal amount of such Closing Pay-Off Debt or any fees payable in connection with such Closing Pay-Off Debt), (ii) a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of the Company, (iii) forms of notices of termination for any account control agreements entered into in connection with the Closing Pay-Off Debt, (iv) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the Closing Pay-off Debt, and (v) forms of notices of termination for any landlord or bailee waivers executed in connection with the Closing Pay-Off Debt.
5.13    Notices to Company Securityholders and Employees. The Company shall timely provide to the Company Securityholders all advance notices required to be given to such Company Securityholders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Certificate of Incorporation or bylaws of the Company, the Company Stock Plan or other applicable Contracts and under Law.
5.14    Spreadsheet and Estimated Financials Statement. The Company shall prepare and deliver to Parent a draft Spreadsheet and Estimated Financials Statement not later than three Business Days prior to the Closing Date. The Company shall consider in good faith any comments or proposed changes to such documents that may be suggested by Parent in the period following delivery thereof but prior to the Closing, but, for clarity, the Company shall have no obligation to make any changes to the Spreadsheet or Estimated Financials Statement.
5.15    Tail Policy. Prior to the Effective Time, the Company shall purchase tail insurance coverage with at least the same level of coverage as the Company had prior to the Effective Time for the Company’s directors and officers in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six years following the Effective Time with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time (the “Insurance Coverage”); provided that the full cost and all premiums associated with such Insurance Coverage are paid in a lump sum by the Company prior to or at the Closing and are included as a Transaction Fee.
5.16    Terminated Agreements. The Company shall use commercially reasonable efforts to cause each of the agreements listed on Schedule 7.2(j) hereto (the “Terminated Agreements”) to be terminated, effective as of the Closing, including sending all required notices, such that each Terminated Agreement shall be of no further force or effect immediately following the Closing. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise).
5.17    Modified Agreements. The Company shall use commercially reasonable efforts to modify each of the agreements listed on Schedule 5.17 hereto in the manner set forth on Schedule 5.17 hereto effective as of the Closing, so that the required modifications are in effect immediately following the Closing.
5.18    Exercise of Stock Options. Prior to the Effective Time, the Company and each of the individuals set forth on Schedule 7.2(h) shall have effected the exercise of a number of Vested Company Options held by such individuals on the date hereof such that each such individual shall be the holder of at least 200,000 shares of Company Common Stock as of the Effective Time.
ARTICLE 6
PARENT COVENANTS
Except as otherwise provided below, during the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 8, Parent covenants and agrees with the Company as follows:
6.1    Advise of Changes. Parent shall promptly advise the Company in writing of (a) the occurrence or non-occurrence of any event that would render any representation or warranty of Parent or

Merger Sub contained in Article 4 untrue or inaccurate at or prior to the Closing, or (b) any breach of any covenant or obligation of Parent or Merger Sub pursuant to this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement.
6.2    Regulatory Approvals. Parent shall as promptly as reasonably practicable after the execution of this Agreement, execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement. Without prejudice to the foregoing, Parent shall make all filings required of it under the HSR Act or any other antitrust Law with respect to the transactions contemplated hereby as promptly as reasonably practicable (but no later than five (5) business days after the date of this Agreement) and shall comply as soon as reasonably practicable and to the extent necessary with any reasonable request for additional information, documents or other materials received from the Federal Trade Commission or Department of Justice or any other Governmental Authority acting pursuant to its antitrust authority. Parent shall use reasonable best efforts to obtain all such authorizations, approvals and consents. Parent shall pay any associated filing fees payable by Parent with respect to such authorizations, approvals and consents, and shall be responsible for the payment of all filing fees required in connection with filings under the HSR Act or any other antitrust Law with respect to the transactions contemplated hereby. Subject to applicable Laws and orders, Parent shall as promptly as reasonably practicable inform the Company of any substantive communication between Parent and any Governmental Authority regarding any of the transactions contemplated hereby, and provide a copy of such substantive communication if it is in writing. If the Parent or any of its Affiliates receives any reasonable formal or informal request for supplemental information or documentary material from any Governmental Authority with response to the transactions contemplated hereby, then the Parent shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Parent shall consult with and cooperate with the Company in advance of any such written or oral communication to any Governmental Authority, and shall not participate in any substantive meeting or discussion with any Governmental Authority in respect of investigation or inquiry concerning the transactions contemplated hereby unless it consults with the Company in advance and, except as prohibited by applicable Law or Governmental Authority, gives Parent the opportunity to attend and participate thereat. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to Parent under this Section 6.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.
The Parent shall use reasonable best efforts to resolve questions or objections, if any, of any Governmental Authority. Notwithstanding anything in this Agreement to the contrary, if any Action is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, it is expressly understood and agreed that neither Parent nor any of its Subsidiaries or Affiliates shall be under any obligation to: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Subsidiaries or Affiliates (including the Surviving Corporation) or the Company, or the holding separate of shares of Company Capital Stock, or (ii) the imposition of any limitation on the ability of Parent or any of its Subsidiaries or Affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of shares of Company Capital Stock.
6.3    Satisfaction of Conditions Precedent. Parent shall use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Sections 7.1 and 7.3, and Parent shall use commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
6.4    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time, the Surviving Corporation shall fulfill its obligations to each present and former director and officer of the Company (collectively, the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Charter Documents of the Company and pursuant to any indemnification Contract between the Company and such Company Indemnified Party listed in Section 6.4(b) of the Company Disclosure Letter, in each case with respect to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. Notwithstanding the foregoing, the obligations of Parent and the Surviving Corporation (i) shall be subject to any limitation imposed by applicable Law, (ii) shall not be deemed to release any Company Indemnified Party who is also an officer or director of the Company from, or otherwise limit in any way (including by permitting any Company Indemnified Party from obtaining any advancement or reimbursement from the Company of Damages owed by such Company Indemnified Party in connection with any Indemnification Claim), his or her obligations pursuant to this Agreement or any Company Ancillary Agreement and (iii) shall not limit in any way the terms of the resignation letter and release delivered by such Company Indemnified Party in connection with the Closing.
(b)    From and after the Effective Time, the Charter Documents of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Company Indemnified Parties than are as set forth in the Charter Documents of the Company as of the date of this Agreement. Any indemnification agreements with the Company Indemnified Parties in existence on the date of this Agreement, as set forth on Section 6.4(b) of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.
(c)    Prior to the Effective Time, the Company shall purchase the Insurance Coverage. Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.
(d)    Notwithstanding any other provisions of this Agreement, the obligations of Parent and the Surviving Corporation contained in this Section 6.4(d) shall be binding upon the successors and assigns of Parent and the Surviving Corporation.
(e)    The terms and provisions of this Section 6.4 shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 6.4. The provisions of this Section 6.4 may not be amended or waived without the written consent of any affected Company Indemnified Party.
6.5    Employee Contact. Notwithstanding anything to the contrary in this Agreement and prior to the Effective Time, Parent shall not, and shall cause the other Indemnified Parties to not, contact, directly or indirectly, any employee or other service provider of the Company (other than the Key Employees) without the prior written consent of the Company (not to be unreasonably withheld). In furtherance of the foregoing,

Parent shall provide the Company with drafts of any planned presentations to employees of the Company prior to such presentation, and Parent shall consider in good faith any comments provided by the Company to the script and materials that Parent intends to use in such presentations.
ARTICLE 7
CONDITIONS TO CLOSING OF MERGER
7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:
(a)    Governmental Approvals. Other than the filing of the Certificate of Merger in accordance with the terms of Section 2.5, all permits, authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority as may be required to consummate the Merger shall have been filed, occurred or been obtained.
(b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory action, restraint or prohibition preventing or challenging the consummation of the Merger or limiting or restricting the conduct or operation of the Company Business (as presently conducted and as proposed by the Company to be conducted as of the Agreement Date) by Parent or the Surviving Corporation after the Merger shall have been issued, nor shall any Action brought by a domestic administrative agency or commission or other domestic Governmental Authority, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.
(c)    Stockholder Approval. The Stockholder Approval shall have been obtained and such approval shall remain in full force and effect.
7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Parent and Merger Sub, to the extent permitted by Law:
(a)    Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), (i) the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and 3.4 shall be true and correct in all respects (as to Section 3.4, other than de minimis inaccuracies), (ii) each of the representations and warranties of the Company set forth in Article 3, other than the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and 3.4, that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and (iv) each of the representations and warranties of the Company set forth in Article 3, other than the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and 3.4, that are not so qualified shall be true and correct in all material respects.
(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company that has not been fully cured, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(d)    No Litigation. There shall be no Action that is pending or threatened against Parent or the Company, their respective properties or any of their respective officers, directors or, with respect to Parent, subsidiaries (i) challenging or seeking to prohibit the Merger or the other material transactions contemplated by the terms of this Agreement, or (ii) arising out of or relating to the Merger or the other material transactions contemplated by this Agreement that seeks any material damages or material relief.
(e)    Dissenting Stockholders. Holders of no more than two percent (2%) of the issued and outstanding Company Capital Stock (on an as-converted to Company Common Stock basis) as of immediately prior to the Effective Time shall have elected to, or continue to have a right to, exercise appraisal or similar rights under Law with respect to such shares by virtue of the Merger.
(f)    Escrow Agreement. The Escrow Agent and the Representative shall have executed and delivered to Parent the Escrow Agreement and such agreement shall remain in full force and effect.
(g)    Employment Matters.
(i)    Each of the Key Employees shall have executed and delivered an Offer Letter and CIIAA to Parent and such Offer Letters and CIIAAs shall remain in full force and effect.
(ii)    At least eighty percent (80%) of the Required Employees shall remain employed by the Company as of immediately prior to the Closing, nor shall any of such Required Employees have notified the Company of an intention to leave the employ of Parent or any of its Subsidiaries (including the Company or the Surviving Corporation).
(iii)    No Key Employee shall have repudiated his or her acceptance of his or her Offer Letter.
(iv)    Each Key Employee shall be available to commence employment on the date stated in his or her Offer Letter (including, for the avoidance of doubt, under all applicable immigration and other Laws).
(h)    Non-Competition Agreements. Each of the individuals set forth on Schedule 7.2(h) shall have executed and delivered a Non-Competition Agreement to Parent and such Non-Competition Agreement shall remain in full force and effect.
(i)    Consents. Parent shall have received duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth on Schedule 7.2(i).
(j)    Termination, Modification or Satisfaction of Company Stockholder Agreements and Rights. Each of the agreements identified on Schedule 7.2(j) shall have been terminated, effective as of the Effective Time, in accordance with their respective terms, and the parties to the agreements identified on such Schedule 7.2(j) shall have waived all of their respective rights thereunder, effective as of, and contingent upon the occurrence of, the Effective Time.
(k)    Resignations of Directors and Officers; Releases. Each of the persons holding the positions of a director or officer of the Company, in office immediately prior to the Effective Time, shall have executed and delivered to Parent a resignation letter and release in the form attached hereto as Exhibit E.
(l)    Estimated Financials Statement. Parent shall have received the Estimated Financials Statement from the Company, certified as such by the chief executive officer of the Company.
(m)    Spreadsheet. Parent shall have received the Spreadsheet from the Company, certified as such by the chief executive officer of the Company; provided, however, that such receipt shall not be deemed to be an agreement by Parent that the Spreadsheet is accurate and shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation or reimbursement pursuant to Section 9.2(c) if the Spreadsheet is not accurate.
(n)    Good Standing Certificates. Parent shall have received a certificate of good standing from the Office of the Secretary of State of the State of Delaware and the other states or jurisdictions set forth on Schedule 7.2(n) certifying, as of a recent date, that the Company is in good standing.
(o)    Company Certificate. Parent shall have received a certificate dated as of the Closing Date, signed by the chief executive officer of the Company, certifying that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c), and 7.2(g) have been duly satisfied.
(p)    Secretary’s Certificate. Parent shall have received a certificate dated as of the Closing Date, signed by the secretary of the Company, certifying as to (i) an attached copy of the Company’s bylaws and stating that the Company’s bylaws have not been amended, modified, revoked or rescinded, (ii) an attached copy of the Certificate of Incorporation and stating that the Certificate of Incorporation has not been amended, modified, revoked or rescinded, (iii) an attached copy of the resolutions of the board of directors of the Company authorizing and approving the execution, delivery and performance of, and the consummation of this Agreement and the Company Ancillary Agreements and the consummation of the transactions contemplated by this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded, (iv) an attached copy of the resolutions of the Company Stockholders constituting the Stockholder Approval, and stating that such resolutions have not been amended, modified, revoked or rescinded and (v) the results of any vote of the Company Stockholders with respect to the approval or disapproval of any payments or benefits that may be deemed to constitute a “parachute payment” within the meaning of 280G of the Code.
(q)    Termination of Company Benefit Plans. The Company shall have provided evidence reasonably satisfactory to Parent that it has terminated or cancelled the Company Benefit Plans set forth in Schedule 5.11 effective as of no later than the Business Day prior to the Effective Time.
(r)    Section 280G Approval. The Waived 280G Benefits shall have been subject to a vote by the Company Stockholders as required by Section 5.5(c), and each “disqualified individual” with respect to the Company or any of its Affiliates (within the meaning of Section 280G(c) of the Code and the regulations thereunder) who has entered into a Parachute Payment Agreement shall have agreed pursuant to the terms of the Parachute Payment Waiver to, and shall, forfeit any payments that would be non-deductible if the stockholder approval described in Section 5.5(c) is not obtained.
(s)    Pay-Off Letters.
(i)    Parent shall have received written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any fee, compensation or reimbursement from the Company, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledges: (i) the total amount of fees, costs and expenses of any nature that has been paid to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement, (ii) the total amount of fees, costs and expenses of any nature that is or will become payable to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement, and (iii) that, upon receipt of the amount referred to in clause (ii) above, it has been paid in full and is not (and will not be) owed any other amount by the Company with respect to this Agreement or the transactions contemplated by this Agreement.
(ii)    Parent shall have received a copy of (A) a pay-off letter in respect of the SVB Loan and Security Agreement, executed and delivered by SVB to the Company, in form and substance reasonably satisfactory to Parent, (B) a UCC-3 termination statement terminating the security interests in the assets of the Company granted to SVB pursuant to the SVB Loan and Security Agreement, (C) forms of notices of termination for any account control agreements entered into in connection with the SVB Loan and Security Agreement, (D) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office and (E) forms of notices of termination for any landlord or bailee waivers executed in connection with the SVB Loan and Security Agreement.
(t)    FIRPTA. Parent shall have received a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than 30 days prior to the Closing Date and signed by an officer of the Company, and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company, including shares of Company Capital Stock, do not constitute “United States real property interests” under Section 897(c) of the Code and the Company shall have provided notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(u)    Support Agreements. Parent shall have received Stockholder Support Agreements or Optionholder Support Agreements, as applicable, from Company Securityholders that collectively hold at least ninety-five percent (95%) of the shares of Company Capital Stock (including shares of Company Common Stock subject to Vested Company Options that are not Underwater Options) that are entitled to receive Merger Consideration pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a), and each such Stockholder Support Agreement and Optionholder Support Agreement shall remain in full force and effect.
(v)    Delivery of Notices; Termination of Company Options. Parent shall have received reasonably satisfactory evidence: (i) of timely delivery by the Company of all notices and related information required to be delivered to Company Optionholders as required pursuant to the Company Stock Plan or any applicable stock option or award, in order to effect the transactions contemplated by this Agreement and the Company Ancillary Agreements, and (ii) other than as contemplated by Section 2.2(b), as to the termination of all outstanding Company Options such that at the Effective Time, and except as contemplated by Section 2.2(b), any and all equity incentive plans sponsored or maintained by the Company and its Affiliates shall automatically terminate and no Person shall have any right to purchase or receive any equity or payment interest, or right convertible into or exercisable for any equity or payment interest of the Company. The Company shall have delivered to Parent in a form acceptable to Parent a true, correct and complete copy of resolutions adopted by the board of directors of the Company, certified by the secretary of the Company, terminating all outstanding Company Options.
(w)    Company Domain Names To the extent that any Domain Names listed on Section 3.14(a) of the Company Disclosure Letter are registered to a Person other than the Company as of the

Agreement Date, Company shall correct the registration of such Domain Names with the applicable Domain Name registrar so that the Company is publicly reflected as the registrant, prior to the Closing Date.
(x)    Modification of Agreements. The Company shall have modified those agreements listed on Schedule 7.2(x) hereto in the manner set forth on Schedule 7.2(x) hereto, so that the required modifications are in effect upon and after the Closing.
(y)    Termination of Agreements. The agreements set forth on Schedule 7.2(y) shall have been terminated to the reasonable satisfaction of Parent.
7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Company, to the extent permitted by Law:
(a)    Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), each of the representations and warranties of Parent and Merger Sub that are qualified by materiality or material adverse effect shall be true and correct in all respects, and each of the representations and warranties of Parent and Merger Sub that are not so qualified shall be true and correct in all material respects, and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
(c)    Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Parent and the Escrow Agent and such Escrow Agreement shall remain in full force and effect.
ARTICLE 8
TERMINATION OF AGREEMENT
8.1    Termination by Mutual Consent. This Agreement may be terminated and the Merger contemplated hereby may be abandoned, notwithstanding any Stockholder Consent, at any time prior to the Effective Time by the mutual written consent of Parent and the Company.
8.2    Unilateral Termination.
(a)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a final judgment or taken any action (and the final appeal of such judgment or action has been denied) having the effect of permanently restraining or enjoining or otherwise prohibiting the Merger or any other material transaction contemplated by this Agreement.
(b)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if the Merger shall not have been consummated by 11:59 p.m. Pacific time on November 30, 2018 if the conditions to the terminating party’s obligations to Closing under Article 7 have not been satisfied and the terminating party has not waived such unsatisfied conditions by such date other than conditions pertaining to covenants to be performed as part of effectuating the Closing; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party results in the failure of any condition set forth in Article 7 to be fulfilled or satisfied on or before such date.
(c)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement at any time prior to the Effective Time if the other has committed a breach of (i) any of its representations or warranties under Article 3 or Article 4, as applicable, or (ii) any of its covenants under Article 5 or Article 6, as applicable, and (A) has not cured such breach within 30 days after the party seeking to terminate this Agreement has given the other party written notice of such breach and its intention to terminate this Agreement pursuant to this Section 8.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (B) if not cured on or prior to the Closing Date, such breach would result in the failure of any of the conditions set forth in Article 7 to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 8.2(c) shall not be available to a party if such party is at that time in material breach of this Agreement.
(d)    Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if any event has occurred or any circumstance exists which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Material Adverse Effect on the Company.
(e)    Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if the Stockholder Consent, executed by Company Stockholders that represent the Stockholder Approval, is not delivered to Parent within one (1) hour after the execution of this Agreement by Parent, Merger Sub, the Company and the Representative; provided, however, that this termination right shall no longer apply and shall expire if not invoked by Parent prior to actual delivery of the Stockholder Consent evidencing the Stockholder Approval.
8.3    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.2, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of this Section 8.3 and Article 11 shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from Liability in connection with any fraud, intentional misrepresentation, willful misconduct or willful breach.
ARTICLE 9
SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
CONTINUING COVENANTS
9.1    Survival. If the Merger is consummated, the representations and warranties of the Company contained in Article 3 of this Agreement (as modified by the Company Disclosure Letter) and the Company Certificates shall survive the Effective Time and remain in full force and effect until the Expiration Date; provided, however, that: (a) the Specified Representations will remain operative and in full force and effect until the 60th day following the expiration of the statute of limitations applicable to the subject matter of such representation (which, for the avoidance of doubt, does not mean the statute of limitations applicable to a claim for breach of contract), (b) the representations and warranties set forth in Section 3.14 (Intellectual Property) (the “IP Representations”) will remain operative and in full force and effect until the date that is 24 months after the Closing Date, (c) no right to indemnification, compensation or reimbursement pursuant to this Article 9 in respect of any claim based upon any failure of a representation or warranty to be true and correct that is set forth in a Notice of Claim delivered in accordance with Section 9.4 prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty, and (d) such expiration shall not affect the rights of any Indemnified Party, under this Article 9 or otherwise, to seek recovery of Damages arising out of any fraud, intentional misrepresentation, willful misconduct or willful breach until the 60th day following the expiration of the statute of limitations applicable to such fraud, intentional misrepresentation, willful misconduct or willful breach. The representations and warranties of Parent and Merger Sub contained in this Agreement and the certificates to be delivered pursuant to Section 7.3 shall terminate at the Effective Time. All covenants of the parties (including the covenants set forth in Article 5 and Article 6) shall remain operative and in full force and effect until the 60th day following the expiration of the statute of limitations applicable to the subject matter of such covenant; provided, however, that no right to indemnification, compensation or reimbursement pursuant to this Article 9 in respect of any claim based upon any breach of a covenant set forth in a Notice of Claim delivered prior to the 60th day following the applicable expiration date of such covenant shall be affected by the expiration of such covenant.
9.2    Company Securityholder Agreement to Indemnify. Each Company Securityholder (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) shall severally (based on each such Indemnifying Party’s Pro Rata Escrow Share with respect to the Escrow Amount and otherwise based on each such Indemnifying Party’s Pro Rata Indemnity Share), and not jointly, indemnify and hold harmless each of Parent, the Surviving Corporation and their respective Affiliates, officers, directors, agents, representatives and employees (each hereinafter referred to individually as an “Indemnified Party” and collectively as the “Indemnified Parties”) from and against, and shall compensate and reimburse each of them for, any and all losses, costs (including re-engineering costs), damages, lost profits, Liabilities, interest and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court costs incurred in connection with investigating, defending against or settling any of the foregoing) (hereinafter collectively referred to as “Damages”) incurred by an Indemnified Party, directly or indirectly, and whether arising out of a Third-Party Claim or a direct claim, arising out of or resulting from:
(a)    any failure of any representation or warranty made by the Company in Article 2 of this Agreement (as modified or supplemented by the Company Disclosure Letter) to be true and correct as of the Agreement Date or as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the Agreement Date, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as though made as of such specific date or dates) and any failure of any certification made by the Company in the Company Certificates to be true and correct as of the date such certificate shall be delivered to Parent (the “Company Representation Indemnities”);
(b)    any breach of, or default in connection with, any of the covenants of or agreements made by the Company in this Agreement and any failure of any certification made by the Company pursuant to Section 7.2(b) to be true and correct as of the date such certificate shall be delivered to Parent;
(c)    any inaccuracies in the Spreadsheet or errors in the calculation of the Aggregate Exercise Price, Closing Debt Amount, the Closing Cash Amount or the Unpaid Transaction Fees (including the Closing Employee Payments);
(d)    any claim asserted by any current, former or alleged securityholder (including any current, former or alleged holder of options) of the Company (whether against the Company, Parent, any Affiliate of the Company or Parent, or any officer, director, employee, agent or representative of any of the foregoing) (i) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby, (ii) alleging any ownership of or interest in any shares or other securities of the Company that is not specifically disclosed in the Spreadsheet or (iii) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.4, in Schedule 3.4 of the Company Disclosure Letter or in the Spreadsheet;
(e)    the exercise by any Company Stockholder of appraisal rights or dissenters’ rights under Section 262 of the DGCL and, if applicable, Chapter 13 of the CGCL, including any payment made with respect to any Dissenting Share to the extent that such payment exceeds the value of the amount that otherwise would have been payable pursuant to Article 2 upon the exchange of such Dissenting Share;
(f)    any Indemnified Taxes;
(g)    any Action pending against the Company (or against any officer, director, employee or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company) as of the Effective Time;
(h)    any failure by the Representative to perform or comply, or otherwise act in accordance with, any covenant, agreement or any other provision applicable to the Representative contained in this Agreement;
(i)    any Liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code;
(j)    regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any fraud, intentional misrepresentation, willful misconduct or willful breach on the part of (A) any securityholder of the Company, (B) the Company or (C) any Company Representative in connection with or relating directly or indirectly to (1) the negotiation, execution, delivery or performance of this Agreement (2) any of the transactions contemplated hereby, and (3) the due diligence investigation conducted by Parent and its Affiliates and their respective directors, officers, employees, agents and other representatives with respect to the Company;
(k)    any matter referred to in Schedule 9.2(k) of the Company Disclosure Letter; and
(l)    subject to Section 9.5, any Third-Party Claim alleging the occurrence of facts or circumstances or raising claims that, if assumed to be true, would otherwise entitle an Indemnified Party to indemnification hereunder, including the costs and expenses incurred or paid by any Indemnified Party in connection with the defense or settlement of such Third-Party Claim (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court or arbitration costs), regardless of the resolution of such Third-Party Claim.
9.3    Limitations.
(a)    In the case of a claim with respect to (i) any of the Company Representation Indemnities or (ii) pursuant to Section 9.2(l) in connection with a Third Party Claim to the extent related to the Company Representation Indemnities, recovery from the Escrow Fund shall be the sole and exclusive source of recovery of the Indemnified Parties; provided, however, if any Damages arising out of or resulting from (i) (A) any failure of any of the IP Representations to be true and correct as set forth in Section 9.2(a) or (B) any Third Party Claim to the extent related to the IP Representations (collectively, “IP Claims”), (ii) (A) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.2(a) or (B) any Third Party Claim to the extent related to the Specified Representations, (iii) (A) any of clauses (b) through (k) of Section 9.2 or (B) any Third Party Claim to the extent related to clauses (b) through (k) of Section 9.2, and (iv) any fraud, intentional misrepresentation, willful misconduct or willful breach (clauses (ii) – (iv), collectively, “Special Matters”) are recovered from and thereby reduce the Escrow Amount, claims that are not IP Claims or Special Matters and that would otherwise be limited to recovery from the Escrow Fund may, to the extent not recoverable from any then remaining Escrow Amount, instead be recovered to the extent of the amount of such reduction(s) from the respective Indemnifying Parties (severally and not jointly in accordance with their respective Pro Rata Indemnity Shares); provided, further, that claims for fraud, intentional misrepresentation, willful misconduct or willful breach may, at Parent’s discretion, be asserted directly against the Indemnifying Party who committed, participated in or had actual knowledge of such fraud, intentional misrepresentation, willful misconduct or willful breach (a “Bad Act Claim”).
(b)    In the case of any claim for indemnification, compensation or reimbursement arising out of or resulting from (i) any IP Claim, each Indemnifying Party shall be severally (as determined in accordance with Section 9.2(a)) and not jointly liable, in addition to any amount recovered from the Escrow Fund, for such Indemnifying Party’s Pro Rata Indemnity Share of any Damages resulting therefrom up to an aggregate amount equal to the sum of $9,600,000 plus the Escrow Fund Release Amount; or (ii) any Special Matter, each Indemnifying Party shall be severally and not jointly liable, in addition to any amount recovered from the Escrow Fund, for such Indemnifying Party’s Pro Rata Indemnity Share of any Damages resulting therefrom up to the portion of the Aggregate Cash Consideration paid or payable to such Indemnifying Party pursuant to Article 2 (including, for the avoidance of doubt, any portion of the Aggregate Cash Consideration retained by Parent pursuant to the terms of any Support Agreement). The Escrow Fund shall be exhausted before an Indemnified makes any claim for Damages directly against an Indemnifying Party, provided, that, in the case of a Bad Act Claim, the Indemnified Parties may elect, in their sole discretion and preference order, to assert indemnification, compensation or reimbursement claims against the Escrow Fund and/or directly against the applicable Indemnifying Party who committed, participated in or had actual knowledge of such Bad Act Claim.
(c)    Notwithstanding anything herein to the contrary, there shall be no maximum liability with respect to claims for fraud, intentional misrepresentation, willful misconduct or willful breach in respect of any Indemnifying Party who committed, participated in or had actual knowledge of such fraud, intentional misrepresentation, willful misconduct or willful breach, and nothing herein shall limit or prevent the bringing of any such claim.
(d)    No Indemnified Party may receive any portion of the Escrow Fund in respect of any claim for indemnification, compensation or reimbursement that is made (i) pursuant to the Company Representation Indemnities or (ii) pursuant to Section 9.2(l) in connection with a Third Party Claim to the extent related to the Company Representation Indemnities (in each case except for any such claims or Third Party Claims (i) with respect to any Specified Representations or (ii) which involve fraud, intentional misrepresentation, willful misconduct or willful breach), unless and until Damages in the aggregate under all claims that have been incurred, paid or properly accrued exceed $625,000 (the “Basket”), in which case the Indemnified Parties may recover all Damages, including the amount of the Basket. Solely in determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty shall be disregarded.
(e)    Notwithstanding anything herein to the contrary, for purposes of calculating or determining the amount of Damages incurred under Section 9.2, there shall be deducted from any Damages an amount equal to the amount of any proceeds actually received by any Indemnified Party from any third-party insurer in connection with such Damages (after giving effect to any deductible or retention or increase in premium associated therewith to the extent paid or payable and net of any costs, Taxes and expenses of recovery or collection thereof); provided, however, that none of the Indemnified Parties shall have any obligation to (i) seek recovery against any insurance policies, or (ii) obtain insurance coverage or other third party protection with respect to any particular matter.

(f)    No Indemnified Party shall be entitled to double recovery for any adjustments to the Merger Consideration provided for hereunder or for any indemnifiable Damages even though such Damages may have resulted from the breach of more than one of the representations, warranties, agreements and covenants in this Agreement.
(g)    Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any party be liable to the other for any exemplary or punitive damages (except to the extent such exemplary or punitive damages are awarded to a third party pursuant to a Third-Party Claim).
(h)    The rights to indemnification, compensation or reimbursement set forth in this Agreement based on the representations, warranties, covenants, agreements and obligations set forth herein shall not be affected by any investigation conducted by Parent, or any knowledge acquired (or capable of being acquired) at any time (whether before or after the Agreement Date or the Closing Date), with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, agreement or obligation.
9.4    Notice of Claim.
(a)    As used herein, the term “Claim” means a claim for indemnification, compensation or reimbursement of an Indemnified Party for Damages under this Article 9.
(b)    An Indemnified Party may seek recovery of Damages pursuant to this Article 9 by delivering written notice, executed by an authorized representative of such Indemnified Party (a “Notice of Claim”), to the Representative (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Fund) of any Claim arising from or resulting from any matter specified in Section 9.2, including in respect of the assertion of any Action by a third party (a “Third-Party Claim”).
(c)    No delay on the part of an Indemnified Party in giving the Representative a Notice of Claim (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) shall relieve the Indemnifying Party from any of its obligations under this Article 9 unless (and then only to the extent that) the Indemnifying Parties are prejudiced thereby, including with respect to the amount of Damages for which the Indemnifying Parties are obligated to indemnify the Indemnified Party.
9.5    Defense of Third-Party Claims.
(a)    The Indemnified Party shall determine and conduct the investigation, defense or settlement of any Third-Party Claim; provided, however, that if the written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Representative is not obtained to any settlement of a Third Party Claim that the Indemnified Party alleges is a Full Recovery Claim (as defined below), such settlement shall not be dispositive as to whether such Third-Party Claim is a Full Recovery Claim or the amount of Damages associated with such Third-Party Claim.
(b)    Notwithstanding anything to the contrary herein, solely with respect to a claim for indemnification pursuant to Section 9.2(l) (and not any other subsection of Section 9.2), only fifty percent (50%) of the Damages of any Indemnified Party arising out of or resulting from such Third-Party Claim shall be included as Damages for which an Indemnified Party is indemnified hereunder (for the avoidance of doubt, however, one hundred percent (100%) of such Damages shall constitute Damages that have been incurred, paid or properly accrued for purposes of the Basket); provided, however, that if and to the extent that the Indemnified Party can show that the allegations contained in such Third-Party Claim, together with any other relevant facts and circumstances, would reasonably be expected to entitle an Indemnified Party to indemnification under any of Sections 9.2(a) through (k), the foregoing limitation shall not apply and one hundred percent (100%) of the Damages of any Indemnified Party arising out of or resulting from such Third-Party Claim shall be included in the Damages for which an Indemnified Party is indemnified hereunder (a “Full Recovery Claim”).
(c)    The Representative shall have the right to receive copies of all pleadings, notices and communications with the third-party claimant with respect to the Third-Party Claim to the extent that receipt of such documents by the Representative does not adversely affect any privilege relating to the Indemnified Party and the Indemnified Party shall provide the Representative the opportunity to consult with and participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim, all at the sole expense of the Representative (on behalf of the Indemnifying Parties).
9.6    Contents of Notice of Claim. Each Notice of Claim by an Indemnified Party given pursuant to Section 9.4 shall contain the following information: (a) that such Indemnified Party has directly or indirectly incurred, paid or properly accrued or believes it may have to directly or indirectly incur, pay or accrue, Damages in an aggregate stated amount arising from such Claim (which amount may be an estimated amount or may be the amount of Damages claimed by a third party in a Third-Party Claim); and (b) a brief description, in reasonable detail (to the extent reasonably available to such Indemnified Party), of the facts, circumstances or events giving rise to the alleged Damages based on such Indemnified Party’s belief thereof, including, to the extent reasonably available to such Indemnified Party: (i) the identity and address of any third-party claimant, (ii) copies of any formal demand or complaint and (iii) the specific nature of the breach or other item of indemnification to which such item is related; provided, however, that the Notice of Claim may be updated and amended from time to time by the Indemnified Party by delivering an updated or amended Notice of Claim to the Representative, so long as the delivery of the original Notice of Claim is made within the applicable claims period and such update or amendment only asserts bases for liability or Damages reasonably related to the underlying facts and circumstances specifically set forth in such original Notice of Claim; provided, further, that all Claims for Damages properly set forth in the original Notice of Claim or any permitted update or amendment thereto shall remain outstanding until such Claims for Damages have been finally resolved or satisfied, notwithstanding the expiration of such claims period.
9.7    Resolution of Notice of Claim.
(a)    Each Notice of Claim given by an Indemnified Party shall be resolved as follows:
(i)    Uncontested Claims. If, within 30 days after a Notice of Claim is received by the Representative, the Representative does not contest such Notice of Claim in writing to the Indemnified Party (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Fund) as provided in Section 9.7(a)(ii), the Representative shall be conclusively deemed to have consented, on behalf of all Indemnifying Parties, to the recovery by the Indemnified Party of the full amount of Damages (subject to the limitations contained in this Article 9) specified in the Notice of Claim in accordance with this Article 9, including the forfeiture of all or a portion of the Escrow Fund, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Parties for such amount in any court having jurisdiction over the matter where venue is proper.
(ii)    Contested Claims. If the Representative gives the Indemnified Party written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Fund) within the 30-day period specified in Section 9.7(a)(i), then such Contested Claim shall be resolved by either (A) a written settlement agreement executed by Parent and the Representative (a copy of which shall be furnished to the Escrow Agent if the Claim involves recovery against the Escrow Fund) or (B) in the absence of such a written settlement agreement within 30 days following receipt by the Indemnified Party of the written notice from the Representative, by binding litigation between Parent and the Representative in accordance with the terms and provisions of Section 9.7(b).
(b)    Litigation of Contested Claims. In accordance with Section 11.1, either Parent or the Representative may bring suit in the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware to resolve a Contested Claim. The decision of the trial court as to the validity and amount of any claim in such Notice of Claim shall be nonappealable, binding and conclusive upon the parties to this Agreement, the Indemnified Party and the Indemnifying Parties, as applicable, and the Escrow Agent, all of whom shall be obligated to act in accordance with such decision and, if applicable, make or withhold payments out of the Escrow Fund in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. The non-prevailing party to a suit shall pay its own expenses and the expenses, including attorneys’ fees and documented out-of-pocket costs, reasonably incurred by the other party to the suit.
(c)    Payment of Claims. If any amount is determined, agreed or deemed agreed to be owed to any Indemnified Person in accordance with this Section 9.7, then (i) within three Business Days following the date such amount is determined, agreed or deemed agreed to be owed, Parent and the Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release such amount to the Indemnified Party from the Escrow Fund (if and to the extent such amount is to be recovered from the Escrow Fund), and (ii) if the amount remaining in the Escrow Fund is insufficient to cover the full amount that is determined, agreed or deemed agreed to be owed to such Indemnified Party, or if such amount is otherwise to be recovered directly from the Indemnifying Parties, then, subject to the limitations contained in Section 9.3, each Indemnifying Party shall, within 10 Business Days following the date such amount is determined, agreed or deemed agreed to be owed, pay such Indemnifying Party’s Pro Rata Indemnity Share of the amount of such shortfall or direct recovery to such Indemnified Party. Notwithstanding anything in this Agreement to the contrary, Parent shall be entitled to offset against or deduct from any amount of the Aggregate Cash Consideration retained by Parent pursuant to the terms of any Indemnifying Party’s Support Agreement that has become, or in the future becomes, earned and due and payable from Parent or any of its Affiliates to such Indemnifying Party pursuant to such Support Agreement in full or partial satisfaction of any Damages recoverable directly from such Indemnifying Party under this Agreement.
9.8    Release of Remaining Escrow Fund. Within five Business Days following the Expiration Date, Parent and the Representative shall instruct the Escrow Agent, subject to Section 9.9, to deliver to each Indemnifying Party an amount equal to (i) such Indemnifying Party’s Pro Rata Escrow Share, multiplied by (ii) all of funds in the Escrow Fund (if any) in excess of any amounts in the Escrow Fund that may be necessary to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim delivered to the Representative before the Expiration Date (based on the total maximum amount of Damages then being claimed in good faith by Indemnified Parties in such unresolved, unsatisfied or disputed Claims). If any Claim is unresolved, unsatisfied or disputed as of the Expiration Date, then the Escrow Agent shall retain possession and custody of that portion of the Escrow Fund that equals the total maximum amount of Damages then being claimed in good faith by Indemnified Parties in all such unresolved, unsatisfied or disputed Claims, and as soon as each such Claim is resolved, the Escrow Agent shall, subject to Section 9.9, deliver to each Indemnifying Party an amount equal to (A) such Indemnifying Party’s Pro Rata Escrow Share, multiplied by (B) the portion of the Escrow Fund that is not being retained in respect of remaining unresolved, unsatisfied or disputed Claims. The aggregate amount that is released to the Company

Securityholders (or to the Representative pursuant to Section 9.13) from the Escrow Fund shall be referred to as the “Escrow Fund Release Amount”.
9.9    Payment Conditions. With respect to any amount to be released from the Escrow Fund or the Expense Fund Amount pursuant to Sections 9.8 or 9.13(d) or any amounts to be paid to the Company Stockholders pursuant to Section 2.3(e):
(a)    if any Indemnifying Party who held shares of Company Capital Stock has not executed and delivered a properly completed Letter of Transmittal and surrendered such Person’s Certificate(s) in accordance with Section 2.7 or complied with Section 2.7(c) with respect to any lost, stolen or destroyed certificate (the “Payment Conditions”) prior to the date on which any amount is to be distributed from the Escrow Fund or the Expense Fund Amount or to be paid to such Indemnifying Party, then any amount that would otherwise be released or paid to such Indemnifying Party shall be held by the Exchange Agent, without interest, until such Indemnifying Party satisfies all applicable Payment Conditions; and
(b)    unless the Representative provides updated payment delivery instructions, each distribution to be made from the Escrow Fund or the Expense Fund Amount, and each payment to be made by Parent pursuant to Section 2.3(e) to a particular Indemnifying Party shall be effected in accordance with the payment delivery instructions set forth in such Person’s Letter of Transmittal.
9.10    Tax Consequences of Indemnification Payments. All payments (if any) made to an Indemnified Party pursuant to any indemnification, compensation or reimbursement obligations under this Article 9 will be treated as adjustments to the purchase price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.
9.11    No Right of Contribution. No Indemnifying Party or the Representative acting on their behalf shall make any claim for indemnification, compensation, reimbursement or contribution from Parent, the Company, the Surviving Corporation or any Affiliate, assign or successor of any of the foregoing with respect to any indemnification, compensation or reimbursement claims arising under or in connection with this Agreement to the extent that the Company, the Surviving Corporation or any Indemnified Party is entitled to indemnification, compensation or reimbursement hereunder for such claim, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Indemnified Parties.
9.12    Exclusive Remedy. Following the Closing, except as contemplated by Section 11.5, the rights to indemnification, compensation or reimbursement provided by Section 9.2 shall be the sole and exclusive remedy for any Damages of any Indemnified Party with respect to any breach of this Agreement by the Company or with respect to any of the matters set forth in Section 9.2.
9.13    Appointment of Representative.
(a)    By voting in favor of the adoption of this Agreement, executing and delivering a Support Agreement or participating in the Merger and receiving the benefits thereof, each Indemnifying Party shall be deemed to have approved the designation of and hereby designates the Representative as the representative of the Indemnifying Parties and as the attorney-in-fact and exclusive agent for and on behalf of each Indemnifying Party with respect to Claims under this Article 9 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement, the Escrow Agreement, the Representative Engagement Agreement or any Company Ancillary Agreement to which such Indemnifying Party is a party in its capacity as an Indemnifying Party, including the exercise of the power to: (i) give and receive notices and communications to or from (on behalf of itself or any other Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement, any Company Ancillary Agreement to which such Indemnifying Party is a party in its capacity as a Indemnifying Party, or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement, the Escrow Agreement or any Company Ancillary Agreement to which such Indemnifying Party is a party in its capacity as a Indemnifying Party expressly contemplates that any such notice or communication shall be given or received by such Indemnifying Party individually), (ii) authorize the release or delivery to Parent of all or a portion of the Escrow Fund in satisfaction of Claims by Parent or any other Indemnified Party pursuant to this Article 9 (including by not objecting to such Claims), (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (A) Claims by Parent or any other Indemnified Party pursuant to this Article 9 or (B) any dispute between any Indemnified Party and any such Indemnifying Party, in each case, relating to this Agreement or the Escrow Agreement and (iv) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Indemnifying Party with respect to the disposition, settlement or other handling of all Claims under this Article 9 and all rights or obligations arising under this Article 9. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Indemnifying Parties, except as expressly provided herein, in the Escrow Agreement and in the Representative Engagement Agreement. The Indemnifying Parties shall be bound by all actions taken and documents executed by the Representative in connection with this Article 9, and Parent and the other Indemnified Parties shall be entitled to rely on any action or decision of the Representative. The Indemnifying Parties recognize and intend that the power of attorney granted in this Section 9.13(a) and the powers, immunities and rights to indemnification granted to the Representative Group hereunder: (1) are coupled with an interest and are irrevocable; (2) may be delegated by the Representative; (3) shall survive the death, incapacity, dissolution, liquidation, bankruptcy or winding up of each of the Indemnifying Parties and shall be binding on any successor thereto; and (4) shall survive the delivery of any assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Escrow Fund. Each Indemnifying Party (aa) agrees that all actions taken by the Representative under this Agreement or the Escrow Agreement shall be binding upon such Indemnifying Party and such Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Indemnifying Party and (bb) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement, the Representative Agreement or the Escrow Agreement. The Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied, and for the purposes of clarity there are no obligations of the Representative in any Company Ancillary Agreement, schedule, exhibit or the Company Disclosure Letter. The Representative may engage attorneys, accountants and other professionals and experts. The Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Representative based on such reliance shall be deemed conclusively to have been taken in good faith. In addition, the Representative may rely on the Spreadsheet, on any signature believed by it to be genuine, and reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party. Parent may conclusively rely, without independent verification or investigation, upon any action of the Representative as being the binding decision or action of the Indemnifying Parties, and Parent shall not be liable to any Indemnifying Party or any other Person for any actions taken or omitted from being taken by them or by Parent in accordance with or reliance upon any decision or action of the Representative. The Person serving as the Representative may resign at any time, and may be replaced from time to time by the holders of a majority in interest of the Escrow Fund then on deposit with the Escrow Agent upon not less than 10 Business Days’ prior written notice to Parent and the Escrow Agent. The immunities and rights to indemnification shall survive the resignation or removal of the Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow

Agreement. No bond shall be required of the Representative. Notices or communications to or from the Representative shall constitute notice to or from each of the Indemnifying Parties.
(b)    Each Indemnifying Party hereby authorizes Parent to withhold the Expense Fund Amount from the amounts otherwise payable by Parent to the Indemnifying Parties pursuant to Section 2.1(c), Section 2.1(e) and Section 2.2(a), with Parent to withhold from the Merger Consideration otherwise payable to each Indemnifying Party and deliver to the Representative an amount equal to each Indemnifying Party’s Pro Rata Indemnity Share of the Expense Fund Amount. Certain Indemnifying Parties have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative to provide direction to the Representative in connection with its services under this Agreement, the Escrow Agreement and the Representative Engagement Agreement (such Indemnifying Parties, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). In performing the functions specified in this Agreement, the Representative Engagement Agreement and the Escrow Agreement, neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”), shall be liable to any Indemnifying Party in the absence of gross negligence or willful breach on the part of the Representative. Each Indemnifying Party shall severally (based on each such Indemnifying Party’s respective Pro Rata Indemnity Share), and not jointly, indemnify and hold harmless the Representative Group from and against any loss, liability damage, claim, fee, judgment, amount paid in settlement, fine or expense, including costs of counsel and other skilled professionals and in connection with seeking recovery from insurers, incurred without gross negligence or willful breach on the part of the Representative Group and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement and under the Representative Engagement Agreement, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Representative Group (together, the “Representative Expenses”). If not paid directly to the Representative by the Indemnifying Parties, such Representative Expenses may be recovered by the Representative, first, from the Expense Fund Amount, second, from any distribution of the Escrow Fund otherwise distributable to the Indemnifying Parties at the time of distribution, and third, directly from the Indemnifying Parties. The Indemnifying Parties acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions.
(c)    The Representative represents and warrants to Parent and Merger Sub as of the Agreement Date and as of the Closing Date as follows: (i) the Representative is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute and deliver this Agreement and any other applicable Contract, instrument or document contemplated hereby and to perform its obligations hereunder and thereunder, (ii) the execution, delivery and performance by the Representative of this Agreement and any other applicable Contract, instrument or document contemplated hereby have been duly and validly authorized by the Representative and no other act or proceeding on the part of the Representative or its equity holders is necessary to authorize the execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby, (iii) this Agreement and any other applicable Contract, instrument or document contemplated hereby has been duly executed and delivered by the Representative and constitutes a valid and binding obligation of the Representative, enforceable in accordance with its terms and (iv) neither the execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby by the Representative nor the consummation of the

Merger will conflict with, or result in a termination, breach, impairment or violation of, the organizational or other governing documents of the Representative, or any applicable Law or Contract to which the Representative or its assets or properties is bound.
(d)    Upon the payment of the Expense Fund Amount by Parent or its designee to the segregated client bank account maintained by the Representative for the Expense Fund Amount pursuant to Section 2.4(c), each Indemnifying Party shall be deemed to have contributed his, her or its Pro Rata Indemnity Share of the Expense Fund Amount. The Representative shall hold the Expense Fund Amount in accordance with this Agreement on behalf of the Indemnifying Parties as a fund which will be used for the purposes of paying directly, or reimbursing the Representative for, any third party expenses pursuant to this Agreement, the Representative Engagement Agreement and the Escrow Agreement, or (ii) as otherwise directed by the Advisory Group. The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund Amount, and has no tax reporting or income distribution obligations. Subject to Advisory Group approval, the Representative may contribute funds to the Expense Fund Amount from any consideration otherwise distributable to the Indemnifying Parties. The Indemnifying Parties will not receive any interest or earnings on the Expense Fund Amount and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence, willful misconduct or bad faith. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the release in full of the Escrow Fund, the Representative will deliver the balance of the Expense Fund Amount to the Exchange Agent, subject to Section 9.9, for further distribution to the Indemnifying Parties in accordance with their respective Pro Rata Indemnity Shares. For Tax purposes, the Expense Fund Amount will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the time of Closing (and, for the avoidance of doubt, (1) Tax withholding, if any, with respect to such deemed contribution by any Indemnifying Party shall be satisfied from such Indemnifying Party’s share of the Merger Consideration payable to such Indemnifying Party on the Closing Date and shall not reduce the Expense Fund Amount, and (2) any portion of the Expense Fund Amount remaining that is returned to an Indemnifying Party shall not be subject to information reporting or Tax withholding).
ARTICLE 10
TAX MATTERS
10.1    Tax Returns; Tax Matters
(a)    The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law. At least 15 days prior to filing any such Tax Return, the Company shall submit a copy of any such Tax Return that is an income Tax Return, along with supporting work papers, to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.
(b)    Following the Closing Date, Parent shall, at the Company Stockholders’ expense, prepare and file all Tax Returns required to be filed by the Company after the Closing Date with respect to

Pre-Closing Tax Periods, which Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law. Parent shall provide the Representative with a copy of each such proposed Tax Return that is an income Tax Return or a Tax Return that shows a material amount of Tax due (and such additional information regarding such Return as may reasonably be requested by the Representative in writing) and permit the Representative, at the Company Stockholders’ expense, to review and comment on each such Tax Return, and Parent shall submit all such Tax Returns to the Representative at least 20 days (or as soon as is reasonably practicable with respect to such Tax Returns that are non-income Tax Returns) prior to the due dates for such Tax Returns. Parent shall make all reasonable changes as requested by the Representative with respect to such Tax Returns that are income Tax Returns or Tax Returns that show a material amount of Tax due. If Parent does not receive comments from the Representative at least five days prior to the filing of such Tax Returns, the Representative shall be deemed to have no comments to such Tax Returns.
(c)    Not later than 10 days prior to the due date of the payment of Taxes on any Tax Returns which Parent has the responsibility to cause to be filed pursuant to Section 10.1(b), without duplication of, or prejudice to, the Indemnified Parties’ rights to indemnification, compensation or reimbursement under Section 9.2, Parent shall be entitled to withdraw from the Escrow Fund an amount equal to the costs of preparing such Tax Returns plus the amount of Indemnified Taxes, as reasonably determined by Parent, due in respect of such Tax Returns. For purposes of this Agreement, costs of preparing such Tax Returns shall include any costs relating to any studies and/or reports necessary to substantiate and/or validate any Tax credits claimed or reported on such Tax Returns, provided that for the avoidance of doubt, such reasonable costs shall not include any costs incurred in evaluating the availability of net operating losses, Tax credits or other similar Tax attributes for use in a taxable period ending after the Closing Date.
(d)    Except as authorized in Section 10.1(e) solely with respect to the Taxes referenced in that provision, Parent and the Surviving Corporation shall not (and shall not permit their respective Affiliates to) (i) amend any Tax Returns of the Company with respect to any Pre-Closing Tax Period, (ii) cause the Company to make any Tax election that has retroactive effect to any Tax Return for a Pre- Closing Tax Period, or (iii) agree to extend or waive the statute of limitations with respect Taxes of the Company for a Pre-Closing Tax Period, except, in each case, with the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), or as required or permitted pursuant to Section 10.1(b) or Section 10.1(e).
(e)    Notwithstanding anything to the contrary in this Agreement, and without duplication of, or prejudice to, the Indemnified Parties’ rights to indemnification, compensation or reimbursement under Section 9.2, Parent and the Surviving Corporation shall be entitled to file, initiate and/or enter into any voluntary disclosure or similar agreements with Tax authorities regarding the Company’s unpaid sales, use, gross receipts or similar Taxes for Pre-Closing Tax Periods without the prior written consent or approval of the Representative; provided that, Parent and its Affiliates (including the Surviving Corporation) shall use good faith efforts to minimize the Taxes which are the subject of such voluntary disclosure or similar agreements in the preparation, filing, negotiation and settlement with respect thereto. For the avoidance of doubt, any costs and expenses, including professional fees, incurred in connection with such voluntary disclosure or similar agreements shall be borne by the Indemnifying Parties pursuant to Section 9.2.
10.2    Cooperation. Parent and the Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent or the Representative, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Parent, the Company and the Representative shall (i) retain all books and records in their possession with respect to

Taxes until expiration of the statute of limitations of the respective taxable periods, and (ii) abide by all record retention agreements entered into with any taxing authority. Notwithstanding the foregoing or any other provision herein to the contrary, including Section 9.5(b), in no event shall the Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of the Company for Pre-Closing Tax Periods).
10.3    Tax Audits.
(a)    If (A) notice of any Action with respect to Taxes of the Company (a “Tax Contest”), (B) notice of an intent to commence any Tax Contest, or (C) notice of deficiency, proposed adjustment, notice of assessment, or notice of lien with respect to Taxes (whether claimed, proposed, asserted, or assessed) shall be received by any party for which any other party may reasonably be expected to be liable under this Agreement, the notified party shall provide such other party or parties in writing a Notice of Claim; provided, however, that the failure of the notified party to give any other party notice as provided herein shall not relieve such other party of its indemnification, compensation or reimbursement obligations under Article 9 or this Article 10 except to the extent that such other party is actually and materially prejudiced thereby. Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 10.3 conflicts with any provision of Article 9, this Section 10.3 shall govern.
(b)    Parent shall have the right to control the conduct of any Tax Contest of the Company. To the extent a Tax Contest relates to Taxes attributable to a Pre-Closing Tax Period, Parent shall (i) keep the Representative informed of all developments on a timely basis, (ii) provide to the Representative copies of any and all material correspondence from any Governmental Authority related to such Tax Contest and all information reasonably requested by the Representative regarding such Tax Contest, (iii) permit the Representative to evaluate and comment on such Tax Contest, and reasonably and in good faith consider any such comments of the Representative, (iv) provide the Representative with the opportunity to attend conferences with the relevant Governmental Authority (if reasonably practical) and to review and provide comments with respect to written responses provided to the relevant Governmental Authority and (v) not settle or otherwise compromise any such Tax Contest if such settlement or other compromise could reasonably be expected to give rise to an indemnification claim hereunder without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Representative shall have objected within 30 days after written request for such consent by Parent.
10.4    Transfer Taxes. Any transfer, stamp, documentary, sales, use, registration, VAT and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne fifty percent (50%) by the Company Stockholders and fifty percent (50%) by Parent, and each of the aforementioned parties shall indemnify the other party from such Transfer Taxes paid by the other in excess of such threshold. The party legally obligated to do so will file or cause to be filed in a timely manner all necessary documents (including all Tax Returns) with respect to all such Transfer Taxes. The Representative and Parent shall provide one another with evidence reasonably satisfactory to the other party that any Transfer Taxes payable by the Company Securityholders on one hand, and the Parent on the other hand, have been paid (to the extent required by this Section 10.4).

ARTICLE 11
MISCELLANEOUS

11.1    Governing Law. This Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware, irrespective of its conflicts of law principles. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (unless the Federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of any of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 9.7(b)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware; provided that a judgment rendered by such court may be enforced in any court having competent jurisdiction. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.9 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the State of Delaware.
11.2    Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.
11.3    Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.
11.4    Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile, .pdf or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.
11.5    Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.6    Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by Parent, the Company and the Representative. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 11.6 at any time before or after adoption of this Agreement by the Company Stockholders, but, after such adoption, no amendment shall be made which by Law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of the Company and Parent may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in any of the representations and warranties made to it contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.
11.7    Expenses. Except as otherwise expressly provided herein, whether or not the Merger is successfully consummated, each party shall bear its respective legal, accountants, and financial advisory fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby, it being the intention of the parties that if the Merger is consummated, the Unpaid Transaction Fees be taken into account in calculating the Adjusted Transaction Value as set forth herein.
11.8    Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.
11.9    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by electronic mail, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service, provided that notices to the Representative shall be delivered solely by facsimile or electronic mail. Such notices and other communications shall be effective upon receipt if hand delivered or sent during normal business hours by facsimile (effective as of the delivery of the facsimile confirmation) or electronic mail, three Business Days after mailing if sent by mail, and one Business Day after dispatch if sent by express courier or after receipt if not sent during normal business hours by facsimile or electronic mail, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 11.9:
If to Parent or Merger Sub:
Ellie Mae, Inc.
4420 Rosewood Drive, Suite 500
Pleasanton, CA 94588
Attention: Brian Brown, EVP & General Counsel
E-Mail:    brian.brown@elliemae.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, CA 94025
Attention:    Lawrence M. Chu and Michael S. Russell
Fax No.:    (650) 853-1038
E-Mail:    lawchu@goodwinlaw.com; mrussell@goodwinlaw.com
If to the Company:
Velocify, Inc.
222 North Sepulveda Blvd
El Segundo, CA 90245
Attention:     Chief Executive Officer
Fax No.:    (206) 878-3082
E-Mail:    nhedges@velocify.com
with a copy (which shall not constitute notice) to:
Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, CA 90401
Attention: Dave Young and Laura Medina
E-Mail: dyoung@cooley.com; lmedina@cooley.com
If to the Representative:
Fortis Advisors LLC
Attention: Notice Department
Facsimile No.: (858) 408-1843
Email: notices@fortisrep.com
with a copy (which shall not constitute notice) to:
Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, CA 90401
Attention: Dave Young and Laura Medina
E-Mail: dyoung@cooley.com; lmedina@cooley.com
11.10    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 11.10.

11.11    Interpretation; Rules of Construction. The terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the Company Disclosure Letter and the Exhibits and Schedules hereto), and when a reference is made in this Agreement to Exhibits, Schedules, Sections or Articles, such reference shall be to an Exhibit or Schedule to, Section or Article of this Agreement, respectively, unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “asset” or “property” shall be construed as having the same meaning and effect and to refer to any and all assets and properties, real and personal, tangible and intangible. The word “fraud” shall be construed to mean intentional fraud. When a reference is made to a specific Law, act or statute, such reference shall include any regulations promulgated thereunder. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument, or statute, in each case, as from time to time amended, modified or supplemented (in the case of agreements or instruments, if permitted under this Agreement), including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms defined herein have the meanings assigned to them in this Agreement and include plural as well as the singular. Accounting terms not otherwise defined have the meaning assigned to them in accordance with GAAP. Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. Unless stated otherwise, the terms “dollars” and “$” shall mean United States dollars. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
11.12    Third-Party Beneficiary Rights. None of the provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, Affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; provided, however, that (a) Article 9 is intended to benefit the Indemnified Parties and (b) Section 6.4 is intended to benefit the Company Indemnified Parties.
11.13    Public Announcement. Neither Parent nor the Company shall make any public announcement relating to this Agreement without the consent of the other prior to the Closing. At the Closing, Parent and the Company shall issue a mutually agreeable press release. Notwithstanding the foregoing, Parent may make such disclosures regarding the Merger as it determines are required under applicable securities Laws or regulatory or stock exchange rules.
11.14    Confidentiality.
(a)    From and after the Closing, the restrictions on the use and disclosure of Proprietary Information (as such term is defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement shall not apply to Parent or its Affiliates and their respective Representatives (as such term is defined in the Confidentiality Agreement) with respect to any information relating to the Company Business as presently conducted and as proposed by the Company to be conducted as of the Agreement Date.
(b)    Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any Company Ancillary Agreement, after the Closing: (i) all Proprietary Information included in the Company Intellectual Property Rights or embodied in the Company Technology and Company

Intellectual Property Rights that are not owned by a third Person shall be the confidential information of Parent (and not of the Company or any of its Affiliates) for purposes of the Confidentiality Agreement, regardless of whether such Proprietary Information or Technology were identified or otherwise designated as “confidential,” and (ii) Parent shall be considered the “Disclosing Party” under the Confidentiality Agreement and the Company and any of its Affiliates who have had access to Proprietary Information included in the Company Intellectual Property Rights or embodied in the Company Technology or Company Intellectual Property Rights that are not owned by a third Person shall be considered the “Receiving Party” under the Confidentiality Agreement. The Company and any of its respective directors, officers and employees who have had access to such Proprietary Information or Technology prior to the date of this Agreement shall be bound by the terms of the Confidentiality Agreement until the second anniversary of the Closing Date, and, for the avoidance of doubt, Parent shall have no obligations under the Confidentiality Agreement with respect to such Proprietary Information or Technology.
(c)    The parties agree to continue to abide by the terms of the Confidentiality Agreement, as amended pursuant to this Section 11.14. The Representative agrees to hold this Agreement and each document contemplated hereby in confidence and not disclose the terms hereof or thereof or the transactions contemplated hereby or thereby to any third party (other than the Indemnifying Parties), except as reasonably necessary in order for Representative to fulfill its obligations pursuant to ARTICLE IX.
11.15    Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Company Disclosure Letter, the Parent Ancillary Agreements, the Confidentiality Agreement and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto or thereto. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.
11.16    Waiver of Conflicts. Each party acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that the Company and the Company Securityholders are clients of Cooley LLP (“Firm”).  After the Closing, it is possible that Firm will represent the Company Securityholders and/or the Representative (individually and collectively, the “Seller Group”) solely in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt, with respect to any claim for indemnification against the Company Securityholders. Parent, the Surviving Corporation and the Company hereby agree that Firm (or any successor) may represent the Seller Group in the future solely in connection with issues that may arise under this Agreement and any claims that may be made thereunder pursuant to this Agreement, including a dispute that arises after the Closing between Parent (and/or the Company) and the Representative, even though the interests of  Representative may be directly adverse to Parent or the Company, and even though the Firm may have represented the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Company.  Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any representative or Affiliate of the Seller Group, solely in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.
11.17    Privileged Information. It is acknowledged by the parties hereto that Parent will own and control the attorney client privilege with respect to, and will own, control and have the right to use, the Privileged Communications following the Effective Time; provided, however, that following the Effective

Time, the Representative and the Company Securityholders also will be permitted to use Privileged Communications in connection with the defense of any claim by Parent or any other Indemnified Party under Article 9.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT
ELLIE MAE, INC.

By: /s/ Jonathan Corr
Name: Jonathan Corr
Title: CEO

MERGER SUB
VICTORY MERGER SUB, INC.

By: /s/ Boris Kogan
Name: Boris Kogan
Title: President

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY
VELOCIFY, INC.

By: /s/ Nicholas Hedges
Name: Nicholas Hedges
Title: President & CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

REPRESENTATIVE
FORTIS ADVISORS LLC
By: /s/ Adam Lezack
Name: Adam Lezack
Title: Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]